ANNUAL REPORT 2025

® ® A S U B S I D I A R Y O F S TA N D A R D M O T O R P R O D U C T S , I N C . A S U B S I D I A R Y O F S TA N D A R D M O T O R P R O D U C T S , I N C . Canada 1 Facility U.S.A 5 Facilities Mexico 6 Facilities Europe 4 Facilities REGISTRAR AND TRANSFER AGENT Computershare Trust Company, N.A. PO Box 43006 Providence, RI 02940-3006 www.computershare.com/investor INDEPENDENT AUDITORS KPMG LLP Two Manhattan West 375 9th Avenue, 17th Floor New York, NY 10001 COMMON STOCK Standard Motor Products, Inc.’s Common Stock is listed on the New York Stock Exchange under the symbol “SMP” MANUFACTURING LOCATIONS

Asia 5 Facilities YEAR ENDED DECEMBER 31, ABOUT SMP Standard Motor Products is a leading global manufacturer and distributor of premium replacement parts in the automotive aftermarket and a custom-engineered solutions provider to vehicle and equipment manufacturers in diverse non-aftermarket end markets. Headquarters: Long Island City, NY Year Founded: 1919 Number of Employees: 6,2001 Our Four Operating Segments Vehicle Control: Provides critical sensors, actuators, ignition components, emission components and more to major automotive aftermarket retailers and wholesale distributors Temperature Control: Full-line supplier of air conditioning and heating components to major automotive aftermarket retailers and wholesale distributors Nissens: Leading European-based aftermarket supplier of premium powertrain cooling, air conditioning and vehicle control components. Engineered Solutions: Offers a wide range of custom-designed products to vehicle and equipment manufacturers across diverse global end markets 1Includes JVs 2025 2024 Net Sales $ 1,791,158 $ 1,463,849 Operating Income 1 $ 151,399 $ 101,693 Earnings From Continuing Operations 1, 2 $ 90,303 $ 70,456 Adjusted EBITDA1, 2 $ 200,940 $ 140,058 PER SHARE: Earnings From Continuing Operations 1, 2 - Diluted $ 4.02 $ 3.17 Dividends $ 1.24 $ 1.16 Stock Price at Year End $ 36.85 $ 30.98 Average Number of Common and Dilutive Shares 22,483,591 22,237,060 Assets $ 1,995,241 $ 1,814,126 Stockholders’ Equity $ 698,262 $ 630,082 (Dollars in thousands, except per share amounts) 1 Non-GAAP. See the Reconciliation of GAAP and Non-GAAP Measures on the page facing the inside back cover of this Annual Report 2 Attributable to SMP

Nissens Automotive Update A major focus this year was integrating Nissens Automotive. Because our strategies and product categories align closely, our objectives are centered on supplier consolidation, product cost savings, complementary catalog expansion, and targeted commercial efficiencies. We set a goal of achieving $8–$12 million in cost reduction synergies within 24 months, and we are well on track to meet that target. As we enter the new year, we are continuing to drive savings while also pursuing opportunities in cross selling, new category coverage, and strengthening relationships with shared global customers. The team’s engagement and momentum remain exceptionally strong. Business Performance 2025 was another solid year of execution. Nissens contributed meaningfully from the start, and healthy aftermarket fundamentals supported broad based growth. Sales increased 22%, and adjusted diluted earnings per share grew nearly 27%. Vehicle Control delivered consistent gains across its non-discretionary categories. Temperature Control continued to outperform, even with a milder summer, as customers managed inventories effectively to meet early season demand. Our Engineered Solutions business is subject to more cyclical volatility than the aftermarket due to the wide range of new vehicle and equipment end- markets. Demand was sluggish to start the year, but fortunately this trend reversed mid-2025 as the segment experienced sequential improvement. And lastly, Nissens performed better than our expectations during our first full year of ownership. Strong sales and profits meaningfully contributed to SMPs overall solid performance, and we look forward to the exciting opportunities ahead for this segment. TO OUR SHAREHOLDERS ERIC P. SILLS Chairman of the Board & Chief Executive Officer 2025 was a record year for SMP, with sales approaching $1.8 billion. Our North American aftermarket businesses performed well, we completed a successful first full year with Nissens, and we experienced a nice rebound in our Engineered Solutions segment, all while navigating a new tariff environment that required close collaboration with customers and channel partners. * See the Reconciliation of GAAP and Non-GAAP Measures on the page facing the inside back cover of this Annual Report Full Year QUARTERLY DIVIDENDS 2021 2022 2023 2024 2025 $0.29 $0.31 $0.27 $0.29 $0.25 $0.35 $0.30 $0.25 $0.20 $0.15 $0.10 $0.05 DILUTED EPS (W/O SPECIAL ITEMS)* $5.00 $4.00 $3.00 $2.00 $1.00 $0.00 $4.45 $3.59 $4.02 $3.17 2021 2022 2023 2024 2025 $2.92 CONSOLIDATED NET SALES Full Year (Millions) 2021 2022 2023 2024 2025 $2,000 $1,500 $1,000 $500 $0 $1,371.8 $1,358.3 $1,463.8 $1,791.2 $1,298.8 $210.0 $180.0 $150.0 $120.0 $90.0 $60.0 $30.0 $0.0 EBITDA (W/O SPECIAL ITEMS)* Full Year (Millions) $146.1 $140.1 $200.9 $161.8 2021 2022 2023 2024 2025 $126.7

Looking Ahead Economic uncertainty and volatility remain on the forefront heading into 2026. A bright spot is the stability of the global aftermarket sector that continues to demonstrate enduring resilience, supported by a large and aging vehicle population, the non-discretionary nature of essential repairs, and the counter-cyclical behavior of vehicle maintenance spending as consumers have a propensity to keep their cars on the road and running. The tariff situation continues to be fluid. Our global footprint has helped us effectively manage the tariff environment, and we will continue collaborating with customers and channel partners to mitigate challenges and adapt as conditions evolve. As we move to 2026, our global transformation continues. Beyond cost synergies, Nissens has introduced several new product categories that, although in early stages, should begin contributing as the year progresses. Longer term, we see exciting opportunities to drive growth, margin expansion, and value creation. Our greatest strength remains our people, their ability to execute, innovate, and deliver on the initiatives that will move SMP forward. I am confident in the foundation we have built, and in the path ahead for our shareholders worldwide. Thank you for your continued trust and support. Sincerely, Eric Sills Chairman of the Board & Chief Executive Officer Favorable Market Conditions Number of Light Vehicles on the Road • Grown to 289 million in the US and 258 million in Europe • Growth creates a larger addressable market for SMP Average Age of Light Vehicles • Increased to 12.8 years in the US and 12.5 years in Europe • Service and repair opportunities will grow as the global fleet continues to age Based on the latest available data from 2025 and 2024 sourced from: Autocare Association / S&P Global Mobility / Eurostat Based on the latest data available from 2025 and 2024 sourced from: Autocare Association / S&P Global Mobility / Roland Berger / Autoalan Tiedotuskeskus

ANNUAL MEETING OF SHAREHOLDERS The Annual Meeting of Shareholders of Standard Motor Products, Inc. will be held online at www.virtualshareholdermeeting.com/SMP2026 on Thursday, May 21, 2026 at 2:00 p.m. (Eastern Daylight Time) A notice of this meeting, together with a proxy statement, is being mailed to all shareholders on or about April 21, 2026.

BOARD OF DIRECTORS ERIC P. SILLS Chairman of the Board and Chief Executive Officer of Standard Motor Products, Inc. ALISA C. NORRIS Former Chief Marketing and Communications Officer of JDRF International JAMES J. BURKE Chief Operating Officer of Standard Motor Products, Inc. ALEJANDRO C. CAPPARELLI Vice President and General Manager, Lifecycle Segment Portfolio of Rockwell Automation, Inc. PAMELA FORBES LIEBERMAN Former Interim Chief Operating Officer of Entertainment Resource, Inc. PATRICK S. McCLYMONT Chief Financial Officer of Hagerty, Inc. JOSEPH W. McDONNELL President of the University of Maine at Farmington PAMELA S. PURYEAR, Ph.D. Former EVP and Global CHRO of Walgreens Boots Alliance, Inc. CORPORATE OFFICERS ERIC P. SILLS Chief Executive Officer JAMES J. BURKE Chief Operating Officer DALE BURKS Chief Commercial Officer NATHAN R. ILES Chief Financial Officer CARMINE J. BROCCOLE Chief Legal Officer and Secretary RAY NICHOLAS Chief Information Officer and Vice President Information Technology VICTORIA T. RINGWOOD Chief Human Resources Officer THOMAS BESSON Chief Transformation Officer ESTHER PARKER Chief Accounting Officer ERIN PAWLISH Treasurer

SMPCORP.COM SMPCORP.COM

SMP®

Standard Motor Products, Inc

ANNUAL REPORT 2025








SMP






Nissens

Standard Motor Products, Inc.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, N.A.
PO Box 43006
Providence, RI 02940-3006
www.computershare.com/investor

INDEPENDENT AUDITORS

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

COMMON STOCK

Standard Motor Products, Inc.'s Common Stock is listed on the New York Stock Exchange under the symbol "SMP"

MANUFACTURING LOCATIONS



Europe
4 Facilities
Canada
1 Facility
U.S.A
5 Facilities
Mexico
6 Facilities

YEAR ENDED DECEMBER 31,

		2025		2024
Net Sales	$	1,791,158	$	1,463,849
Operating Income[1]	$	151,399	$	101,693
Earnings From Continuing Operations[1,2]	$	90,303	$	70,456
Adjusted EBITDA[1,2]	$	200,940	$	140,058
PER SHARE: Earnings From Continuing Operations[1,2] - Diluted	$	4.02	$	3.17
Dividends	$	1.24	$	1.16
Stock Price at Year End	$	36.85	$	30.98
Average Number of Common and Dilutive Shares		22,483,591		22,237,060
Assets	$	1,995,241	$	1,814,126
Stockholders' Equity	$	698,262	$	630,082

(Dollars in thousands, except per share amounts)

[1] Non-GAAP. See the Reconciliation of GAAP and Non-GAAP Measures on the page facing the inside back cover of this Annual Report
[2] Attributable to SMP



Asia
5 Facilities

ABOUT SMP

Standard Motor Products is a leading global manufacturer and distributor of premium replacement parts in the automotive aftermarket and a custom-engineered solutions provider to vehicle and equipment manufacturers in diverse non-aftermarket end markets.

Headquarters: Long Island City, NY
Year Founded: 1919
Number of Employees: 6,200[1]

Our Four Operating Segments

Vehicle Control: Provides critical sensors, actuators, ignition components, emission components and more to major automotive aftermarket retailers and wholesale distributors

Temperature Control: Full-line supplier of air conditioning and heating components to major automotive aftermarket retailers and wholesale distributors

Nissens: Leading European-based aftermarket supplier of premium powertrain cooling, air conditioning and vehicle control components.

Engineered Solutions: Offers a wide range of custom-designed products to vehicle and equipment manufacturers across diverse global end markets

[1] Includes JVs


CONSOLIDATED NET SALES
$2,000
$1,500
$1,000
$500
$0
$1,298.8
$1,371.8
$1,358.3
$1,463.8
$1,791.2
2021
2022
2023
2024
2025
Full Year (Millions)


EBITDA (W/O SPECIAL ITEMS)*
$210.0
$180.0
$150.0
$120.0
$90.0
$60.0
$30.0
$0.0
$161.8
$146.1
$126.7
$140.1
$200.9
2021
2022
2023
2024
2025
Full Year (Millions)


DILUTED EPS (W/O SPECIAL ITEMS)*
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$4.45
$3.59
$2.92
$3.17
$4.02
2021
2022
2023
2024
2025
Full Year

*See the Reconciliation of GAAP and Non-GAAP Measures on the page facing the inside back cover of this Annual Report


QUARTERLY DIVIDENDS
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.25
$0.27
$0.29
$0.29
$0.31
2021
2022
2023
2024
2025



TO OUR SHAREHOLDERS



ERIC P. SILLS
Chairman of the Board & Chief Executive Officer

2025 was a record year for SMP, with sales approaching $1.8 billion. Our North American aftermarket businesses performed well, we completed a successful first full year with Nissens, and we experienced a nice rebound in our Engineered Solutions segment, all while navigating a new tariff environment that required close collaboration with customers and channel partners.

Nissens Automotive Update

A major focus this year was integrating Nissens Automotive. Because our strategies and product categories align closely, our objectives are centered on supplier consolidation, product cost savings, complementary catalog expansion, and targeted commercial efficiencies. We set a goal of achieving $8–$12 million in cost reduction synergies within 24 months, and we are well on track to meet that target.

As we enter the new year, we are continuing to drive savings while also pursuing opportunities in cross selling, new category coverage, and strengthening relationships with shared global customers. The team's engagement and momentum remain exceptionally strong.

Business Performance

2025 was another solid year of execution. Nissens contributed meaningfully from the start, and healthy aftermarket fundamentals supported broad based growth. Sales increased 22%, and adjusted diluted earnings per share grew nearly 27%.

Vehicle Control delivered consistent gains across its non-discretionary categories. Temperature Control continued to outperform, even with a milder summer, as customers managed inventories effectively to meet early season demand.

Our Engineered Solutions business is subject to more cyclical volatility than the aftermarket due to the wide range of new vehicle and equipment end-markets. Demand was sluggish to start the year, but fortunately this trend reversed mid-2025 as the segment experienced sequential improvement.

And lastly, Nissens performed better than our expectations during our first full year of ownership. Strong sales and profits meaningfully contributed to SMPs overall solid performance, and we look forward to the exciting opportunities ahead for this segment.

Looking Ahead

Economic uncertainty and volatility remain on the forefront heading into 2026.

A bright spot is the stability of the global aftermarket sector that continues to demonstrate enduring resilience, supported by a large and aging vehicle population, the non-discretionary nature of essential repairs, and the counter-cyclical behavior of vehicle maintenance spending as consumers have a propensity to keep their cars on the road and running.

The tariff situation continues to be fluid. Our global footprint has helped us effectively manage the tariff environment, and we will continue collaborating with customers and channel partners to mitigate challenges and adapt as conditions evolve.

As we move to 2026, our global transformation continues. Beyond cost synergies, Nissens has introduced several new product categories that, although in early stages, should begin contributing as the year progresses. Longer term, we see exciting opportunities to drive growth, margin expansion, and value creation.

Our greatest strength remains our people, their ability to execute, innovate, and deliver on the initiatives that will move SMP forward. I am confident in the foundation we have built, and in the path ahead for our shareholders worldwide.

Thank you for your continued trust and support.

Sincerely,

Eric Sills
Chairman of the Board & Chief Executive Officer

Favorable Market Conditions

Number of Light Vehicles on the Road

- Grown to 289 million in the US and 258 million in Europe
- Growth creates a larger addressable market for SMP

Based on the latest available data from 2025 and 2024 sourced from: Autocare Association / S&P Global Mobility / Eurostat

Average Age of Light Vehicles

- Increased to 12.8 years in the US and 12.5 years in Europe
- Service and repair opportunities will grow as the global fleet continues to age

Based on the latest data available from 2025 and 2024 sourced from: Autocare Association / S&P Global Mobility / Roland Berger / Autoalan Tiedotuskeskus



SMP®

Standard Motor Products, Inc

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Standard Motor Products, Inc. will be held online at
www.virtualshareholdermeeting.com/SMP2026
on Thursday, May 21, 2026 at 2:00 p.m. (Eastern Daylight Time)

A notice of this meeting, together with a proxy statement, is being mailed to all shareholders on or about April 21, 2026.



Pollak
Design Makes the Difference
BWD
ENGINE MANAGEMENT TECHNOLOGY™
GP
SORENSEN
Matches Original Fit, Form and Function
HAYDEN
The Leader in Automotive Cooling
NAPA
ECHLIN
VEHICLE CONTROL
STANDARD
QUALITY DESIGNED. QUALITY BUILT.™
Nissens
BLUE STREAK
MADE TO STAND THE TEST OF TIME™
EVERCO HD
FOUR SEASONS
NEW Compressor

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____ to ____

Commission file number: 001-04743

Standard Motor Products, Inc.

(Exact name of registrant as specified in its charter)

New York	**11-1362020**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
37-18 Northern Blvd., Long Island City, New York	**11101**
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code:	**(718) 392-0200**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $2.00 per share	SMP	New York Stock Exchange LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☑
Non-Accelerated Filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common stock based on the closing price on the New York Stock Exchange on June 30, 2025 (the last business day of registrant's most recently completed second fiscal quarter) of $30.72 per share held by non-affiliates of the registrant was $613,458,278. For purposes of the foregoing calculation only, all directors and officers have been deemed to be affiliates, but the registrant disclaims that any of such are affiliates.

As of February 24, 2026, there were 22,145,939 outstanding shares of the registrant's common stock, par value $2.00 per share.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report is incorporated herein by reference from the registrant's definitive proxy statement relating to its annual meeting of stockholders to be held on May 21, 2026.

STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

INDEX

PART I

In this Annual Report on Form 10-K, "Standard Motor Products," "we," "us," "our," "SMP," and the "Company" refer to Standard Motor Products, Inc. and its subsidiaries, unless the context requires otherwise. This Report, including the documents incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this Report are indicated by words such as "anticipates," "expects," "believes," "intends," "plans," "estimates," "projects," "strategies" and similar expressions. These statements represent our expectations based on current information and assumptions and are inherently subject to risks and uncertainties. Our actual results could differ materially from those which are anticipated or projected as a result of certain risks and uncertainties, including, but not limited to, changes or loss in business relationships with our major customers and in the timing, size and continuation of our customers' programs; changes in our supply chain financing arrangements, such as changes in terms, termination of contracts and/or the impact of rising interest rates; the ability of our customers to achieve their projected sales; competitive product and pricing pressures; increases in production or material costs, including procurement costs resulting from higher customs duties and tariffs, and inflationary cost increases in raw materials, labor and transportation, that cannot be recouped in product pricing; the performance of the automotive aftermarket and/or other end-markets that we supply; changes in the product mix and distribution channel mix; economic and market conditions; successful integration of acquired businesses; our ability to achieve benefits from our cost savings initiatives; product liability matters (including, without limitation, those related to asbestos-related contingent liabilities); the effects of disruptions in the supply chain caused by geopolitical risks; uncertainties in U.S. trade policy, particularly as it relates to Mexico, Canada, China and the European Union; the material weakness in our internal control over financial reporting disclosed in Item 9A of this Report and our ability to successfully remediate the material weakness in an appropriate and timely manner; as well as other risks and uncertainties, such as those described under Risk Factors, Quantitative and Qualitative Disclosures About Market Risk and those detailed herein and from time to time in the filings of the Company with the SEC. Forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. In addition, historical information should not be considered as an indicator of future performance.

ITEM 1. BUSINESS

Overview

We are a leading manufacturer and distributor of premium replacement parts in the automotive aftermarket and a custom-engineered solutions provider to vehicle and equipment manufacturers in diverse non-aftermarket end markets. Our business is organized into four operating segments: *Vehicle Control*, *Temperature Control*, *Nissens Automotive* and *Engineered Solutions*. *Nissens Automotive* was created in the fourth quarter of 2024 following the completion of our acquisition of AX V Nissens III ApS (now known as SMP Nissens III ApS) and its direct and indirect subsidiaries ("Nissens Automotive") in November 2024. Our *Vehicle Control*, *Temperature Control* and *Nissens Automotive* operating segments supply the automotive aftermarket with premium replacement parts in largely non-discretionary categories. Our products are primarily used to perform non-discretionary repairs that extend the service life of vehicles by replacing critical components that have failed over time and that are necessary for vehicles to operate as designed. Our *Engineered Solutions* operating segment offers a broad array of conventional and future-oriented technologies in markets for commercial and light vehicles, construction, agriculture, power sports, marine, hydraulics and lawn and garden. We sell our products primarily to retailers, warehouse distributors, original equipment manufacturers and original equipment service part operations in the United States, Europe, Canada, Mexico, and other foreign countries.

Our operating segment structure provides clarity to the unique dynamics and margin profiles of the markets we serve, and it is designed to align our operations with our strategic focus on diversifying our business and capturing opportunities for future growth.

Our *Vehicle Control Segment* services our core automotive aftermarket customers through its offering of premium replacement parts within the following major product groups.

(1) *Engine Management*, which includes components for the ignition, emissions and fuel delivery systems of vehicles utilizing an internal combustion engine. Product categories include air injection and induction components, air management valves, regulators and solenoids, exhaust gas recirculation (EGR) components, fuel injectors and related components, fuel valves, ignition coils, connectors and sockets, modules, pumps, relays and fuses, starting and charging system parts, and vapor and purge components.

(2) *Electrical & Safety*, which includes components for the electrical and safety systems of vehicles, and are powertrain neutral vehicle technologies. Product categories include electrical switches and actuators, chassis and drivetrain sensors such as anti-lock brake and vehicle speed sensors, fluid level sensors, pressure sensors

such as tire pressure monitoring, temperature sensors, and sensors for advanced driver assistance systems (ADAS), along with battery cables, pigtails, sockets and a wide range of electrical wire, terminals, connectors, and tools for servicing a vehicle's electrical system.

(3) *Wire Sets & Other*, which includes spark plug wire sets, coil on plug boots and accessories servicing the vehicle's ignition system. Certain product categories within this group are in secular decline based upon product life cycle.

Many *Vehicle Control* systems use on-board computers to monitor inputs from sensing devices located throughout the vehicle. As the complexity of these systems continues to develop and proliferate, we expect to benefit from increased demand for our sensors, switches, actuators, valves, solenoids and related parts, which are designed to function with these systems.

We also expect to benefit from government regulations regarding vehicle safety, emissions and fuel economy. While vehicle emissions and fuel economy standards are presently under review under the current Administration, we believe emissions laws and fuel economy regulations generally have had a positive impact on sales of our ignition, emissions control and fuel delivery parts since vehicles not meeting emissions inspection standards may require repairs utilizing parts sold by us. Similarly, as government-mandated safety devices, such as anti-lock braking systems and ADAS, proliferate with new vehicle production, we anticipate increased replacement opportunities for many of our products such as ABS sensors, TPMS sensors, traction control products and ADAS replacement parts.

Our *Temperature Control Segment* also services our core automotive aftermarket customers through its offering of premium replacement parts within the following major product groups:

(1) *AC System Components*, which includes compressors, air conditioning repair kits, connecting lines, heat exchangers, and expansion devices.

(2) *Other Thermal Components*, which includes parts that provide engine, transmission, electric drive motor, and battery temperature management.

We believe our *Temperature Control Segment* is poised to benefit from the broader adoption of more complex air conditioning systems that will provide passenger comfort regardless of the vehicle's powertrain. For example, in addition to cabin comfort, powertrains such as electric vehicles will require cooling systems for the batteries, electronics, motors and other applications.

Our *Nissens Automotive Segment* was created in the fourth quarter of 2024 following the completion of our acquisition of Nissens Automotive, a leading European supplier of thermal management and engine efficiency products for the automotive aftermarket. Our *Nissens Automotive Segment* offers premium replacement parts within the following major product groups:

(1) *Engine Cooling*, which includes radiators and oil coolers, electronics, such as electric water pumps and temperature sensors, and related components, such as expansion tanks and fan clutches.

(2) *Air Conditioning*, which includes compressors and condensers, electronics, such as blowers, fans and pressure sensors, and related components, such as evaporators, expansion valves and heaters.

(3) *Engine Efficiency*, which includes turbochargers and intercoolers, electronics, such as exhaust gas recirculation (EGR) valves and modules, and related components, such as EGR coolers and oil feed pipes.

Our *Engineered Solutions Segment* services our vehicle and equipment manufacturing customers across diverse global end markets, including commercial and light vehicles, construction, agriculture, power sports, marine, hydraulics and lawn and garden, through an offering of custom-engineered solutions within the following product categories:

(1) *Thermal Management Products*, which are designed to control the operating temperature of HVAC, battery and heat exchange systems, such as hose assemblies, accumulators, driers, compressors, heat exchangers and motors.

(2) *Sensors*, covering applications in speed, position, temperature, pressure, level and particulate matter, among others.

(3) *Switches*, covering applications in electrical performance, position, temperature, pressure, tilt and fluid levels, among others.

(4) *Power Distribution*, covering applications in power switching, industrial solenoids, and voltage regulators.

(5) *Electrification & Electronics*, which includes controller area network (CAN) devices, CAN bus wiring and splitting devices, and electronic controls, transmitters and components.

(6) *Injection & Fuel Delivery*, covering an extensive array of applications in transportation, such as gasoline, diesel and alternative fuels, such as compressed natural gas, liquefied natural gas, liquefied petroleum gas, and hydrogen.

(7) *Ignition & Emissions*, which includes wire, ignition coils and positive crankcase ventilation valves.

(8) *Clamping Devices*, covering commercial and light vehicle automotive applications, and industrial applications.

Our Business Strategy

Our Corporate Mission is to be a leading global supplier of parts and services to diverse end markets for the vehicles of yesterday, today and tomorrow, while leveraging our heritage of integrity and respect for all of our stakeholders.

We sell our products in the automotive aftermarket in North America primarily to retailers and warehouse distributors, who buy directly from us and sell directly to jobber stores, professional technicians and to individual consumers who perform "do-it-yourself" repairs on their personal vehicles. In the automotive aftermarket in Europe, we sell primarily to wholesalers and distributors, who may be members of international trading groups, in addition to retailers and repair shops.

We believe that our value proposition is a key competitive advantage in maintaining our position as a strategic partner to our customers and a leader in the automotive aftermarket.

In the automotive aftermarket, our mission is to be the best full-line, full-service supplier of premium Vehicle Control and Temperature Control products.

Our Aftermarket Value Proposition

- *Premium Quality Products*
- *Premium Brands*
- *Full-Line Coverage*
- *Supply Chain Excellence*
- *Field Sales Support*
- *Marketing Support*
- *World-Class Training*
- *Basic Manufacturing*

<u>Premium Quality Products</u>.

We offer professional grade products intended to fit, form and function to standards that meet or exceed the original equipment ("OE") product it replaces. Our products undergo rigorous product qualification, testing our products against exacting specifications and performance criteria. In some cases, we have successfully identified and implemented improvements in the durability of our products through the evaluation and analysis of OE product failures in the field.

Premium Brands.

We believe that our brands are a key component of our value proposition, and serve to distinguish our premium products from those of our competitors. We market and distribute our products under our own brands, such as:

Vehicle Control

STANDARD, BLUE STREAK, BWD, OEM ORIGINAL ENGINE MANAGEMENT, GP SORENSEN, LOCKSmart

Temperature Control

FOUR SEASONS, HAYDEN AUTOMOTIVE, EVERCO HD

Nissens Automotive

Nissens DELIVERING THE DIFFERENCE, AVA THE CLEVER CHOICE, HIGHWAY AUTOMOTIVE

We also distribute our products to customers for resale under private labels and the following co-labels:

Vehicle Control

NAPA ECHLIN, NAPA Belden

In some cases, we have developed our product offering and brand strategies to support our customers' initiatives to market a tiered product assortment designed to satisfy end-user preferences for quality and value. We believe that this alignment makes us an invaluable business partner to our customers.

Full-Line Coverage.

Our product offering is designed to ensure our automotive aftermarket customers have the parts needed to maintain, service and repair the wide range of vehicles in operation. We offer a full line of critical components for most years, makes, models and engine sizes. Our product offering is a reflection of the vehicles in operation, the adoption rates of new vehicle technologies by original equipment manufacturers, product lifecycle and our product category strategy, the number of miles driven, and the failure rates of parts in service. We continuously look to expand our coverage through the execution of our product category strategy, which may include the addition of applications in existing product categories as well as new product categories in response to evolving vehicle technologies, or that otherwise complement our existing offering and have potential for sales growth.

Within our Vehicle Control Segment, we focus on expanding our product coverage in advanced powertrain technologies, including start and stop technology, cylinder deactivation, variable valve timing, turbochargers, electronic throttle bodies, diesel exhaust emissions control, gasoline direct injection, active grill shutters; electrification, such as battery cooling fans, drive battery charging cables and adapters, and electric coolant pumps; and safety related categories, such as anti-lock brake, vehicle speed sensors, tire pressure monitoring, park assist sensors and advanced driver assistance components,

including blind spot detection sensors, cruise control distance sensors, lane departure sensor cameras and park assist backup cameras.

Supply Chain Excellence.

Product availability, including order turn-around time and fill rates, are critical measures of performance in the automotive aftermarket, and we partner with our suppliers and customers, to implement focused initiatives designed to achieve high levels of performance against these key metrics. For example, we manage forecasting responsibilities for our major retail customers, and provide twelve month projections to our suppliers to assist in their raw material and capacity planning to ensure continuity of supply.

In the second quarter of 2025, we opened a new distribution center in Shawnee, Kansas. This facility increased our total distribution network square footage to meet our growing demands in the automotive aftermarket, and integrates new distribution technologies including a mechanized material handling system designed to deliver improved logistics capabilities, operational efficiencies, as well as enhanced employee, customer and supplier experiences. The new Shawnee, Kansas distribution facility will also bring our *Vehicle Control* and *Temperature Control* products geographically closer to our Midwest and West Coast customers, reducing transportation lead-time, and will ultimately provide disaster recovery capabilities for automotive aftermarket products across our divisions.

Field Sales Support.

We believe our technically-trained salesforce is a key competitive advantage. Our field sales support focuses on educating parts professionals (*e.g.*, customer team members) and professional technicians in highly technical product categories. Our customers depend on our sales personnel as a reliable source for technical information and to assist with sales to their customers (*e.g.*, jobber stores, professional technicians and individual consumers performing "do-it-yourself" repairs). We direct a significant portion of our sales efforts to our customers' customers to generate demand for our products. The structure of our salesforce facilitates these efforts, enabling us to implement our sales and marketing programs uniformly throughout the distribution channel.

Marketing Support.

We support our customers with superior value-added services such as data-driven category management based on vehicles in operation, sophisticated parts catalogs, available online and through our mobile application, and technical support, including selection, assortment and application support for all of our products. We also grant our customers royalty-free licenses to use certain intellectual property rights to advertise, market and sell our products. The licenses primarily cover vehicle application data, which is used to identify the parts necessary to service any particular vehicle make, model, year and/or engine size, product information data, including product interchanges, part numbers, attributes, high resolution images and videos, dimensions, specifications and other technical descriptions of parts and components.

World-Class Training.

We generate demand for our products through our technical training program, which offers training seminars to professional automotive technicians. Our training program is accredited by the National Institute for Automotive Service Excellence (ASE) Training Managers Council. Our seminars are taught by ASE certified instructors, and are available in-person and online through webinars and on-demand seminars. Our seminars cover more than 200 different topics, offered in both English and Spanish. Through our training program, we typically teach approximately 60,000 technicians annually how to diagnose and repair vehicles equipped with complex systems related to our products, and we have approximately 16,000 technicians and 7,000 of our customers' store employees and sales team members who are registered to participate in such sessions through our online platform.

Basic Manufacturing.

We are committed to expanding our design, engineering and manufacturing capabilities, and vertically integrating production processes to bring more manufacturing in-house. We engineer, tool and manufacture many of the products we offer for sale and the components used in their assembly. We believe this level of vertical integration, in combination with our manufacturing footprint in low cost regions, is a key competitive advantage in terms of the quality, cost and availability of our products.

Examples of vertically integrated processes:

- plastic molding operations
- stamping and machining operations
- wire extrusion
- automated electronics assembly
- design and fabrication of automated processing and test equipment
- teardown, diagnostics and rebuilding of remanufactured air conditioning compressors, diesel injectors and diesel pumps

As of December 31, 2025, twenty-four of our principal facilities maintained quality management systems that were ISO 9001 and/or TS 16949 certified, and fifteen of our principal facilities maintained environmental management systems that were ISO 14001 certified.

Our manufacturing footprint is geographically diverse with a greater presence in North America and Europe compared to many of our peers. We leverage our footprint to improve our cost position by locating labor-intensive processes within our low-cost plants, and by investing in automation and undertaking continuous improvement and expansion initiatives in our domestic facilities. We also believe our diverse global footprint provides a competitive advantage and resiliency within our supply chain that helps to mitigate the impact of tariffs on imports to the United States. Our significant manufacturing operations in North America produce products that are currently mostly exempt from tariffs under the United States-Mexico-Canada Agreement.

Our Engineered Solutions Value Proposition

We seek to leverage our extensive portfolio of adaptable products and strategically positioned global network of resources to deliver custom-engineered solutions for vehicle control and thermal management categories to the diversified end markets we supply.

Our *Engineered Solutions* products are sold primarily to original equipment manufacturers and their tier suppliers, system integrators, and original equipment service part operations. Our customers use our products in serial production and as service and replacement parts.

We believe our global network of resources, including our engineering capabilities, advanced quality systems, manufacturing, distribution and technical sales expertise, combined with our customizable solutions for vehicle control and thermal management categories, is a key competitive advantage. Our focus on vehicle control and thermal management categories leverages the legacy and leadership position of our automotive aftermarket business to provide a platform for future growth in diverse non-aftermarket end markets. We drive growth in this segment by developing new customer relationships, cross-selling to existing customers, introducing new products to new and existing customers, and increasing platform content. Our growth strategy is long-term, and we do not expect growth to be linear given the lengthy nature of design engineering and validation, and the period of time between the awarding of new business and the start of production, which often occurs 1-3 years after business is awarded.

We believe our automotive aftermarket business benefits from our *Engineered Solutions* business through accelerated future product development; systems, processes and quality enhancements; the technical insights of its original equipment customers; its global footprint; and synergistic mergers and acquisitions.

We distribute our *Engineered Solutions* products under the following trade names:

Engineered Solutions

Strategic Acquisitions

We selectively pursue strategic acquisitions that strengthen our position in the markets we supply or that diversify our business in target markets or geographies. Among other considerations, we seek acquisitions that align with our core competencies; enhance our existing design, engineering and manufacturing capabilities; and vertically integrate key technologies, products and processes.

For information on recent acquisitions and investments, see Note 2 “Business Combinations” of the Notes to Consolidated Financial Statements in Item 8 of this Report.

Industry Trends

The automotive aftermarket is a mature industry that tends to be influenced by trends such as the number of vehicles on the road, the average age of vehicles on the road, and the total number of miles driven per year. Weather extremes like unseasonably hot or cool temperatures in the summer can also have an impact on automotive aftermarket product demand.

In the diverse non-aftermarket end markets we supply, such as commercial and light vehicles, construction, agriculture, power sports and others, other economic factors such as the level of new vehicle sales and production rates tend to have a more direct impact.

Our Customers

In the automotive aftermarket in North America, our customers are many of the largest national and regional retailers and distributors, such as: Auto Value and Bumper to Bumper (Aftermarket Auto Parts Alliance); Automotive Distribution Network; AutoZone; Canadian Tire; Federated Auto Parts; Genuine Parts Company and NAPA (National Automotive Parts Association); O’Reilly Auto Parts; The Automotive Parts Services Group or The Group; The National Pronto Association; and Uni-Select. In Europe, *Nissens Automotive* customers are comprised of many of the largest wholesalers and distributors, which may be members of international trading groups, such as: AD International, ATR International, GROUPAUTO International, Global One Automotive, Nexus Automotive International and TEMOT International Autoparts.

Engineered Solutions customers are many of the largest original equipment manufacturers and their tier suppliers, system integrators, and original equipment service part operations, such as: BRP; Caterpillar; CNH; Daimler Truck; Eberspacher; Ford; General Motors; Harley-Davidson; IVECO; John Deere; Mobile Climate Control; Polaris; Scania; and Volvo/Mack Truck.

In 2025, three customers each accounted for more than 10% of our consolidated net sales at 25.2%, 18.6% and 10.5%, respectively.

Competition

Our business operates in highly competitive markets, and we face substantial competition in all of the markets that we supply.

In the automotive aftermarket, we compete primarily on the basis of product quality, availability (including order turn-around time and fill rate), coverage and price, and value-added services. Our primary competitors are full-line suppliers, short- or value-line suppliers, tier suppliers and service part operations of original equipment manufacturers, including car dealerships, and the direct import programs of certain retailers.

In our *Engineered Solutions* segment, we compete on the basis of product quality, price and availability (including order turn-around time and fill rate), technical expertise (including product design, development and innovation), and lean process improvements. Our primary competitors are global and regional tier suppliers of original equipment manufacturers.

We believe we differentiate ourselves from our competition through the execution of our value proposition, discussed further above. In addition, in the automotive aftermarket, we offer a variety of strategic customer discounts, allowances and incentives to increase the sale of our products. For example, we offer cash discounts for paying invoices in accordance with the specified discounted terms of the invoice. We also offer rebates and discounts to customers as advertising and sales force allowances, and allowances for warranty and overstock returns are also provided. These discounts, allowances and incentives are a common practice in the automotive aftermarket, and we intend to continue offering them in response to competitive pressures and to strategically support growth in sales of our products.

Seasonality

Historically, our operating results have fluctuated by quarter, with the greatest sales occurring in the second and third quarters of the year and revenues generally being recognized at the time of shipment. It is in these quarters that demand for our products is typically the highest, specifically in the *Temperature Control Segment* of our business. The demand for our *Temperature Control* products during the second and third quarters of the year may vary significantly with the summer weather and customer inventories.

Working Capital and Inventory Management

We maintain an inventory management system that is designed to reduce inventory requirements, and enhance our ability to compete on the basis of product availability (including order turn-around time and fill rate) and product coverage. We seek continuous improvements in this system to improve inventory deployment, enhance collaboration with customers on forecasts and inventory assortments, and further integrate our supply chain with both our customers and suppliers. We also utilize a pack-to-order distribution system, which permits us to retain slow moving items in a bulk storage state until a related order is received. This system reduces the volume of a given part in inventory.

We face inventory management issues in our automotive aftermarket business as a result of overstock returns. We permit our automotive aftermarket customers to return new, undamaged products within customer-specific limits (which are generally limited to a specified percentage of their annual purchases from us) in the event that they have overstocked their inventories. We accrue for overstock returns as a percentage of sales after giving consideration to recent returns history. In addition, as discussed further above under the heading "Seasonality", the seasonality of our *Temperature Control Segment* requires that we increase our inventory during the winter season in preparation of the summer selling season.

As such, our profitability and working capital requirements are seasonal due to our sales mix of *Temperature Control* products. Our working capital requirements typically peak near the end of the second quarter, as the inventory build-up of air conditioning products is converted to sales, and payments on the receivables associated with such sales have yet to be received. These increased working capital requirements are funded by borrowings from our revolving credit facility.

Suppliers

We source materials through a global network of suppliers to ensure a consistent, high quality and low cost supply of materials and key components for our product lines. As a result of the breadth of our product offering, we are not dependent on any single raw material. The principal raw materials purchased by us consist of brass, electronic components, fabricated copper (primarily in the form of magnet and insulated wire), steel magnets, laminations, tubes and shafts, stamped steel parts, stainless steel coils and rods, aluminum coils, fittings, rods, cast aluminum parts, lead, steel roller bearings, rubber molding compound, thermo-set and thermo plastic molding powders, and chemicals.

Additionally, we use components and cores (used parts) in our remanufacturing processes for air conditioning compressors, diesel injectors, and diesel pumps. We obtain cores from exchanges with customers who return cores subsequent to purchasing remanufactured products, and from a network of core brokers who sell cores. In addition, we acquire certain materials by purchasing products that are resold into the market, particularly by OEM sources and other domestic and foreign suppliers.

In 2025, we experienced continued stabilization in our global supply chains, including fewer disruptions and delays affecting our ocean freight shipments. In response to increases in our procurement costs resulting from higher tariffs, our procurement teams focused on shifting supply sources to countries with lower tariff rates. We continue to work closely with our suppliers and customers to implement actions designed to mitigate the impact of these events on our business,

including cost savings initiatives, the vertical integration of production processes and price negotiations. We expect to have an adequate supply of primary raw materials and cores necessary to meet our needs; however, there are always risks and uncertainties with respect to the supply of raw materials and components that could impact their availability in sufficient quantities and at cost effective prices to meet our needs.

Sustainability

We support and seek continuous improvement in the pursuit of environmental, social and corporate governance practices that embody our culture and ideals of being a good corporate citizen.

Our Culture

Our Company was founded in 1919 on the values of integrity, common decency and respect for others. These values are embodied in our Code of Ethics, which has been adopted by the Board of Directors of the Company to serve as a statement of principles to guide our decision-making and reinforce our commitment to these values in all aspects of our business. These values also serve as the foundation for our continued focus on many important sustainability issues.

Environmental Stewardship

We have made significant strides with respect to our sustainability initiatives, building awareness of the environmental impact of our operations, and challenging ourselves to reduce our impact by reducing our usage of energy and water, reducing our generation of waste, increasing our recycling efforts and reducing our Scope 1 and Scope 2 greenhouse gas emissions. Additionally, we believe our product offering contributes to a greener car parc through several key product categories that are critical components in automotive systems designed to improve fuel economy and reduce harmful emissions, such as fuel injectors, exhaust gas recirculation valves, sensors and tubes, and evaporative emission control system components. We also bring to market alternative energy products, which utilize cleaner burning fuels or are designed for electric or hybrid electric vehicles, and we remanufacture key categories within our product portfolio, such as air conditioning compressors, diesel injectors and diesel pumps, through processes that save energy and reduce waste.

Human Capital

As of December 31, 2025, we employed approximately 5,700 people, with 1,900 people in the United States and 3,800 people in Mexico, Canada, Denmark, France, Germany, Hungary, Italy, Netherlands, Poland, Slovakia, Spain, the United Kingdom, China and Hong Kong. Of the 5,700 people employed, approximately 2,900 people are production employees. We operate primarily in non-union facilities and have binding labor agreements with employees at other unionized facilities. We have approximately 94 production employees in Edwardsville, Kansas and Shawnee, Kansas facilities. Eventually, these employees will all migrate to our new Shawnee, Kansas facility. These employees are covered by a contract with The International Union, United Automobile, Aerospace and Agricultural Implement Workers of America that expires in August 2026. We also have approximately 1,300 employees in Mexico who are represented by works council, trade unions or other employee representative bodies under agreements negotiated at various intervals. For clarification, the employee numbers described above exclude the employees of our joint venture operations. We believe our facilities are in labor markets with ready access to adequate numbers of skilled and unskilled workers, and our relations with our union and non-union employees are good.

Talent Acquisition and Retention. We strive to hire, retain and advance a workforce whose diverse experiences and backgrounds enhance our collaborative and inclusive environment. Our recent efforts have been focused in three areas: expanding our efforts to recruit and hire world-class diverse talent; inspiring innovation through collaboration and diversity of ideas; and offering opportunities for our employees to engage in meaningful projects, both at work and in our communities.

Health, Safety and Wellness. We are committed to the health, safety and wellness of our employees. We strive to eliminate workplace incidents, risks and hazards. Our health and wellness programs support our employees' physical and mental health by providing tools and resources to encourage healthy behaviors and provide peace of mind in circumstances that may require time away from work.

Compensation and Benefits. We provide competitive compensation and benefits programs that meet the needs of our employees. In addition to wages and salaries, these programs include annual incentive based compensation, a 401(k) Plan, employee stock ownership plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, fertility benefits, family care resources, tuition reimbursement, inclusive benefits, medicare and retirement planning, perimenopause and menopause support, mental health resources and employee assistance programs.

Talent Development. We invest significant resources to develop the talent of our high potential employees. We deliver employee workshops and mentoring programs, training opportunities, rotational assignments, continuous learning and development, and implement processes to manage performance, provide feedback and develop talent, all designed to provide employees with the resources they need to achieve their career goals and build skills. Our annual review process encourages manager and employee conversations throughout the year to enhance growth and development.

Employee satisfaction and engagement are important elements in our talent retention strategy. We conduct a comprehensive global employee engagement survey bi-annually to gather employee feedback and identify areas where we can enhance our talent retention strategy and employee satisfaction, including fostering a sense of belonging throughout our organization. We utilize the results from these engagement surveys to better provide employees with the tools, resources and support that they need to succeed and grow in their SMP careers.

Social Engagement and Community Service

We believe that building connections between our employees, their families and our communities creates a more meaningful, fulfilling and enjoyable workplace. Through our SMP Cares® initiative, we sponsor corporate giving and volunteering programs to encourage our employees to connect with our local communities and engage in the local causes that they are passionate about.

Governance

Our commitment to sustainability is spearheaded by our Board of Directors. Specifically, our Nominating and Corporate Governance Committee established a sustainability steering committee among our executive officers including our Chief Executive Officer & President, Chief Legal Officer & Secretary, Chief Human Resources Officer, and Chief Accounting Officer. The sustainability steering committee is tasked with developing specific strategies to ensure that our company-wide operations adhere to our corporate governance values and advance our sustainability objectives globally. The multidisciplinary approach of our steering committee allows it to leverage our expertise in operations, engineering, supply chain, human capital management, finance, legal and other fields to push our sustainability initiatives ahead from all angles.

Continued Commitment

With each year, we intend to further our commitment to sustainability initiatives, improving our environmental stewardship, finding ways to give back to our communities, and enhancing the diversity and inclusion of our workforce while offering opportunities for development. Information on our sustainability initiatives can be found in our most current sustainability report and on our corporate website at *smpcorp.com under "Our Company – SMP Sustainability"* and at *smpcares.smpcorp.com.* Information in our sustainability report and on our corporate websites regarding our sustainability initiatives are referenced for general information only and are not incorporated by reference in this Report.

Available Information

We are a New York corporation founded in 1919. Our principal executive offices are located at 37-18 Northern Boulevard, Long Island City, New York 11101, and our main telephone number at that location is (718) 392-0200. Our Internet address is *www.smpcorp.com*. We provide a link to reports that we have filed with the SEC. However, for those persons that make a request in writing or by e-mail (financial@smpcorp.com), we will provide free of charge our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports and other information are also available, free of charge, at *www.sec.gov.*

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business and results of operations. If any of the stated risks actually occur, they could materially and adversely affect our business, financial condition or operating results.

Risks Related to Our Operations

We depend on a limited number of key customers, and the loss of any such customer, or a significant reduction in purchases by such customer, could have a material adverse effect on our business, financial condition and results of operations.

In 2025, three customers each accounted for more than 10% of our consolidated net sales at 25.2%, 18.6% and 10.5%, respectively. Net sales from each of the customers were reported in our Vehicle Control and Temperature Control operating segments. The loss of one or more of these customers or, a significant reduction in purchases of our products from any one of them, could have a materially adverse impact on our business, financial condition and results of operations. In addition, any consolidation among our key customers may further increase our customer concentration risk.

In our automotive aftermarket business, we do not typically enter into long-term agreements with any of our customers. Instead, we enter into a number of purchase order commitments with our aftermarket customers, based on their current or projected needs. We have in the past, and may in the future, lose customers or lose a particular product line of a customer due to the highly competitive conditions in the automotive aftermarket industry, including pricing pressures, consolidation of customers, customer initiatives to buy direct from foreign suppliers and/or to pursue a private brand strategy, or other business considerations. A decision by any significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to materially decrease the amount of products purchased from us, to change their manner of doing business with us, or to stop doing business with us, including a decision to source products directly from a low cost region such as Asia, could have a material adverse effect on our business, financial condition and results of operations. Because our sales are concentrated, and the markets in which we operate are very competitive, we are under ongoing pressure from our customers to offer lower prices, extend payment terms, increase marketing allowances and other terms more favorable to these customers. These customer demands have put continued pressure on our operating margins and profitability, resulted in periodic contract renegotiation to provide more favorable prices and terms to these customers, and significantly increased our working capital needs.

Our industry is highly competitive, and our success depends on our ability to compete with suppliers of automotive products, some of which may have substantially greater financial, marketing and other resources than we do.

The automotive industry is highly competitive, and our success depends on our ability to compete with other suppliers of automotive products. In the automotive aftermarket, we compete primarily with full-line suppliers, short- or value-line suppliers, tier suppliers and service part operations of original equipment manufacturers, including car dealerships, and the direct import programs of certain retailers. In the diverse non-aftermarket end markets we supply, we compete primarily with global and regional tier suppliers of original equipment manufacturers. Some of our competitors may have larger customer bases and significantly greater financial, technical and marketing resources than we do. These factors may allow our competitors to:

- respond more quickly than we can to new or emerging technologies, such as the identification of potential uses and successful adoption of artificial intelligence ("AI") technologies, and changes in customer requirements by devoting greater resources than we can to the development, promotion and sale of automotive products and services;
- engage in more extensive research and development;
- sell products at a lower price than us;
- undertake more extensive marketing campaigns; and
- make more attractive offers to existing and potential customers and strategic partners.

We cannot assure you that our competitors will not develop products or services that are equal or superior to our products or that achieve greater market acceptance than our products or that in the future other companies involved in the

automotive industry will not expand their operations into product lines produced and sold by us. We also cannot assure you that additional entrants will not enter the automotive industry or that companies in the industry will not consolidate. Furthermore, if we do not invest in or effectively use AI capabilities, or if competitors leverage these technologies more successfully, our competitive position could suffer. Any such competitive pressures could cause us to lose market share or could result in significant price decreases and could have a material adverse effect upon our business, financial condition and results of operations.

There is substantial price competition in our industry, and our success and profitability will depend on our ability to maintain a competitive cost and price structure.

There is substantial price competition in our industry, and our success and profitability will depend on our ability to maintain a competitive cost and price structure. This is the result of a number of industry trends, including the impact of offshore suppliers in the marketplace (particularly in China) which do not have the same infrastructure costs as we do, the consolidated purchasing power of large customers, and actions taken by some of our competitors in an effort to ''win over'' new business. We have in the past reduced prices to remain competitive and may do so again in the future. Price reductions have impacted our sales and profit margins and may do so again in the future. Our future profitability will depend in part upon our ability to respond to changes in product and distribution channel mix, to continue to improve our manufacturing efficiencies, to generate cost reductions, including reductions in the cost of components purchased from outside suppliers, to maintain a cost structure that will enable us to offer competitive prices, and to pass through higher distribution, raw materials and labor costs to our customers. Our inability to maintain a competitive cost structure could have a material adverse effect on our business, financial condition and results of operations.

Our business is seasonal and is subject to substantial quarterly fluctuations, which impact our quarterly performance and working capital requirements.

Historically, our operating results have fluctuated by quarter, with the greatest sales occurring in the second and third quarters of the year and revenues generally being recognized at the time of shipment. It is in these quarters that demand for our temperature control products is typically the highest.

The demand for our temperature control products during the second and third quarters of the year may vary significantly with the summer weather and customer inventories. As such, our working capital requirements typically peak near the end of the second quarter, as the inventory build-up of air conditioning products is converted to sales, and payments on the receivables associated with such sales have yet to be received. These increased working capital requirements are funded by borrowings under our revolving credit facility.

Climate-related physical risks, such as changes to weather patterns and conditions may also impact the pattern of seasonality and variability in demand for our temperature control products discussed above, which may impact our quarterly performance and working capital requirements.

We may incur material losses and significant costs as a result of warranty-related returns by our customers in excess of anticipated amounts or product recalls.

Our products are required to meet rigorous standards imposed by our customers and our industry. Many of our products carry a warranty ranging from a 90-day limited warranty to a limited lifetime warranty, which generally cover defects in materials and workmanship, and conformance to agreed upon specifications. If our products fail to conform to these warranties, the affected products may be subject to warranty returns and/or product recalls. Furthermore, non-conformities that affect motor vehicle safety or compliance with applicable motor vehicle safety standards or guidelines, or non-conformities in products sold to original equipment manufacturers or their tier suppliers or system integrators could result in significant costs and lost sales, investigations and/or enforcement actions by state and federal governments, as well as negative publicity and damage to our reputation that could reduce future demand for our products. We cannot give any assurance that our products will not suffer from defects or other deficiencies or that we will not experience material warranty returns or product recalls in the future.

We accrue for warranty returns as a percentage of sales, after giving consideration to recent historical returns. Actual returns may differ from our estimates for warranty returns in accordance with our revenue recognition policies. We have in the past incurred, and may in the future incur, material losses and significant costs as a result of our customers returning products to us for warranty-related issues in excess of anticipated amounts. Deficiencies or defects in our products in the future may result in warranty returns and product recalls in excess of anticipated amounts and may have a material adverse effect on our business, financial condition and results of operations.

Our profitability may be materially adversely affected as a result of overstock inventory related returns by our customers in excess of anticipated amounts.

In our automotive aftermarket business, we permit overstock returns of inventory that may be either new or non-defective or non-obsolete but that we believe we can re-sell. Customers are generally limited to returning overstocked inventory according to a specified percentage of their annual purchases from us. In addition, a customer's annual allowance cannot be carried forward to the upcoming year. We accrue for overstock returns as a percentage of sales, after giving consideration to recent historical returns. While we believe that we make reasonable estimates for overstock returns in accordance with our revenue recognition policies, actual returns may differ from our estimates. To the extent that overstocked returns are materially in excess of our projections, our business, financial condition and results of operations may be materially adversely affected.

We may be materially adversely affected by asbestos claims arising from products sold by our former brake business, as well as by other product liability claims.

In 1986, we acquired a brake business, which we subsequently sold in March 1998. When we originally acquired this brake business, we assumed future liabilities relating to any alleged exposure to asbestos-containing products manufactured by the seller of the acquired brake business. In accordance with the related purchase agreement, we agreed to assume the liabilities for all new claims filed after September 2001. Our ultimate exposure will depend upon the number of claims filed against us on or after September 2001, and the amounts paid for settlements, awards of asbestos-related damages, and defense of such claims. We do not have insurance coverage for the indemnity and defense costs associated with the claims we face.

At December 31, 2025, approximately 945 cases were outstanding for which we may be responsible for any related liabilities. Since inception in September 2001 through December 31, 2025, the amounts paid for settled claims and awards of asbestos-related damages, including interest, were approximately $105.2 million. A substantial increase in the number of new claims, or increased settlement payments, or awards of asbestos-related damages, could have a material adverse effect on our business, financial condition and results of operations.

In accordance with our policy to perform an annual actuarial evaluation in the third quarter of each year, an actuarial study was performed as of August 31, 2025. The results of the August 31, 2025 study included an estimate of our undiscounted liability for settlement payments and awards of asbestos-related damages, excluding legal costs, ranging from $127.5 million to $275.9 million for the period through 2065. Based upon the results of the August 31, 2025 actuarial study, in September 2025 we increased our asbestos liability to $127.5 million, the low end of the range, and recorded an incremental pre-tax provision of $44.4 million in loss from discontinued operations in the accompanying consolidated statement of operations. Future legal costs, which are expensed as incurred and reported in loss from discontinued operations in the accompanying consolidated statements of operations, are estimated, according to the August 31, 2025 study, to range from $48.5 million to $115.3 million for the period through 2065.

Given the uncertainties associated with projecting asbestos-related matters into the future and other factors outside our control, we cannot give any assurance that significant increases in the number of claims filed against us will not occur, that awards of asbestos-related damages or settlement awards will not exceed the amount we have in reserve, or that additional provisions will not be required. Management will continue to monitor the circumstances surrounding these potential liabilities in determining whether additional reserves and provisions may be necessary. We plan on performing an annual actuarial analysis during the third quarter of each year for the foreseeable future, and whenever events or changes in circumstances indicate that additional provisions may be necessary.

In addition to asbestos-related claims, our product sales entail the risk of involvement in other product liability actions. We cannot give any assurance that current or future policy limits of our product liability insurance coverage will be sufficient to cover all possible liabilities. Further, we can give no assurance that adequate product liability insurance will continue to be available to us in the future or that such insurance may be maintained at a reasonable cost to us. In the event of a successful product liability claim against us, a lack or insufficiency of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve the benefits that we expect from our cost savings initiatives.

We expect to realize the continued benefit of discretionary cost reduction measures, along with the continued cost savings anticipated from several ongoing and/or recently completed restructuring and integration initiatives. Due to factors outside our control, such as changes in U.S. trade policy resulting in new or higher tariffs, the adoption or modification of domestic and foreign laws, regulations or policies and other factors such as changes in our sales levels or the amount, timing and

character of charges related to such initiatives, or a substantial delay in the completion of such initiatives, we may not be able to achieve the level of benefits that we expect to realize in these initiatives, or we may not be able to realize these benefits within the time frames we currently expect. Failure to achieve the benefits of our cost saving initiatives could have a material adverse effect on us.

Severe weather, natural disasters and other disruptions could adversely impact our operations at our manufacturing and distribution facilities.

Severe weather conditions and natural disasters, such as hurricanes, tornados, earthquakes and floods, could damage our properties and effect our operations, particularly our major manufacturing and distribution operations at foreign facilities in Canada, China, Denmark, Germany, Hungary, Mexico, Netherlands, Poland and Slovakia, and at our domestic facilities in Florida, Indiana, Kansas, South Carolina, Texas, Virginia, and Wisconsin. Moreover, global climate change may cause these natural disasters to occur more frequently and/or with more intense effects, which could prevent us from, or cause delays in our ability to, manufacture and deliver products to our customers, and/or cause us to incur additional costs.

In addition, our business and operations could be materially adversely affected in the event of other serious disruptions at these facilities due to fire, electrical blackouts, power losses, telecommunications failures, wars, terrorist attack, widespread outbreak of infectious disease or similar events. Any of these occurrences could impair our ability to adequately manufacture or supply our customers due to all or a significant portion of our equipment or inventory being damaged or insufficient labor. If our existing manufacturing or distribution facilities become incapable of producing and supplying products for any reason, we may not be able to satisfy our customers' requirements and we may lose revenue and incur significant costs and expenses that may not be recoverable through our business interruption insurance.

Disruptions in the supply of raw materials, manufactured components, or equipment could materially and adversely affect our operations and cause us to incur significant cost increases.

We source various types of raw materials, finished goods, equipment, and component parts from suppliers as part of a global supply chain, and we may be materially and adversely affected by the failure of those suppliers to perform as expected. Although we have historically had access to an adequate supply of raw materials, finished goods, equipment and component parts, we have experienced, and in the future are likely to experience, disruptions in our supply chains that result in longer lead times, delays in procuring component parts and raw materials, and higher input costs. When we experience such supply disruptions, we may not be able to effectively mitigate the adverse impacts that such disruptions have on our business. We cannot assure that unforeseen future events in the global supply chain affecting the availability of materials and components, and/or increasing commodity pricing, will not have a material adverse effect on our business, financial condition and results of operations.

Additionally, supplier non-performance may consist of delivery delays or failures caused by production issues or delivery of non-conforming products. Our suppliers' ability to supply products to us is also subject to a number of risks, including the availability and cost of raw materials, the destruction of their facilities, work stoppages, cybersecurity incidents affecting their information systems or other limitations on their business operations, which could be caused by any number of factors, such as labor disruptions, financial distress, severe weather conditions and natural disasters, social unrest, economic and political instability, international hostilities and public health crises, including the occurrence of a pandemic, epidemic or widespread contagious disease or illness, war, terrorism or other catastrophic events. In addition, our failure to promptly pay, or order sufficient quantities of inventory from our suppliers may increase the cost of products we purchase or may lead to suppliers refusing to sell products to us at all. Our efforts to protect against and minimize these risks may not always be effective, which could materially and adversely affect our operations and cause us to incur significant cost increases.

Our operations could be adversely affected by interruptions or breaches in the security of our computer and information systems.

We rely on information systems throughout our organization to conduct day-to-day business operations, including the management of our supply chain and our purchasing, receiving and distribution functions. We also routinely use our information systems to send, receive, store, access and use sensitive data relating to our Company and its employees, customers, suppliers, and business partners, including intellectual property, proprietary business information, and other sensitive materials. Additionally, we may rely on our information systems to enable many of our employees to work remotely.

Despite security measures designed to prevent, detect and mitigate the risk of cybersecurity incidents, our information systems, and the systems of our customers, suppliers and business partners, have been subject to and remain vulnerable to

harm from such incidents, including interruptions, outages, data breaches, phishing attacks, ransomware attacks, unauthorized access, attempts to hack into our network, and computer viruses. Moreover, the technologies and techniques used to carry out cyber-attacks are continuously evolving, making it difficult to detect these changes or implement adequate measures in time to prevent, detect or mitigate the impact of an attack.

In the event that our information systems, or the systems of our customers, suppliers or business partners, are subject to such incidents, we could experience errors, interruptions, delays, and/or the cessation of services in key portions of our information systems, adversely affecting our ability to process orders, maintain proper inventory levels, collect accounts receivable, disburse funds and perform key business operations. Such incidents could also result in the theft of our intellectual property and proprietary business information, unauthorized access to personnel information, damage to our business reputation and our relationships with our business partners, and lead to claims against us and fines or other penalties assessed by governmental authorities. Additionally, we may be required to incur substantial costs to remediate the damage caused by these disruptions or to protect us against future cybersecurity incidents.

Furthermore, artificial intelligence ("AI") technologies are increasingly being used in our industry. The use of AI-based solutions by our business partners could lead to the public disclosure of confidential and proprietary business information (including personal data) in contravention of our policies, contractual requirements and applicable data protection laws. The use of AI tools by our customers, suppliers and business partners may also increase our vulnerability to cybersecurity incidents.

Depending on the nature and magnitude of these events, they could have a material and adverse effect on our business, financial condition or results of operations.

The transition risks associated with global climate change may cause us to incur significant costs.

In addition to the physical risks described above, global climate change attributable to increased levels of greenhouse gases has brought about certain risks associated with the anticipated transition to a lower-carbon economy, such as regulatory changes affecting vehicle emissions and fuel efficiency requirements, or establishing new sustainability-related disclosure requirements or new supply chain requirements, technological changes in vehicle architectures, changes in consumer demand, carbon taxes, greenhouse gas emissions tracking, and regulation of greenhouse gas emissions from certain sources. Any regulatory changes aimed to reduce or eliminate greenhouse gas emissions may require us to change our manufacturing processes or undertake other actions that cause us to incur additional operating costs, such as to purchase and operate emissions control systems or other such technologies to comply with applicable regulations or reporting requirements. These regulations, as well as shifts in consumer demand due to public awareness and concern of climate change, could affect the timing and scope of their proliferation and may also adversely impact our sales of products designed for internal combustion engines. As we monitor the rapid developments in this area, we may be required to adjust our business strategy to address the various transition risks posed by climate change.

Failure to maintain the value of our brands could have an adverse effect on our reputation, cause us to incur significant costs and negatively impact our business.

Our brands are a key component of our value proposition, and serve to distinguish our premium products from those of our competitors. In our automotive aftermarket business, we believe that our success depends, in part, on maintaining and enhancing the value of our brands and executing our brand strategies, which are designed to drive end-user demand for our products and make us a valued business partner to our aftermarket customers through the support of their marketing initiatives. A decline in the reputation of our brands as a result of events, such as the proliferation of private labels by certain retail customers, deficiencies or defects in the design or manufacture of our products, or from legal proceedings, product recalls or warranty claims resulting from such deficiencies or defects, may harm our reputation as a manufacturer and distributor of premium automotive parts, reduce demand for our products and adversely affect our business.

Our revenue and results of operations may suffer upon the bankruptcy, insolvency or other credit failure of a significant customer.

Most of our customers buy products from us on credit. We extend credit to customers and offer extended payment terms based upon competitive conditions in the marketplace and our assessment and analysis of creditworthiness. General economic conditions, competition and other factors may adversely affect the solvency or creditworthiness of our customers. Higher interest rates, inflationary cost increases in raw materials, labor and transportation, the availability of supplier finance programs to purchase goods and services and the terms of such programs, and a general worsening of economic conditions have put financial pressure on many of our customers and may threaten certain customers' ability to maintain liquidity sufficient to repay their obligations to us as they become due. The bankruptcy, insolvency or other credit

failure of any customer that has a substantial amount owed to us could have a material adverse effect on our operating revenue and results of operations.

In our Engineered Solutions business, our supply agreements with our customers are generally requirements contracts, and a decline in the production requirements of any of our significant customers could adversely impact our revenues and profitability.

In our Engineered Solutions business, our customers generally agree to purchase their requirements for specific products, and we receive volume forecasts of their requirements, but not long-term firm volume commitments. Furthermore, our customers typically reserve the right to change, delay or cancel their orders for products, and we have limited recourse in such events. Changes, delays or cancellations by a significant customer or by a number of customers could adversely impact our results of operations by reducing the volumes of products we manufacture and sell, by causing a delay in the recovery of expenditures for raw materials and component parts procured to satisfy such orders, or by reducing our asset utilization, resulting in lower profitability.

We also make key decisions based on our estimates of our customers' requirements, including in planning our production schedules, raw material and component part purchases, personnel needs and other resource requirements. Changes in demand for our customers' products would likely reduce our customers' requirements and adversely impact our ability to accurately estimate their requirements in the future. Any significant decrease or delay in customer orders could have a material adverse effect on our business, financial condition and results of operations.

Our inability to attract or retain key employees may have an adverse effect on our business, financial condition and results of operations.

Our success is dependent upon our ability to attract, retain and motivate certain key employees, including our management and our skilled workforce of engineers, technically-trained sales force employees and other qualified personnel. Many of our key employees have many years of experience with our Company and would be difficult to replace without allotment of a significant amount of time for knowledge transfer. Furthermore, we compete with other businesses to fill many of our hourly positions in certain distribution facilities, which historically have had high turnover rates, and has led to increased training and retention costs, particularly in a competitive and shrinking labor market. We cannot be certain that we will be able to continue to attract or retain our key employees or other labor needs, which could cause us to fail to execute our value proposition, fail to achieve operational efficiencies, and incur increased labor costs, which could have an adverse effect our business, financial condition and results of operations.

We may not be able to realize all of the expected revenues and cash flows from our acquisitions and investments, and any completed acquisitions and investments may be unsuccessful or consume significant resources.

Our ability to realize all of the expected enhanced revenue and cash flows from our acquisitions and investments will depend, in substantial part, on our ability to identify suitable acquisition candidates, obtain financing or have sufficient cash necessary for acquisitions or successfully complete acquisitions in the future. Acquisitions and investments may involve significant cash expenditures, operating losses and expenses. Our business strategy includes acquiring businesses and making investments and we continue to analyze and evaluate the acquisition of strategic businesses to strengthen our position in the markets we supply or that diversify our business in target markets or geographies. Acquisitions involve other risks, including diversion of management time and attention from daily operations and difficulties integrating acquired businesses, technologies and personnel into our business. It may be difficult for us to integrate acquisitions or investments into our business operations, and our acquisitions or investments may not be successful and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Liquidity

We are exposed to risks related to our receivables supply chain financing arrangements.

We are party to several supply chain financing arrangements, in which we may sell certain of our customers' trade accounts receivable without recourse to such customers' financial institutions. To the extent that these arrangements are terminated, our financial condition, results of operations, cash flows and liquidity could be adversely affected by extended payment terms, delays or failures in collecting trade accounts receivables.

The utility of the supply chain financing arrangements also depends upon a benchmark reference rate for the purpose of determining the discount rate on the sale of the underlying trade accounts receivable. If the benchmark reference rate increases significantly, we may be negatively impacted as we may not be able to pass these added costs on to our

customers, which could have a material and adverse effect upon our financial condition, results of operations and cash flows. Depending upon the level of sales of receivables pursuant these agreements, the effect of a hypothetical, instantaneous and unfavorable change of 100 basis points in the margin rate may have an approximate $9.8 million negative impact on our earnings or cash flows.

A significant increase in our indebtedness, or in interest rates, could negatively affect our financial condition, results of operations and cash flows.

In September 2024, the Company refinanced its existing 2022 Credit Agreement with a new five-year Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders ("2024 Credit Agreement"). The 2024 Credit Agreement matures on September 16, 2029 and provides for an approximately $750 million credit facility, comprised of (i) a $430 million multi-currency revolving credit facility ("global tranche"); (ii) a $10 million multi-currency revolving credit facility, available to one or more wholly-owned Danish subsidiaries of the Company ("Danish tranche"); (iii) a $200 million term loan facility in U.S. dollars; and (iv) a 100 million euros term loan facility. The revolving credit facility has a $25 million sublimit for the issuance of letters of credit, and a $30 million sublimit for the borrowing of swingline loans. As of December 31, 2025, our total outstanding indebtedness was $618.7 million, including outstanding borrowings under the 2024 Credit Agreement of $598.1 million, net of deferred financing costs, consisting of current borrowings of $45.3 million and long-term debt of $552.8 million.

Borrowings bear interest at the applicable interest rate index selected by the Company based on the particular currency borrowed plus a credit spread adjustment depending on the index, and a margin ranging from 1.25% to 2.25% per annum based on the total net leverage ratio of the Company and its restricted subsidiaries. The Company may select interest periods of one, three or six months depending on the index. Interest is payable at the end of the selected interest period, but no less frequently than quarterly.

The significant increase in our indebtedness could:

- increase our borrowing costs;
- limit our ability to obtain additional financing or borrow additional funds;
- require that a substantial portion of our cash flow from operations be used to pay principal and interest in our indebtedness, instead of funding working capital, capital expenditures, acquisitions, dividends, stock repurchases, or other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- increase our vulnerability to general adverse economic and industry conditions.

In addition, the Company's obligations under the 2024 Credit Agreement are guaranteed by its material domestic subsidiaries (each, a "Guarantor"), and secured by a first priority perfected security interest in substantially all of the existing and future personal property of the Company and each Guarantor, subject to certain exceptions. The collateral security described above also secures certain banking services obligations and interest rate swaps and currency or other hedging obligations of the Company owing to any of the then existing lenders or any affiliates thereof. In 2022 and 2024, we entered into interest rate swap agreements with a total notional amount of $213.0 million that mature in May 2029 and March 2030, respectively. The interest rate swap agreements are designated as a cash flow hedges of interest payments on borrowings in U.S. dollars and euros under our 2024 Credit Agreement.

The 2024 Credit Agreement contains customary covenants limiting, among other things, the incurrence of additional indebtedness, the creation of liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other payments in respect of equity interests, acquisitions, investments, loans and guarantees, subject, in each case, to customary exceptions, thresholds and baskets. The 2024 Credit Agreement also contains customary events of default. If we were default on any of these covenants, or on any of our indebtedness, if interest rates were to significantly increase, or the financial institution that is a party to our interest rate swap agreement were to default, or if we are unable to obtain necessary liquidity, our business could be adversely affected.

We may not be able to generate the significant amount of cash needed to satisfy our obligations or maintain sufficient liquidity through borrowing capacities.

Our ability either to make payments on or to refinance our indebtedness, or to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. Our ability to generate cash is in part subject to:

- general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control;
- the ability of our customers to pay timely the amounts we have billed; and
- our ability to sell receivables under supply chain financing arrangements.

The foregoing factors could result in reduced cash flow, which could have a material adverse effect on us. When cash generated by earnings is not sufficient for the Company's liquidity needs, the Company seeks external financing. Our access to funding sources in amounts adequate to finance our activities on terms that are beneficial to us could be impaired by factors that affect us specifically or the economy generally. During periods of disruptions in the credit and capital markets, potential sources of external financing could be reduced, and borrowing costs could increase. A significant downgrade in the company's credit ratings could increase its borrowing costs and limit access to capital.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our 2024 Credit Agreement will be adequate to meet our future liquidity needs for at least the next twelve months. Significant assumptions underlie this belief, including, among other things, that we will be able to mitigate the future impact, if any, of disruptions in global supply chains, which have resulted in longer lead times and delays in procuring component parts and raw materials, and inflationary cost increases in certain raw materials, labor and transportation, and that there will be no material adverse developments in our business, liquidity or capital requirements. If we are unable to fund our operations through earnings or external financing, we will be forced to adopt an alternative strategy that may include actions such as:

- deferring, reducing or eliminating future cash dividends;
- reducing or delaying capital expenditures or restructuring activities;
- reducing or delaying research and development efforts;
- selling assets;
- deferring or refraining from pursuing certain strategic initiatives and acquisitions;
- refinancing our indebtedness; and
- seeking additional funding.

We cannot assure you that, if material adverse developments in our business, liquidity or capital requirements should occur, our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our 2024 Credit Agreement in amounts sufficient to enable us to pay the principal and interest on our indebtedness, or to fund our other liquidity needs. In addition, if we default on any of our indebtedness, or breach any financial covenant in our 2024 Credit Agreement, our business could be adversely affected.

We have significant goodwill and other intangible assets, and future impairment of these assets could have a material adverse impact on our financial condition and results of operations.

A significant portion of our long-term assets consists of goodwill and other intangible assets recorded as a result of past acquisitions. We do not amortize goodwill and certain other intangible assets having indefinite lives, but rather test them for impairment on an annual basis or in interim periods if an event occurs or circumstances change that may indicate the fair value is below its carrying amount. The process of evaluating the potential impairment of goodwill and other intangible assets requires significant judgement, specifically with respect to applying assumptions and estimates to the analysis of identifiable intangibles and long-lived asset impairment including projecting revenues, interest rates, tax rates and the cost of capital. Many of the factors used in assessing fair value are outside our control and it is reasonably likely that assumptions and estimates will change in future periods. These changes could result in impairment charges against our goodwill and other intangible assets. In the event that we determine that our goodwill or other intangible assets are impaired, we may be required to record a significant charge to earnings that could adversely affect our financial condition and results of operations.

Risks Related to Other External Factors

We conduct our manufacturing and distribution operations on a worldwide basis and are subject to risks associated with doing business outside the United States.

We have manufacturing and distribution facilities in many countries, including Mexico, Canada, Denmark, France, Germany, Hungary, Italy, Netherlands, Poland, Slovakia, Spain and the United Kingdom, as well as joint-ventures in China. Our global operations subject us to a variety of political, economic and regulatory risks that are associated with doing business internationally, including: (a) changes in economic conditions in the countries in which we operate; (b) political uncertainty, instability, civil unrest and the risks of terrorism or other hostilities; (c) foreign currency exchange rate fluctuations and currency controls; (d) changes in U.S. trade policy and international trade agreements, resulting in political tension and trade disputes between the U.S. and foreign governments, and new or higher tariffs or changes to customs requirements or procedures; and (e) the potential for shortages of trained labor.

Changes in U.S. trade policy, particularly as it relates to Mexico, Canada and China, have caused significant uncertainty in our business, and could have a substantial adverse effect on our business, financial condition and results of operations. We believe that new or higher tariffs on imports to the United States from countries in which we source raw materials, component parts and finished goods could have a substantial adverse effect on the automotive industry and our business. Further, any retaliatory tariffs imposed by foreign governments would exacerbate the impact.

In addition, we have foreign currency exchange rate exposure, primarily, with respect to the Canadian dollar, the euro, the British pound, the Polish zloty, the Hungarian forint, the Mexican peso, the Danish kroner, the Taiwan dollar, the Chinese yuan renminbi and the Hong Kong dollar. Our exposure to exchange rate risk is due to certain costs, revenues and borrowings being denominated in currencies other than one of our subsidiary's functional currency and net investments in our foreign subsidiaries. While we actively monitor our exposure, and use derivative instruments to manage exchange rate risk, exchange rates may be volatile and could adversely impact our financial results and the comparability of results from period to period.

Historically, there has been social unrest in Hong Kong and Mexico and any recurrence, or increased violence in or around our facilities in such countries could be disruptive to our business operations at such facilities, or present risks to our employees who may be directly affected by the violence and may result in a decision by them to relocate from the area, or make it difficult for us to recruit or retain talented employees at such facilities.

The likelihood of such occurrences and their potential effect on us is unpredictable and may vary from country to country. Any such occurrences could be harmful to our business and our financial results.

We may incur liabilities under government regulations and environmental laws, which may have a material adverse effect on our business, financial condition and results of operations.

Domestic and foreign political developments and government laws and regulations directly affect automotive consumer products in the United States and abroad. In the United States, these laws and regulations include standards relating to vehicle safety, fuel economy and emissions, among others. Furthermore, increased public awareness and concern regarding climate change may result in new laws and regulations designed to reduce or mitigate the effects of greenhouse gas emissions or otherwise effect the transition to a lower-carbon economy. The modification of existing laws, regulations or policies, or the adoption of new laws, regulations or policies could have a material adverse effect on our business, financial condition and results of operations.

Our operations and properties are subject to federal, state, local and international laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of materials, substances and wastes, the remediation of contaminated soil and groundwater and the health and safety of employees. Such environmental laws, including but not limited to those under the Comprehensive Environmental Response Compensation & Liability Act, may impose joint and several liability and may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors have been sent or otherwise come to be located.

The nature of our operations exposes us to the risk of claims with respect to such matters, and we can give no assurance that violations of such laws have not occurred or will not occur or that material costs or liabilities will not be incurred in connection with such claims. We can give no assurance that the future cost of compliance with existing environmental laws and the liability for known environmental claims pursuant to such environmental laws will not give rise to additional significant expenditures or liabilities that would be material to us. In addition, future events, such as new information, changes in existing environmental laws or their interpretation, and more vigorous enforcement policies of federal, state or local regulatory agencies, may have a material adverse effect on our business, financial condition and results of operations.

Our future performance may be materially adversely affected by changes in technologies and improvements in the quality of new vehicle parts.

Changes in automotive technologies can impact our business, such as the adoption of new technologies and systems to make traditional, internal-combustion-engine vehicles more efficient, the adoption of electric or hybrid electric vehicle architectures, or changes in access to vehicle-generated data needed to service and repair vehicles. These factors could result in less demand for our products thereby causing a decline in our results of operations or deterioration in our business and financial condition, and we may have a material adverse effect on our long-term performance.

As vehicles have become more complex and reliant on software, electronics and telematics systems, access to vehicle-generated data has become increasingly important to diagnose, service and repair vehicles. If access to this vehicle-generated data is limited to the service part operations of original equipment manufacturers, our aftermarket customers, including professional technicians and individual consumers performing "do-it-yourself" repairs on their personal vehicles, may be prevented from servicing and repairing vehicles. These limitations could also adversely effect our ability to design, develop, manufacture and sell our aftermarket products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the size of the automotive aftermarket depends, in part, upon the growth in number of vehicles on the road, increase in average vehicle age, change in total miles driven per year, new or modified environmental and vehicle safety regulations, including fuel economy and emissions reduction standards, increase in pricing of new cars and new car quality and related warranties. The automotive aftermarket has been negatively impacted by the fact that the quality of more recent automotive vehicles and their component parts (and related warranties) has improved, thereby lengthening the repair cycle. Generally, if parts last longer, there will be less demand for our aftermarket products and the average useful life of automotive parts has been steadily increasing in recent years due to innovations in products and technology. In addition, the introduction by original equipment manufacturers of increased warranty and maintenance initiatives has the potential to decrease the demand for our aftermarket products. When proper maintenance and repair procedures are followed, newer air conditioning (A/C) systems in particular are less prone to leak resulting in fewer A/C system repairs. These factors could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal controls or identify a material weakness or significant deficiency in our internal control over financial reporting, our ability to report our financial condition and results of operations in a timely and accurate manner could be adversely affected, investor confidence in our company could diminish, and the value of our securities may decline.

As a public company, we are required to comply with Section 404 of the Sarbanes Oxley Act of 2002 ("SOX"), which requires, among other things, that companies maintain disclosure controls and procedures to ensure timely disclosure of material information, and that management reviews the effectiveness of those controls on a quarterly basis.

During fiscal year 2025, we identified a material weakness in our internal control over financial reporting related to information technology general controls at our Nissens Automotive operating segment, which we acquired in November 2024. Specifically, the material weakness related to its information technology general controls over certain IT systems that support financial transactions and reporting. As a result of this material weakness, we have commenced remedial action; however, such actions are ongoing and we cannot guarantee that they will be sufficient to remediate the material weakness or that we will not have a material weakness in the future.

Furthermore, we cannot be certain that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of SOX. If we fail to maintain the adequacy of our internal controls, we cannot assure our stockholders that we will be able to conclude in the future that we have effective internal control over financial reporting, and/or we may encounter difficulties in implementing or improving our internal controls, which could harm our operating results or cause us to fail to meet our reporting obligations. If we fail to maintain effective internal controls, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities may be negatively affected, and we could be subject to sanctions or investigation by regulatory authorities, such as the SEC or NYSE.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We maintain an enterprise-wide approach to risk management through which we identify, manage and mitigate significant risks, including those related to our information systems. Our cybersecurity risk management program, which applies to our global operations, focuses on our people, processes and technology, and is designed to secure our information systems by preventing, detecting and responding to current and emerging cybersecurity threats.

Our employees are a key element of our cybersecurity risk management program. All of our employees are required to adhere to our cybersecurity practices, and undertake routine training to raise awareness and reinforce safe practices. Our training program includes bi-annual online training courses, group tabletop exercises, phishing and malicious email simulations, and information security bulletins. We also maintain policies that govern, and provide specific guidance to employees regarding how they may use our information systems.

Another key element of our cybersecurity risk management program is our use of processes and technologies to create information security safeguards and controls, and target specific users or business needs. Our processes and technologies include firewalls, email security software and encryption, endpoint detection and response, access controls, backup and recovery procedures, system patches and updates, vulnerability scanning, penetration testing by third party vendors, incident response procedures, and internal and external audits of our information systems. For example, in October 2025, we engaged an external auditor to perform a System and Organization Controls 2 (SOC 2) examination of the design of our security controls.

Through these internal and external assessments, we continuously identify areas for remediation and opportunities to improve the security of our information systems, including by evaluating our program against industry standards and best practices, such as the Cybersecurity Framework established by the National Institute of Standards and Technology (NIST) and the CIS Critical Security Controls established by the Center for Internet Security. We also track key performance indicators that we believe are indicative of the effectiveness of our cybersecurity risk management program.

For additional information related to cybersecurity risks that could have a material and adverse effect on our business, financial condition or results of operations, see "Our operations could be adversely affected by interruptions or breaches in the security of our computer and information systems" in Item 1A of this Report.

Cybersecurity Governance

The Audit Committee of our Board of Directors oversees the adequacy and effectiveness of our internal controls, policies and procedures regarding cybersecurity, information security and data protection, and compliance with applicable laws and regulations concerning privacy. Our Chief Information Officer ("CIO"), in turn, is responsible for managing the Company's cybersecurity risk management program and incident response procedures. On a quarterly basis, and more frequently as circumstances warrant, our CIO briefs the Audit Committee on our cybersecurity risks, our strategies for preventing, detecting, responding to and mitigating such risks, including the results of our SOC 2 audits, the effectiveness of our incident response procedures, and our information security controls. Our CIO has extensive knowledge and expertise regarding our information systems and security, having served in a variety of senior information technology positions across our organization for more than thirty years, and as an executive officer of the Company since 2006.

Additionally, our CIO leads an incident response team ("IRT"), charged with the on-going management of our cybersecurity program. This team is responsible for the prevention, mitigation, detection and remediation of cybersecurity risks and incidents affecting our operations pursuant to our incident response procedures. The IRT is composed of information security professionals, who collectively bring decades of relevant information security and cybersecurity experience to their roles. In the event that a cybersecurity incident is detected, the IRT performs a multi-factor, risk-based assessment to determine the appropriate level of response. Depending upon the results of the assessment, including the nature and magnitude of the event, our incident response procedures provide for oversight and management of an incident by the IRT, under the direction of the CIO, or, in the event of escalation, under the direction of the executive officers of the Company, with reporting to and oversight by the Audit Committee.

ITEM 2. PROPERTIES

We maintain our executive offices in Long Island City, New York. The table below describes our principal facilities as of December 31, 2025.

Location	State or Country	Principal Business Activity	Approx. Square Feet	Owned or Expiration Date of Lease
		Vehicle Control		
Bialystok[1]	Poland	Manufacturing	158,700	2032
Disputanta	VA	Distribution	411,000	Owned
Edwardsville	KS	Distribution	363,500	Owned
Ft. Lauderdale	FL	Distribution	23,300	Owned
Ft. Lauderdale	FL	Distribution	30,000	Owned
Greenville[1]	SC	Manufacturing	184,500	Owned
Independence[1]	KS	Manufacturing	337,400	Owned
Long Island City	NY	Administration	75,800	2033
McAllen	TX	Distribution	120,300	2027
Mishawaka[1]	IN	Manufacturing	153,100	Owned
Reynosa[1]	Mexico	Manufacturing	175,000	2032
Reynosa[1]	Mexico	Manufacturing	153,000	2031
Shawnee[2]	KS	Distribution	574,700	2033
		Temperature Control		
Foshan City	China	Manufacturing	361,500	2028
Lewisville[1]	TX	Administration and Distribution	415,000	2034
Reynosa[1]	Mexico	Manufacturing	82,000	2026
Reynosa[1]	Mexico	Manufacturing	117,500	2026
Reynosa	Mexico	Manufacturing	274,000	2034
St. Thomas[1]	Canada	Manufacturing	42,500	Owned
		Engineered Solutions		
Kirchheim-Teck	Germany	Distribution	27,500	2031
Pécel	Hungary	Manufacturing	33,500	Owned
Pécel	Hungary	Manufacturing	40,300	Owned
Milwaukee	WI	Manufacturing	84,000	2028
Sheboygan Falls	WI	Manufacturing	22,500	2026
Tijuana	Mexico	Distribution	13,800	2026
Tijuana	Mexico	Manufacturing	30,400	2026
Wuxi	China	Manufacturing	27,600	2029
		Nissens Automotive		
Cachtice	Slovakia	Manufacturing	143,900	2031
Horsens	Denmark	Administration and Manufacturing	91,100	Owned
Horsens	Denmark	Manufacturing	19,600	Owned

Horsens	Denmark	Distribution	211,500	Owned
Horsens	Denmark	Distribution	54,300	2028
Zakrzów	Poland	Administration and Distribution	86,000	2030
Tilburg	Netherlands	Administration and Distribution	30,800	2027
		Other		
Mississauga	Canada	Administration and Distribution	82,400	2028
Irving	TX	Training Center	13,400	2027

[1] These facilities are also utilized by the Engineered Solutions operating segment.
[2] This facility is also utilized by the Temperature Control operating segment.

ITEM 3. LEGAL PROCEEDINGS

The information required by this Item is incorporated herein by reference to the information set forth in Item 8, "Financial Statements and Supplementary Data" of this Report under the caption "Asbestos" appearing in Note 23, "Commitments and Contingencies" of the Notes to Consolidated Financial Statements in Item 8 of this Report.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades publicly on the New York Stock Exchange ("NYSE") under the trading symbol "SMP." The last reported sale price of our common stock on the NYSE on February 24, 2026 was $44.19 per share. As of February 24, 2026, there were 484 holders of record of our common stock.

Dividends are declared and paid on the common stock at the discretion of our Board of Directors (the "Board") and depend on our profitability, financial condition, capital needs, future prospects, and other factors deemed relevant by our Board. Our 2024 Credit Agreement permits dividends and distributions by us provided specific conditions are met. For information related to our 2024 Credit Agreement, see Note 11, "Credit Facilities and Long-Term Debt," of the Notes to Consolidated Financial Statements in Item 8 of this Report.

There have been no unregistered offerings of our common stock during the fourth quarter of 2025.

Stock Performance Graph

The following graph compares the five year cumulative total return on the Company's Common Stock to the total returns on the Standard & Poor's 500 Stock Index and the S&P 1500 Auto Parts & Equipment Index, which is a combination of automotive parts and equipment companies within the S&P 400, the S&P 500 and the S&P 600. The graph shows the change in value of a $100 investment in the Company's Common Stock and each of the above indices on December 31, 2020 and the reinvestment of all dividends. The comparisons in this table are required by the Securities and Exchange

Commission and are not intended to forecast or be indicative of possible future performance of the Company's Common Stock or the referenced indices.



Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25
Standard Motor Products, Inc.
S&P 500 Index
S&P Composite 1500 Auto Parts & Equipment Index

	Standard Motor Products, Inc.	S&P 500 Index	S&P Composite 1500 Auto Parts & Equipment Index
2020	100.00	100.00	100.00
2021	132.31	128.71	122.38
2022	90.24	105.40	82.72
2023	106.51	133.10	88.08
2024	85.80	166.40	69.94
2025	105.86	196.16	84.60

*** Source: S&P Capital IQ**

ITEM 6. (RESERVED)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of Financial Performance

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. This discussion summarizes the significant factors affecting our results of operations and the financial condition of our business during each of the fiscal years in the two-year period ended December 31, 2025. Discussion and analysis of our financial condition and results of operations for fiscal year 2024, and comparisons of fiscal years 2024 and 2023 can be

found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

(In thousands, except per share data)	Year Ended December 31, 2025	Year Ended December 31, 2024
Net sales	$ 1,791,158	$ 1,463,849
Gross profit	559,408	423,321
Gross profit %	31.2%	28.9%
Operating income	136,507	80,624
Operating income %	7.6%	5.5%
Earnings from continuing operations before income taxes	110,523	73,989
Provision for income taxes	30,617	19,385
Earnings from continuing operations	79,906	54,604
Loss from discontinued operations, net of income taxes	(37,698)	(26,128)
Net earnings	42,208	28,476
Net earnings attributable to noncontrolling interest	873	976
Net earnings attributable to SMP	41,335	27,500
Net earnings per share data attributable to SMP – Diluted:		
Continuing operations	$ 3.52	$ 2.41
Discontinued operations	(1.68)	(1.17)
Net earnings per common share	$ 1.84	$ 1.24

Consolidated net sales for 2025 were $1,791.2 million, an increase of $327.3 million, or 22.4% compared to net sales of $1,463.8 million in 2024. The increase in net sales in 2025 reflects the impact of multiple factors including:

- $269.6 million higher net sales in 2025 due to the inclusion of a full year performance of our new segment, Nissens Automotive which was acquired on November 1, 2024, as compared to two months in 2024,
- strong demand in our Temperature Control operating segment primarily reflecting the impact of growth in certain product categories and gains in market share,
- stable demand in our Vehicle Control aftermarket segment, offset by
- lower net sales in our Engineered Solutions operating segment as growth from business wins and successful cross-selling efforts offset lower demand due to cyclical softness across global end markets.

Gross margin as a percentage of net sales in 2025 was 31.2% as compared to 28.9% in 2024. Overall, the increase in gross margin as a percentage of sales in 2025 primarily reflects the inclusion of Nissens Automotive segment results for a full year, as compared to two months in 2024, which included more profitable periods within the seasonal calendar. In addition, we experienced the positive impact of higher sales volumes in our legacy segments lead to higher fixed manufacturing cost absorption, improved operating performance including the impact of cost control measures, and increased pricing primarily to incorporate higher tariffs on imports into the United States, which more than offset increases in certain materials and labor costs and a lag in the timing of updating pricing for the impact of higher tariffs. We anticipate that the ongoing benefits from our cost-savings initiatives and synergies with our newly acquired operating segment, Nissens Automotive, will mitigate continued pressure on margins. While our business in U.S. markets could be impacted by additional tariffs, we expect to mitigate the impact with a combination of price increases and cost reduction efforts.

Operating margin as a percentage of net sales in 2025 was 7.6% as compared to 5.5% in 2024. Overall the increase in operating margin as a percentage of sales primarily reflects the inclusion of Nissens Automotive segment results for a full year, as compared to two months in 2024, which resulted in improved gross margin, as well as lower acquisition related costs and restructuring expenses. Included in our operating margin were selling, general and administrative expenses of $420.7 million, or 23.5% of net sales in 2025 compared to $335.1 million, or 22.9% of net sales in 2024. The $85.6 million increase in selling, general and administrative expenses in 2025 is principally due to (i) $79.3 million in selling, general and administrative expenses for Nissens Automotive as the results reflect a full year of activity compared to two months from the close of the acquisition in 2024, (ii) higher distribution and freight expenses in our legacy business primarily due to higher sales and costs associated with the transition away from our Edwardsville, Kansas distribution center to our new

distribution facility in Shawnee, Kansas, and (iii) increased general and administrative costs related to company-wide strategic initiatives, offset by (iv) lower costs associated with our acquisition of Nissens Automotive.

The global automotive aftermarket industry continues to be resilient with a growing number of older vehicles on the road. Our global automotive aftermarket business remains strong with demand for our products driven by the quality, brand recognition and high levels of customer service that we provide. We are optimistic about our business and are well positioned to capitalize on these favorable trends and the long-term growth potential in the coming years.

United States Trade Policy

Since February 2025, the United States government imposed new tariffs on imports to the United States from certain countries and regions, including Canada, Mexico, China, the European Union and many other countries. Certain foreign governments have implemented retaliatory actions in response to the change in United States trade policy. We operate manufacturing plants in, and rely on imports primarily from Canada, Mexico, China and the European Union to serve our customers in the United States, and therefore, we are exposed to the adverse impacts of higher tariffs on imported raw materials, components and finished goods. In response, we have taken, and will continue to take actions to optimize our operations to minimize the impact of such tariffs and maintain our profitability through cost and pricing measures. We believe our diverse global footprint provides a competitive advantage and resiliency within our supply chain. More than one-half of our sales in the United States are from products manufactured in North America, which are currently mostly exempt from tariffs under the United States-Mexico-Canada Agreement. Products sourced from China represent approximately one-quarter of our sales in the United States, with the remainder of our sales in the United States from products sourced from other regions of the world which are currently subject to lower tariffs. Furthermore, our recent acquisition of Nissens Automotive provides sales diversification outside of the United States. The extent and duration of tariffs and the resulting impact on macroeconomic conditions and on our business are uncertain and may depend on various factors, including negotiations between the United States and affected countries, retaliation imposed by other countries, tariff exemptions, and decisions to pause, reimpose or increase tariffs. We will continue to actively monitor international trade developments and evaluate the potential impact on our results of operations and financial condition.

Results of Operations

Sales. Consolidated net sales for 2025 were $1,791.2 million, an increase of $327.3 million, or 22.4%, compared to $1,463.8 million in 2024, with the majority of our net sales to customers located in the United States. Consolidated net sales increased in all of our automotive aftermarket operating segments when compared to the prior fiscal year.

The following table summarizes consolidated net sales by segment and by major product group within each segment (in thousands):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Vehicle Control		
Engine Management (Ignition, Emissions and Fuel Delivery)	$ 486,203	$ 467,460
Electrical and Safety	241,938	229,361
Wire Sets and Other	57,251	65,739
Total Vehicle Control	785,392	762,560
Temperature Control		
AC System Components	316,781	274,926
Other Thermal Components	109,586	105,162
Total Temperature Control	426,367	380,088
Nissens Automotive		
Air Conditioning	126,727	9,214
Engine Cooling	126,389	19,287
Engine Efficiency	52,261	7,244
Total Nissens Automotive	305,377	35,745
Engineered Solutions		
Light Vehicle	84,887	91,548
Commercial Vehicle	81,239	89,171
Construction/Agriculture	35,618	35,832
All Other	72,740	68,905
Total Engineered Solutions	274,484	285,456
Intersegment sales	(462)	—
Total	$ 1,791,158	$ 1,463,849

Vehicle Control's net sales for 2025 increased $22.8 million, or 3%, to $785.4 million compared to $762.6 million in 2024. Increases in net sales within engine management and electrical safety product groups reflected strong demand from customers, and was tempered by the continued secular decline in sales of wire sets.

Temperature Control's net sales for 2025 increased $46.3 million, or 12%, to $426.4 million compared to $380.1 million in 2024. The higher year-over-year Temperature Control net sales reflects continued very strong customer demand compared to the same period in 2024 benefiting from a longer peak season, growth in certain product categories and gains in market share as our existing customers continued to grow. Demand for our Temperature Control products may vary significantly with summer weather conditions and customer inventory levels.

Nissens Automotive's net sales for 2025 increased by $269.6 million from $35.7 million in 2024 to $305.4 million in 2025 due to a full year of sales activity as compared to two months from the acquisition date in 2024. Nissens Automotive's net sales exceeded our expectations in 2025 reflecting gains in market share. Demand for Nissens Automotive products follow a similar annual seasonal pattern as the Temperature Control segment, as demand for many products generally increases with warmer weather. We expect to benefit from revenue synergies resulting from the acquisition in 2026 and beyond.

Engineered Solutions' net sales for 2025 decreased $11.0 million, or 4%, to $274.5 million compared to $285.5 million in 2024. Overall, net sales in our Engineered Solutions operating segment declined year-over-year as growth from new business wins and successful cross-selling efforts, was more than offset by slower demand from existing customers. We are optimistic that demand will stabilize in 2026.

Gross Margins. Gross margins, as a percentage of consolidated net sales, increased to 31.2% for 2025, compared to 28.9% for 2024. The following table summarizes gross margins by segment (in thousands):

Year Ended December 31,	Vehicle Control	Temperature Control	Nissens Automotive	Engineered Solutions	Other	Total
2025						
Net sales	$ 785,392	$ 426,367	$ 305,377	$ 274,484	$ (462)	$ 1,791,158
Gross margins	247,105	144,821	120,430	47,052	—	559,408
Gross margin percentage	31.5%	34.0%	39.4%	17.1%	—	31.2%
2024						
Net sales	$ 762,560	$ 380,088	$ 35,745	$ 285,456	$ —	$ 1,463,849
Gross margins	244,085	117,792	11,525	49,919	—	423,321
Gross margin percentage	32.0%	31.0%	32.2%	17.5%	—	28.9%

Compared to 2024, gross margin percentage at our Temperature Control and Nissens Automotive operating segments increased by 3.0 percentage points from 31.0% to 34.0%, and 7.2% percentage points from 32.2% to 39.4%, respectively. Gross margin percentage at our Vehicle Control and Engineered Solutions operating segments decreased slightly by 0.5 percentage points from 32.0% to 31.5% and 0.4 percentage points from 17.5% to 17.1%, respectively.

The gross margin percentage in our Vehicle Control operating segment decreased slightly as higher sales volume and higher fixed cost absorption due to higher production levels than those achieved in 2024, was more than offset by the impact of passing higher tariffs on imports into the United States through to customers at cost.

The gross margin percentage increase in our Temperature Control operating segment reflected higher sales volume, higher customer pricing, improved operating performance from cost savings initiatives, lower seasonal returns and favorable fixed cost absorption due to higher production levels than those achieved in 2024.

The gross margin percentage at our Nissens Automotive operating segment reflects the inclusion of Nissens Automotive segment results for a full year, as compared to two months in 2024, which included more profitable periods within the seasonal calendar. Inventory fair value adjustments in 2025 of $4.6 million related to the application of accounting for business combinations were fully amortized by the end of the second quarter of 2025.

Despite lower net sales, the gross margin percentage in our Engineered Solutions operating segment remained close to flat as compared to 2024 due to a favorable customer sales mix, partially offset by costs associated with the discontinuation of a customer program.

While we anticipate continued margin pressure resulting from a competitive market environment, we believe that our cost savings and product rationalization initiatives should mitigate much of this impact to our gross margins as well as, revenue and cost synergies related to the continued integration of our new segment, Nissens Automotive. While our business in U.S. markets could be impacted by additional tariffs, we expect to mitigate the impact with a combination of price increases and cost reduction efforts.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $85.6 million to $420.7 million, or 23.5% of consolidated net sales in 2025, as compared to $335.1 million, or 22.9% of consolidated net sales in 2024. The $85.6 million increase in selling, general and administrative expenses in 2025 is principally due to (i) $79.3 million in selling, general and administrative expenses for Nissens Automotive as the results reflect a full year of activity compared to two months from the close of the acquisition in 2024, (ii) higher distribution and freight expenses in our legacy business primarily due to higher sales and costs associated with the transition away from our Edwardsville, Kansas distribution center to our new distribution facility in Shawnee, Kansas, and (iii) increased general and administrative costs related to company-wide strategic initiatives, offset by (iv) lower costs associated with our acquisition of Nissens Automotive.

Restructuring Expenses. Restructuring expenses of $2.6 million in 2025, primarily consisted of costs to relocate machinery and equipment within the Cost Reduction Initiative initiated in 2022, as compared to $7.7 million in 2024 which primarily consisted of severance and other benefit enhancements within the Separation Program initiated in 2024. Additional restructuring expenses related to these programs are expected to be immaterial.

Operating Income. Operating income was $136.5 million, or 7.6%, of consolidated net sales in 2025, compared to $80.6 million, or 5.5%, of consolidated net sales in 2024. The year-over-year increase in operating income of $55.9 million primarily reflects the inclusion of Nissens Automotive segment results for a full year, as compared to two months in 2024, which resulted in improved gross margin, as well as lower acquisition related costs and restructuring expenses, offset by higher selling, general and administrative expenses.

Other Non-Operating Income, Net. Other non-operating income, net was $5.4 million in 2025, compared to $6.9 million in 2024. The year-over-year decrease in other non-operating income, net primarily results from less favorable impact of changes in foreign currency exchange rates and a decrease in year-over-year equity income from our joint ventures.

Interest Expense. Interest expense increased to $31.3 million in 2025, compared to $13.5 million in 2024. The year-over-year increase in interest expense reflects the impact of higher average outstanding balances due to borrowings under our 2024 Credit Agreement to fund our acquisition of Nissens Automotive in 2024, partly offset by slightly lower year-over-year average interest rates on our credit facilities, including the impact of our interest rate swap agreements.

Income Tax Provision. The income tax provision for 2025 was $30.6 million at an effective tax rate of 27.7%, compared to $19.4 million at an effective tax rate of 26.2% in 2024. The higher effective tax rate in 2025 compared to 2024 reflects an increase in earnings from international as compared to U.S. operations, and an increase in future tax liabilities associated with unrepatriated earnings from international operations.

Loss From Discontinued Operations. Loss from discontinued operations, net of income tax, reflects information contained in the actuarial studies performed as of August 31, 2025 and 2024, as well as other available information, and legal expenses and other costs associated with our asbestos-related liability. During the years ended December 31, 2025 and 2024, we recorded a net loss of $37.7 million and $26.1 million from discontinued operations, respectively. The loss from discontinued operations for the years ended December 31, 2025 and 2024 includes a $44.4 million and $29.3 million pre-tax provision, respectively, to increase our indemnity liability in line with the 2025 and 2024 actuarial studies, and legal and other miscellaneous expenses, before taxes, of $5.2 million and $4.8 million for 2025 and 2024, respectively. As discussed more fully in Note 23 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements in Item 8 of this Report, we are responsible for certain future liabilities relating to alleged exposure to asbestos containing products.

Net Earnings Attributable to Noncontrolling Interest. Net earnings attributable to noncontrolling interest relates to the minority shareholders' interest in Trombetta Asia, Ltd., our 70% owned joint venture in Hong Kong, with operations in China and, in Foshan GWO YNG SMP Vehicle Climate Control & Cooling Products Co. Ltd., our 80% owned joint venture in China. Net earnings attributable to the noncontrolling interest were $0.9 million and $1.0 million during the years ended December 31, 2025 and 2024, respectively.

Restructuring Programs

For a detailed discussion on the restructuring and integration costs, see Note 3, "Restructuring Expenses," of the Notes to Consolidated Financial Statements in Item 8 of this Report.

Liquidity and Capital Resources

Our primary cash requirements include working capital, capital expenditures, quarterly dividends, stock repurchases, principal and interest payments on indebtedness and acquisitions. The following table summarizes our primary sources of funds including ongoing net cash flows from operating activities and availability under our credit agreements (in thousands).

	December 31,	
	2025	2024
Operating cash flows	$ 57,440	$ 76,693
Total debt	$ 618,715	$ 562,314
Cash and cash equivalents	72,031	44,426
Net debt	$ 546,684	$ 517,888
Remaining borrowing capacity	137,004	193,379
Total liquidity	$ 209,035	$ 237,805

Operating Activities. During 2025, cash provided by operating activities was $57.4 million as compared to cash provided by operating activities of $76.7 million in 2024.

Net earnings during 2025 were $42.2 million compared to $28.5 million in 2024. The decrease in cash provided by operating activities resulted primarily from an increase in inventories of $81.6 million compared to a increase of $36.9 million in the prior year, primarily due to higher net sales, additional tariff costs capitalized into inventory, preparation for and delivery timing of expected orders in early 2026. We continue to actively manage our working capital to maximize our operating cash flow.

Investing Activities. Cash used in investing activities was $35.7 million in 2025 as compared to $418.7 million in 2024. Investing activities during 2025 primarily consisted of capital expenditures of $38.7 million as compared to 2024 which primarily consisted of $372.5 million of cash paid for the acquisition of 100% of the shares of Nissens Automotive, net of cash acquired of $24.6 million, and capital expenditures of $44.0 million. The year-over-year decrease in capital expenditures primarily relates to lower spending as our new distribution facility in Shawnee, Kansas reaches completion.

We regularly review our plans for capital investment and believe we have sufficient liquidity to meet our needs.

Financing Activities. Cash used in financing activities was $0.3 million in 2025 as compared to cash provided by financing activities of $349.5 million in 2024. In September 2024, the Company refinanced its existing 2022 Credit Agreement with a new five-year Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders ("2024 Credit Agreement"). Borrowings under the 2024 Credit Agreement were used to repay all outstanding borrowings under the 2022 Credit Agreement and to finance the Company's acquisition of Nissens Automotive and related transaction costs, and will be used for general corporate purposes of the Company and its subsidiaries.

During 2025, we paid dividends to SMP shareholders of $27.3 million funded with net borrowings under our 2024 Credit Agreement and cash provided by our operating activities.

During 2024, we increased our borrowings by $392.0 million under our 2024 Credit Agreement; and paid dividends of $25.3 million and $2.3 million to SMP shareholders and shareholders of our noncontrolling interests, respectively. Cash provided by our operating activities in 2024 was used to reduce our borrowings under our 2022 Credit Agreement, fund our investing activities and pay dividends.

Quarterly dividends were paid at a rate of $0.31 in 2025 and $0.29 in 2024.

Liquidity

Our primary sources of funds are ongoing net cash flows from operating activities and availability under our 2024 Credit Agreement (as detailed below).

In May 2024 and July 2024, the Company amended it's then-existing Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders ("2022 Credit Agreement"), to transition from the Canadian Dollar Offered Rate to the Canadian Overnight Repo Rate Average for benchmark borrowings denominated in Canadian dollars and to provide for a new $125 million term loan and the use of funds available under the revolving credit facility to finance the acquisition of Nissens Automotive and related transaction costs. For additional information on our agreement to acquire Nissens Automotive see Note 2, "Business Combinations," in the Notes to Consolidated Financial Statements in Item 8 of this Report.

In September 2024, the Company refinanced its existing 2022 Credit Agreement with a new five-year Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders ("2024 Credit Agreement"). The 2024 Credit Agreement matures on September 16, 2029 and provides for an approximately $750 million credit facility, comprised of (i) a $430 million multi-currency revolving credit facility ("global tranche"); (ii) a $10 million multi-currency revolving credit facility, available to one or more wholly-owned Danish subsidiaries of the Company ("Danish tranche"); (iii) a $200 million term loan facility in U.S. dollars; and (iv) a 100 million euros term loan facility. The revolving credit facility has a $25 million sublimit for the issuance of letters of credit, and a $30 million sublimit for the borrowing of swingline loans.

Borrowings under the 2024 Credit Agreement were used to repay all outstanding borrowings under the 2022 Credit Agreement and to finance the Company's acquisition of Nissens Automotive and related transaction costs, and will be used for general corporate purposes of the Company and its subsidiaries. The term loans amortize in quarterly installments of 1.25% in each of the first two years following the funding, 1.875% for the next year, and 2.50% in each quarter thereafter. The Company may request up to two one-year extensions of the maturity date.

The Company may, subject to customary conditions, increase the global tranche or obtain incremental term loans in an aggregate amount not to exceed (x) the greater of (i) $168 million and (ii) 100% of consolidated EBITDA for the four fiscal quarters ended most recently before such date, plus (y) any voluntary prepayment of term loans, plus (z) any amount that, after giving effect to the increase, the pro forma First Lien Net Leverage Ratio (as defined in the 2024 Credit Agreement) does not exceed 2.75 to 1.00. The Company may also, subject to customary conditions, request to increase the Danish tranche by up to $5 million.

Borrowings bear interest at the applicable interest rate index selected by the Company based on the particular currency borrowed plus a credit spread adjustment depending on the index, and a margin ranging from 1.25% to 2.25% per annum based on the total net leverage ratio of the Company and its restricted subsidiaries. The Company may select interest periods of one, three or six months depending on the index. Interest is payable at the end of the selected interest period, but no less frequently than quarterly.

The Company may prepay the borrowings, in whole or in part, at any time without premium or penalty, subject to certain conditions.

The Company's obligations under the 2024 Credit Agreement are guaranteed by its material domestic subsidiaries (each, a "Guarantor"), and secured by a first priority perfected security interest in substantially all of the existing and future personal property of the Company and each Guarantor, subject to certain exceptions. The collateral security described above also secures certain banking services obligations and interest rate swaps and currency or other hedging obligations of the Company owing to any of the then existing lenders or any affiliates thereof.

Outstanding borrowings, net of unamortized deferred financing costs, and letters of credit under the 2024 Credit Agreement consist of the following (in millions):

	December 31, 2025	December 31, 2024
Current maturities of debt	$ 45.3	$ 25.2
Long-term debt	552.8	520.1
Total outstanding borrowings	$ 598.1	$ 545.4
Letters of credit	$ 4.6	$ 2.5

To manage the interest rate risk on the 2024 Credit Agreement, the Company has entered into interest rate swap agreements designated as cash flow hedges of a portion of the borrowings under the 2024 Credit Agreement to swap floating rate interest to a fixed rate. For additional information see Note 17, "Derivative Financial Instruments" of the Notes to Consolidated Financial Statements in Item 8 of this Report.

The weighted average interest rate on borrowings under the 2024 Credit Agreement, adjusted for the impact of interest rate swap agreements, was 4.8% and 5.6% at December 31, 2025 and 2024, respectively. Interest rates primarily consist of Term SOFR for borrowings in U.S. dollars and the Euro Interbank Offered Rate ("EURIBOR") for borrowings in euros. The average daily alternative base rate swingline loan balance was $1.5 million and $0.7 million during the years ended December 31, 2025 and 2024, respectively.

The 2024 Credit Agreement contains customary covenants limiting, among other things, the incurrence of additional indebtedness, the creation of liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other payments in respect of equity interests, acquisitions, investments, loans and guarantees, subject, in each case, to customary exceptions, thresholds and baskets. The 2024 Credit Agreement also contains customary events of default.

In 2023, our Polish subsidiary, SMP Poland sp. z.o.o., amended its overdraft facility with HSBC Continental Europe (Spolka Akcyjna) Oddzial w Polsce to provide for borrowings of up to Polish zloty 30 million (approximately $8.3 million) if borrowings are solely in Polish zloty, or up to 85% of the Polish zloty 30 million limit (approximately $7.1 million) if borrowings are in euros and/or U.S. dollars. The overdraft facility automatically renews every three months until June 2027, subject to cancellation by either party, at its sole discretion, at least 30 days prior to the commencement of the three-month renewal period. Borrowings under the amended overdraft facility bear interest at a rate equal to (i) the one month Warsaw Interbank Offered Rate ("WIBOR") + 1.0% for borrowings in Polish zloty, (ii) the one month EURIBOR + 1.0% for borrowings in Euros, and (iii) the Mid-Point of the Fed Target Range + 1.25% for borrowings in U.S dollars. Borrowings under the overdraft facility are guaranteed by Standard Motor Products, Inc., the ultimate parent company. There were $3.6 million borrowings outstanding under the overdraft facility at December 31, 2025 and none at December 31, 2024.

In order to reduce our accounts receivable balances and improve our cash flow, we are party to several supply chain financing arrangements, in which we may sell certain of our customers' trade accounts receivable to such customers' financial institutions. We sell our undivided interests in certain of these receivables at our discretion when we determine that the cost of these arrangements is less than the cost of servicing our receivables with existing debt. Under the terms of the agreements, we retain no rights or interest, have no obligations with respect to the sold receivables, and do not service the receivables after the sale. As such, these transactions are accounted for as a sale.

Pursuant to these agreements, we sold $978.6 million and $884.7 million of receivables for the years ended December 31, 2025 and 2024, respectively. Receivables presented at financial institutions and not yet collected as of December 31, 2025 and December 31, 2024 were approximately $1.3 million and $5.8 million, respectively, and remained in our accounts receivable balance for those periods. All receivables sold were reflected as a reduction of accounts receivable in the consolidated balance sheet at the time of sale. A charge in the amount of $45.3 million, $48.5 million and $46 million related to the sale of receivables is included in selling, general and administrative expenses in our consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, respectively.

To the extent that these arrangements are terminated, our financial condition, results of operations, cash flows and liquidity could be adversely affected by extended payment terms, delays or failures in collecting trade accounts receivables. The utility of the supply chain financing arrangements also depends upon a benchmark reference rate for the purpose of determining the discount rate applicable to each arrangement. If the benchmark reference rate increases significantly, we may be negatively impacted as we may not be able to pass these added costs on to our customers, which could have a material and adverse effect upon our financial condition, results of operations and cash flows.

In 2022, our Board of Directors authorized the purchase of up to $30 million of our common stock under a stock repurchase program. Stock will be purchased under the program from time to time, in the open market or through private transactions, as market conditions warrant. To date, there have been 321,229 shares purchased for a total cost of $10.4 million, all of which occurred in 2024. There were no purchases of our common stock in 2025.

Material Cash Commitments

Material cash commitments as of December 31, 2025 consist of required cash payments to service our outstanding borrowings of $598.1 million under our 2024 Credit Agreement with JPMorgan Chase Bank, N.A., as agent and the future minimum cash requirements of $138.4 million through 2034 under operating leases. All of our other cash commitments as of December 31, 2025 are not material. For additional information related to our material cash commitments, see Note 7, "Leases," and Note 11, "Credit Facilities and Long-Term Debt," of the Notes to Consolidated Financial Statements in Item 8 of this Report.

We anticipate that our cash flow from operations, available cash, and available borrowings under our 2024 Credit Agreement will be adequate to meet our future liquidity needs for at least the next twelve months. Significant assumptions underlie this belief, including, among other things, that we will be able to mitigate the future impact, if any, of disruptions in the supply chain caused by geo-political risks, future increases in interest rates, and significant inflationary cost increases in raw materials, labor and transportation that we are unable to pass through our customers, macroeconomic uncertainty, and that there will be no material adverse developments in our business, liquidity or capital requirements. If material adverse developments were to occur in any of these areas, there can be no assurance that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our 2024 Credit Agreement in amounts sufficient to enable us to pay the principal and interest on our indebtedness, or to fund our other liquidity needs. In addition, if we default on any of our indebtedness, or breach any financial covenant in our 2024 Credit Agreement, our business could be adversely affected.

For further information regarding the risks in our business, refer to Item 1A, "Risk Factors," of this Report.

Critical Accounting Policies and Estimates

We have identified the two accounting policies and estimates below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies and estimates on our business operations is discussed throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations," where such policies and estimates affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1, "Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of this Report.

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. We can give no assurances that actual results will not differ from those estimates. Although we do not believe that there is a reasonable likelihood that there will be a material change in the future estimates, or in the assumptions that we use in calculating the estimates, the uncertain future effects, if any, of the disruptions in the supply chain caused by geo-political risks, future increases in interest rates, inflation, macroeconomic uncertainty, and other unforeseen changes in the industry, or business, could materially impact the estimates, and may have a material adverse effect on our business, financial condition and results of operations.

Valuation of Long-Lived and Intangible Assets and Goodwill

The company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are generally recorded at their acquisition date fair values. At acquisition, we estimate and record the fair value of purchased intangible assets, which primarily consist of customer relationships, trademarks and trade names, and patents, developed technology and intellectual property. Intangible assets acquired through business combinations are subject to potential adjustments within the measurement period, which is up to one year from the acquisition date.

Valuing intangible assets requires the use of significant estimates and assumptions. Significant estimates and assumptions used in valuing customer relationships include but are not limited to: (i) forecasted revenues attributable to existing customers; (ii) forecasted margins; (iii) customer attrition rates; and (iv) the discount rate.

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as a separately identifiable intangible asset. Goodwill and certain other intangible assets having indefinite lives are not amortized to earnings, but instead are subject to periodic testing for impairment. Intangible assets determined to have definite lives are amortized over their remaining useful lives generally on a straight-line basis. We believe that the fair value of acquired identifiable net assets, including intangible assets, are based upon reasonable estimates and assumptions.

We assess long-lived assets, identifiable intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With respect to goodwill and identifiable intangible assets having indefinite lives, we test for impairment on an annual basis or in interim periods if an event occurs or circumstances change that may indicate the fair value is below its carrying amount. Factors we consider important, which could trigger an impairment review, include the following: (a) significant underperformance relative to expected historical or projected future operating results; (b) significant changes in the manner of our use of the acquired assets or the strategy

for our overall business; and (c) significant negative industry or economic trends. We review the fair values using the discounted cash flows method and market multiples.

When performing our evaluation of goodwill for impairment, if we conclude qualitatively that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative impairment test would not be required. If we are unable to reach this conclusion, then we would perform a quantitative impairment test. In performing the quantitative impairment test, the fair value of the reporting unit is compared to its carrying amount. A charge for impairment is recognized by the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Identifiable intangible assets having indefinite lives are reviewed for impairment on an annual basis using a methodology similar with that used to evaluate goodwill. Intangible assets having definite lives and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing intangible assets having definite lives and other long-lived assets for impairment, we compare the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets fair value and their carrying value.

There are inherent assumptions and estimates used in developing future cash flows requiring our judgment in applying these assumptions and estimates to the analysis of identifiable intangibles and long-lived asset impairment including projecting revenues, interest rates, tax rates and the cost of capital. Many of the factors used in assessing fair value are outside our control and it is reasonably likely that assumptions and estimates will change in future periods. These changes can result in future impairments. In the event our planning assumptions were modified resulting in impairment to our assets, we would be required to include an expense in our statement of operations, which could materially impact our business, financial condition and results of operations.

Asbestos Litigation

In evaluating our potential asbestos-related liability, we have considered various factors including, among other things, an actuarial study of the asbestos related liabilities performed by an independent actuarial firm, our settlement amounts and whether there are any co-defendants, the jurisdiction in which lawsuits are filed, and the status and results of such claims. As is our accounting policy, we consider the advice of actuarial consultants with experience in assessing asbestos-related liabilities to estimate our potential claim liability; and perform an actuarial evaluation in the third quarter of each year and whenever events or changes in circumstances indicate that additional provisions may be necessary. The methodology used to project asbestos-related liabilities and costs in our actuarial study considered: (i) historical data available from publicly available studies; (ii) an analysis of our recent claims history to estimate likely filing rates into the future; (iii) an analysis of our currently pending claims; (iv) an analysis of our settlements and awards of asbestos-related damages to date; and (v) an analysis of closed claims with pay ratios and lag patterns in order to develop average future settlement values. Based on the information contained in the actuarial study and all other available information considered by us, we have concluded that no amount within the range of settlement payments and awards of asbestos-related damages was more likely than any other and, therefore, in assessing our asbestos liability we compare the low end of the range to our recorded liability to determine if an adjustment is required. Future legal costs are expensed as incurred and reported in earnings (loss) from discontinued operations in the accompanying statement of operations.

We plan to perform an annual actuarial evaluation during the third quarter of each year for the foreseeable future and whenever events or changes in circumstances indicate that additional provisions may be necessary. Given the uncertainties associated with projecting such matters into the future and other factors outside our control, we can give no assurance that additional provisions will not be required. We will continue to monitor events and changes in circumstances surrounding these potential liabilities in determining whether to perform additional actuarial evaluations and whether additional provisions may be necessary. At the present time, however, we do not believe that any additional provisions would be reasonably likely to have a material adverse effect on our liquidity or consolidated financial position. See Note 23, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements in Item 8 of this Report for additional information.

Recently Issued Accounting Pronouncements

For a detailed discussion on recently issued accounting pronouncements and their impact on our consolidated financial statements, see Note 1, "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 of this Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk, primarily related to foreign currency exchange and interest rates. These exposures are actively monitored by management. Our exposure to foreign exchange rate risk is due to certain costs, revenues and borrowings being denominated in currencies other than one of our subsidiary's functional currency and net investments in our foreign subsidiaries. Similarly, we are exposed to market risk as the result of changes in interest rates, which may affect the cost of our financing. It is our policy and practice to use derivative financial instruments only to the extent necessary to manage exposures. We do not hold or issue derivative financial instruments for trading or speculative purposes.

Exchange Rate Risk

We have exchange rate exposure, primarily, with respect to the Canadian dollar, the euro, the British pound, the Polish zloty, the Hungarian forint, the Mexican peso, the Danish kroner, the Taiwan dollar, the Chinese yuan renminbi and the Hong Kong dollar. As of December 31, 2025 and December 31, 2024, our monetary assets and liabilities which are subject to this exposure are immaterial, therefore, the potential immediate loss to us that would result from a hypothetical 10% change in foreign currency exchange rates would not be expected to have a material impact on our earnings or cash flows. This sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which monetary assets and liabilities are denominated and does not take into account the incremental effect of such a change on our foreign currency denominated revenues.

Interest Rate Risk

We manage our exposure to interest rate risk through the proportion of fixed rate debt and variable rate debt in our debt portfolio. To reduce our market risk for changes in interest rates on our variable rate borrowings, and to manage a portion of our exposure to changes in interest rates, we occasionally enter into interest rate swap agreements.

Interest rate swap agreements designated as cash flow hedges of interest payments mature in May 2029 and March 2030. Under the terms of the interest rate swap agreements, we will receive monthly variable interest payments based on one month Term SOFR and one month EURIBOR, respectively, and will pay interest based on a fixed rate of 2.683% per annum and 2.11% per annum, respectively.

As of December 31, 2025, we had approximately $598.1 million of outstanding borrowings under our 2024 Credit Agreement, net of deferred financing costs, of which approximately $386.4 million bears interest at variable rates of interest and $211.7 million bears interest at fixed rates, after consideration of the interest rate swap agreements entered into in June 2022 and October 2024. Additionally, we invest our excess cash in highly liquid short-term investments. Based upon our current level of borrowings under our 2024 Credit Agreement and our excess cash, the effect of a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate may have an approximate $5.3 million annualized negative impact on our earnings or cash flows.

In addition, we are party to several supply chain financing arrangements, in which we may sell certain of our customers' trade accounts receivable to such customers' financial institutions. We sell our undivided interests in certain of these receivables at our discretion when we determine that the cost of these arrangements is less than the cost of servicing our receivables with existing debt. During the year ended December 31, 2025, we sold $978.6 million of receivables. Depending upon the level of sales of receivables pursuant these agreements, the effect of a hypothetical, instantaneous and unfavorable change of 100 basis points in the margin rate may have an approximate $9.8 million negative impact on our earnings or cash flows. The charge related to the sale of receivables is included in selling, general and administrative expenses in our consolidated statements of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Standard Motor Products, Inc. and Subsidiaries:

Opinion on Internal Control Over Financial Reporting

We have audited Standard Motor Products, Inc. and Subsidiaries (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statement of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement Schedule II, Valuation and Qualifying Accounts (collectively, the consolidated financial statements), and our report dated February 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to ineffective IT general controls, arising from the unavailability of information to track and monitor administrative user activity has been identified and included in management's assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Standard Motor Products, Inc. and Subsidiaries:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Standard Motor Products, Inc. and Subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement Schedule II Valuation and Qualifying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Asbestos liability and litigation

As discussed in Notes 1 and 23 to the consolidated financial statements, the Company is involved in asbestos litigation and has a potential asbestos liability. As of December 31, 2025, the accrued asbestos liability was $125.1 million. The Company's asbestos liability represents the low end of the actuarially determined range of the undiscounted liability for settlement payments and awards of asbestos-related damages, excluding legal costs and any potential recovery from insurance carriers.

We identified the assessment of the asbestos liability recorded as a critical audit matter. This required subjective auditor judgment, due to the nature of the estimate and assumptions, including the applicability of those assumptions to the current

facts and circumstances, as well as judgments about future events and uncertainties. Specialized skills were needed to evaluate the Company's key assumptions. The key assumptions included future claim filings, closed with pay ratios, closed with pay lag patterns, settlement values, and large claims. Minor changes to these key assumptions could have had a significant effect on the Company's assessment of the accrual for the asbestos liability.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the asbestos liability estimation process. This included controls related to the key assumptions and the claims data utilized in the process, and the potential need for an updated actuarial valuation. We evaluated the asbestos related legal cases settled during the year and the number of open cases as of year-end by reading letters received directly from the Company's external and internal legal counsel. We tested a selection of claims data used in the actuarial model by comparing the selection items to underlying claims documentation. We involved an actuarial professional with specialized skills and knowledge, who assisted in evaluating (1) the future claim filings assumption by developing an independent expectation and comparing it against the Company's future claim filing assumption, and (2) the closed with pay ratios, closed with pay lag patterns, settlement values, and large claims by comparing them to the Company's historical experience.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

New York, New York

February 26, 2026

STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)	Year Ended December 31, 2025	2024	2023
Net sales	$ 1,791,158	$ 1,463,849	$ 1,358,272
Cost of sales	1,231,750	1,040,528	969,446
Gross profit	559,408	423,321	388,826
Selling, general and administrative expenses	420,659	335,104	293,583
Restructuring expenses	2,580	7,668	2,642
Other income, net	338	75	76
Operating income	136,507	80,624	92,677
Other non-operating income, net	5,355	6,877	2,326
Interest expense	31,339	13,512	13,287
Earnings from continuing operations before income taxes	110,523	73,989	81,716
Provision for income taxes	30,617	19,385	18,368
Earnings from continuing operations	79,906	54,604	63,348
Loss from discontinued operations, net of income tax benefit of $13,245, $9,180 and $10,188	(37,698)	(26,128)	(28,996)
Net earnings	42,208	28,476	34,352
Net earnings attributable to noncontrolling interest	873	976	204
Net earnings attributable to SMP [(a)]	$ 41,335	$ 27,500	$ 34,148
Net earnings (loss) attributable to SMP			
Continuing operations	79,033	53,628	63,144
Discontinued operations	(37,698)	(26,128)	(28,996)
Net earnings attributable to SMP	$ 41,335	$ 27,500	$ 34,148
Per common share data			
Basic:			
Continuing operations	$ 3.59	$ 2.46	$ 2.91
Discontinued operations	(1.71)	(1.20)	(1.34)
Net earnings attributable to SMP per common share	$ 1.88	$ 1.26	$ 1.57
Diluted:			
Continuing operations	$ 3.52	$ 2.41	$ 2.85
Discontinued operations	(1.68)	(1.17)	(1.31)
Net earnings attributable to SMP per common share	$ 1.84	$ 1.24	$ 1.54
Dividends declared per common share	$ 1.24	$ 1.16	$ 1.16
Weighted average number of common shares, basic	21,986,301	21,801,141	21,716,177
Weighted average number of common shares, diluted	22,483,591	22,237,060	22,161,341

(a) Throughout this Form 10-K, "SMP" refers to Standard Motor Products, Inc. and subsidiaries.

See accompanying notes to consolidated financial statements.

STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Year Ended December 31, 2025	2024	2023
Net earnings	$ 42,208	$ 28,476	$ 34,352
Other comprehensive income (loss), net of tax:			
Foreign currency translation	45,838	(20,973)	7,447
Cash flow hedges	(2,001)	1,025	(924)
Postretirement benefit plans	(10)	(11)	(13)
Total other comprehensive income (loss), net of tax	43,827	(19,959)	6,510
Total comprehensive income	86,035	8,517	40,862
Comprehensive income (loss) attributable to noncontrolling interest, net of tax:			
Net earnings	873	976	204
Foreign currency translation	138	(101)	14
Comprehensive income (loss) attributable to noncontrolling interest, net of tax	1,011	875	218
Comprehensive income attributable to SMP	$ 85,024	$ 7,642	$ 40,644

See accompanying notes to consolidated financial statements.

STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)	December 31, 2025	December 31, 2024
ASSETS		
CURRENT ASSETS:		
Cash	$ 72,031	$ 44,426
Accounts receivable, less allowances for discounts and expected credit losses of $10,043 and $5,472 in 2025 and 2024, respectively	232,020	210,719
Inventories	712,151	624,913
Unreturned customer inventories	15,771	16,163
Prepaid expenses and other current assets	18,477	25,703
Total current assets	1,050,450	921,924
Property, plant and equipment, net	188,562	168,735
Operating lease right-of-use assets	105,178	109,899
Goodwill	256,159	241,418
Customer relationships intangibles, net	212,056	210,430
Other intangibles, net	99,102	90,540
Deferred income taxes	25,384	13,199
Investments in unconsolidated affiliates	26,310	24,842
Other assets	32,040	33,139
Total assets	$ 1,995,241	$ 1,814,126
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of revolving credit facility	$ 30,000	$ 10,800
Current portion of term loan and other debt	21,988	16,317
Accounts payable	169,089	148,009
Sundry payables and accrued expenses	79,526	84,936
Accrued customer returns	49,554	46,471
Accrued core liability	12,528	12,807
Accrued rebates	84,494	76,168
Payroll and commissions	46,135	40,964
Total current liabilities	493,314	436,472
Long-term debt	566,727	535,197
Noncurrent operating lease liabilities	93,381	98,214
Accrued asbestos liabilities	112,625	84,568
Other accrued liabilities	30,932	29,593
Total liabilities	1,296,979	1,184,044
Commitments and contingencies		
Stockholders' equity:		
Common Stock - par value $2.00 per share (Authorized 30,000,000 shares; issued 23,936,036 shares)	47,872	47,872
Capital in excess of par value	99,005	100,135
Retained earnings	589,448	575,385
Accumulated other comprehensive income	17,857	(25,832)
Treasury stock - at cost (1,790,097 shares and 2,077,877 shares in 2025 and 2024, respectively)	(70,483)	(81,815)
Total SMP stockholders' equity	683,699	615,745
Noncontrolling interest	14,563	14,337
Total stockholders' equity	698,262	630,082
Total liabilities and stockholders' equity	$ 1,995,241	$ 1,814,126

See accompanying notes to consolidated financial statements.

STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 42,208	$ 28,476	$ 34,352
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	43,848	31,413	29,022
Amortization of deferred financing cost	1,216	1,911	491
Increase to allowance for expected credit losses	4,642	732	2,943
Increase to inventory reserves	9,850	4,155	3,068
Equity income from joint ventures	(3,556)	(4,274)	(2,070)
Employee stock ownership plan allocation	2,700	2,787	2,966
Stock-based compensation	7,502	6,127	6,598
Increase in deferred income taxes	(11,843)	(9,996)	(6,952)
Increase in tax valuation allowance	2,420	770	674
Other non-cash items	1,987	—	—
Loss on discontinued operations, net of tax	37,698	26,128	28,996
Change in assets and liabilities:			
(Increase) decrease in accounts receivable	(16,767)	(8,753)	7,965
(Increase) decrease in inventories	(81,629)	(36,883)	29,494
(Increase) decrease in prepaid expenses and other current assets	6,655	856	(70)
Increase in accounts payable	14,601	8,166	19,645
Increase (decrease) in sundry payables and accrued expenses	(6,110)	24,170	(4,284)
Net changes in other assets and liabilities	2,018	908	(8,578)
Net cash provided by operating activities	57,440	76,693	144,260
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of businesses, net of cash acquired	—	(372,491)	—
Step acquisition of affiliate	—	—	(3,954)
Cash acquired in step acquisition	—	—	6,779
Capital expenditures	(38,724)	(44,018)	(28,633)
Other investing activities	3,060	(2,174)	108
Net cash used in investing activities	(35,664)	(418,683)	(25,700)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under term loans	—	211,457	—
Repayments of term loans	(15,755)	(93)	(5,000)
Net borrowings (repayments) under revolving credit facilities	41,910	180,671	(78,500)
Net borrowings (repayments) of other debt and lease obligations	1,570	595	(58)
Purchase of treasury stock	—	(10,428)	—
Payments of debt issuance costs	—	(5,133)	—
Increase (decrease) in overdraft balances	63	166	(189)
Dividends paid	(27,272)	(25,341)	(25,164)
Dividends paid to noncontrolling interest	(785)	(2,347)	(700)
Net cash provided by (used in) financing activities	(269)	349,547	(109,611)
Effect of exchange rate changes on cash	6,098	4,343	2,427
Net increase in cash and cash equivalents	27,605	11,900	11,376
CASH AND CASH EQUIVALENTS at beginning of year	44,426	32,526	21,150
CASH AND CASH EQUIVALENTS at end of year	$ 72,031	$ 44,426	$ 32,526
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 32,728	$ 14,044	$ 14,597

See accompanying notes to consolidated financial statements.

STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2025, 2024 and 2023

(In thousands)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total SMP	Non-controlling Interest	Total
Balance at December 31, 2022	$ 47,872	$ 105,615	$ 564,242	$ (12,470)	$ (95,239)	$ 610,020	$ 11,018	$ 621,038
Noncontrolling interest in step acquisition	—	—	—	—	—	—	5,273	5,273
Net earnings	—	—	34,148	—	—	34,148	204	34,352
Other comprehensive income, net of tax	—	—	—	6,496	—	6,496	14	6,510
Cash dividends paid	—	—	(25,164)	—	—	(25,164)	—	(25,164)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	(700)	(700)
Stock-based compensation	—	(3,880)	—	—	10,478	6,598	—	6,598
Employee Stock Ownership Plan	—	16	—	—	2,950	2,966	—	2,966
Balance at December 31, 2023	47,872	101,751	573,226	(5,974)	(81,811)	635,064	15,809	650,873
Net earnings	—	—	27,500	—	—	27,500	976	28,476
Other comprehensive loss, net of tax	—	—	—	(19,858)	—	(19,858)	(101)	(19,959)
Cash dividends paid	—	—	(25,341)	—	—	(25,341)	—	(25,341)
Purchase of treasury stock	—	—	—	—	(10,428)	(10,428)	—	(10,428)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	(2,347)	(2,347)
Stock-based compensation	—	(1,619)	—	—	7,640	6,021	—	6,021
Employee Stock Ownership Plan	—	3	—	—	2,784	2,787	—	2,787
Balance at December 31, 2024	47,872	100,135	575,385	(25,832)	(81,815)	615,745	14,337	630,082
Net earnings	—	—	41,335	—	—	41,335	873	42,208
Other comprehensive income, net of tax	—	—	—	43,689	—	43,689	138	43,827
Cash dividends paid	—	—	(27,272)	—	—	(27,272)	—	(27,272)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	(785)	(785)
Stock-based compensation	—	(393)	—	—	7,895	7,502	—	7,502
Employee Stock Ownership Plan	—	(737)	—	—	3,437	2,700	—	2,700
Balance at December 31, 2025	$ 47,872	$ 99,005	$ 589,448	$ 17,857	$ (70,483)	$ 683,699	$ 14,563	$ 698,262

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation & Basis of Presentation

Standard Motor Products, Inc. and its subsidiaries (referred to hereinafter in these notes to the consolidated financial statements as "we," "us," "our," "SMP," or the "Company") is a leading manufacturer and distributor of premium replacement parts in the automotive aftermarket, and a custom-engineered solutions provider to vehicle and equipment manufacturers in diverse non-aftermarket end markets.

Our business is organized in four reportable segments (also referred to as operating segments), comprising of three reportable segments, Vehicle Control, Temperature Control and Nissens Automotive, that sell products in the automotive aftermarket, while our fourth reportable segment, Engineered Solutions offers a broad array of conventional and future-oriented technologies in markets for commercial and light vehicles, construction, agriculture, power sports, marine, hydraulics and lawn and garden. We sell our products primarily to retailers, warehouse distributors, original equipment manufacturers and original equipment service part operations in the United States, Canada, Europe, Asia, Mexico and other Latin American countries.

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include our accounts and all domestic and international companies that we control. In addition, we use the equity method, to include our share of the results of certain affiliates based on our economic interest, our ability to exercise significant influence over the operating or financial decisions of these affiliates or our ability to direct their economic resources. We do not control these affiliates, as our ownership in these other affiliates is generally 50% or less. All significant inter-company items have been eliminated.

Reclassification

Certain prior period amounts in the accompanying consolidated financial statements and related notes have been reclassified to conform to the 2025 presentation.

Use of Estimates

The preparation of consolidated annual and quarterly financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. We have made a number of estimates and assumptions in the preparation of these consolidated financial statements. We can give no assurance that actual results will not differ from those estimates. Although we do not believe that there is a reasonable likelihood that there will be a material change in the future estimates, or in the assumptions that we use in calculating the estimates, the uncertain future effects, if any, of disruptions in the supply chain caused by geo-political risks, future increases in interest rates, tariffs, inflation, macroeconomic uncertainty, and other unforeseen changes in the industry, or business, could materially impact the estimates, and may have a material adverse effect on our business, financial condition and results of operations. Some of the more significant estimates include allowances for expected credit losses, cash discounts, valuation of inventory, valuation of long-lived assets, goodwill and other intangible assets, depreciation and amortization of long-lived assets, product liability exposures, asbestos, environmental and litigation matters, valuation of deferred tax assets, share based compensation and sales returns and other allowances.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Substantially all of the cash and cash equivalents, including foreign cash balances, at December 31, 2025 and 2024 were uninsured. Foreign cash balances at December 31, 2025 and 2024 were $70.1 million and $42.5 million, respectively.

Allowance for Expected Credit Losses and Cash Discounts

Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. These allowances are established based on a combination of write-off history, supportable forecasts of future economic conditions, aging analysis, and specific account evaluations. When a receivable balance is known to be uncollectible, it is

written off against the allowance for expected credit losses. Cash discounts are provided based on an overall average experience rate applied to qualifying accounts receivable balances.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on the first-in first-out basis. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of lower of cost and net realizable value of inventory are determined by comparing the actual cost of the product to the estimated selling prices in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation of the inventory.

We also evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand. For inventory deemed to be obsolete, we provide a reserve on the full value of the inventory. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates our estimate of future demand. Future projected demand requires management judgment and is based upon (a) our review of historical trends and (b) our estimate of projected customer specific buying patterns and trends in the industry and markets in which we do business. Using rolling twelve month historical information, we estimate future demand on a continuous basis. The historical volatility of such estimates has been minimal.

We utilize cores (used parts) in our remanufacturing processes for air conditioning compressors, diesel injectors, and diesel pumps. The production of air conditioning compressors, diesel injectors, and diesel pumps involves the rebuilding of used cores, which we acquire either in outright purchases from used parts brokers, or from returns pursuant to an exchange program with customers. Under such exchange programs, at the time of sale of air conditioning compressors, diesel injectors, and diesel pumps, we estimate the core expected to be returned from the customer and record the estimated return as unreturned customer inventory.

In addition, many of our customers can return inventory to us based upon customer warranty and overstock arrangements within customer specific limits. At the time products are sold, we accrue a liability for product warranties and overstock returns and record an asset for unreturned customer inventory based on our estimate of anticipated customer returns. Estimates are based upon historical information on the nature, frequency and probability of the customer return. Unreturned core, warranty and overstock customer inventory is recorded at standard cost. Revision to these estimates is made when necessary, based upon changes in these factors. We regularly study trends of such claims.

Leases

We determine if an arrangement is a lease at inception. For operating leases, we include and report operating lease right-of-use ("ROU") assets, sundry payables and accrued expenses, and noncurrent operating lease liabilities on our consolidated balance sheet for leases with a term longer than twelve months. Finance leases are reported on our consolidated balance sheets in property, plant and equipment, current portion of other debt, and long-term debt.

Operating lease ROU assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the total lease payments over the lease term. Our ROU assets represent the right to use an underlying leased asset over the existing lease term, and the corresponding lease liabilities represent our obligation to make lease payments arising from the lease agreement. As most of our leases do not provide for an implicit rate, we use our incremental borrowing rate based on the information available when determining the present value of our lease payments. Our lease terms may include options to terminate, or extend, our lease when it is reasonably certain that we will execute the option. Lease agreements may contain lease and non-lease components, which are generally accounted for separately. Operating lease expense is recognized on a straight-line basis over the lease term.

Business Combinations and Intangible Assets Including Goodwill

The company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are generally recorded at their acquisition date fair values. At acquisition, we estimate and record the fair value of purchased intangible assets, which primarily consist of customer relationships, trademarks and trade names, and patents, developed technology and intellectual property.

Intangible assets acquired through business combinations are subject to potential adjustments within the measurement period, which is up to one year from the acquisition date.

Valuing intangible assets requires the use of significant estimates and assumptions. Significant estimates and assumptions used in valuing customer relationships include but are not limited to: (i) forecasted revenues attributable to existing customers; (ii) forecasted margins; (iii) customer attrition rates; and (iv) the discount rate.

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as a separately identifiable intangible asset. Goodwill and certain other intangible assets having indefinite lives are not amortized to earnings, but instead are subject to periodic testing for impairment. Intangible assets determined to have definite lives are amortized over their remaining useful lives generally on a straight-line basis. We believe that the fair value of acquired identifiable net assets, including intangible assets, are based upon reasonable estimates and assumptions.

Acquisition related costs, including advisory, legal, accounting, valuation and pre-close and other costs, are typically expensed in the periods in which the costs are incurred and are recorded in selling, general and administrative expenses within the statement of operations. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

Impairment

We assess long-lived assets, identifiable intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With respect to goodwill and identifiable intangible assets having indefinite lives, we test for impairment on an annual basis or in interim periods if an event occurs or circumstances change that may indicate the fair value is below its carrying amount. Factors we consider important, which could trigger an impairment review, include the following: (a) significant underperformance relative to expected historical or projected future operating results; (b) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and (c) significant negative industry or economic trends. We review the fair values using the discounted cash flows method and market multiples.

When performing our evaluation of goodwill for impairment, if we conclude qualitatively that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative impairment test would not be required. If we are unable to reach this conclusion, then we would perform a quantitative impairment test. In performing the quantitative impairment test, the fair value of the reporting unit is compared to its carrying amount. A charge for impairment is recognized by the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Identifiable intangible assets having indefinite lives are reviewed for impairment on an annual basis using a methodology similar with that used to evaluate goodwill. Intangible assets having definite lives and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing intangible assets having definite lives and other long-lived assets for impairment, we compare the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets fair value and their carrying value.

There are inherent assumptions and estimates used in developing future cash flows requiring our judgment in applying these assumptions and estimates to the analysis of identifiable intangibles and long-lived asset impairment including projecting revenues, interest rates, tax rates and the cost of capital. Many of the factors used in assessing fair value are outside our control and it is reasonably likely that assumptions and estimates will change in future periods. These changes can result in future impairments. In the event our planning assumptions were modified resulting in impairment to our assets, we would be required to include an expense in our statement of operations, which could materially impact our business, financial condition and results of operations.

Foreign Currency Translation

Assets and liabilities of our foreign operations are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated using the average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) and remain there until the underlying foreign operation is liquidated or substantially disposed of. Foreign currency transaction gains or losses are recorded in other non-operating income (expense), net in our statement of operations.

Revenue Recognition

We derive our revenue primarily from automotive aftermarket sales in our Vehicle Control, Temperature Control and Nissens Automotive segments, and non-aftermarket sales in our Engineered Solutions Segment. We recognize revenues when our performance obligation has been satisfied and the control of products has been transferred to a customer which typically occurs upon shipment. Revenue is measured as the amount of consideration we expect to receive in exchange for the transfer of goods or provision of services. The amount of consideration we receive and revenue we recognize depends on the marketing incentives, product warranty and overstock returns we offer to our customers. For certain of our sales of remanufactured products, we also charge our customers a deposit for the return of a used core component which we can use in our future remanufacturing activities. Such deposit is not recognized as revenue at the time of the sale but rather carried as a core liability. At the same time, we estimate the core components expected to be returned from the customer and record the estimated return as unreturned customer inventory. The liability is extinguished when a core component is actually returned to us, or at period end when we estimate and recognize revenue for the core deposits not expected to be returned. We estimate and record provisions for cash discounts, quantity rebates, sales returns and warranties in the period the sale is recorded, based upon our prior experience and current trends. Significant management judgments and estimates are made in estimating sales returns and allowances relating to revenue recognized in any accounting period.

Product Warranty and Overstock Returns

Many of our products carry a warranty ranging from a 90-day limited warranty to a lifetime limited warranty, which generally covers defects in materials or workmanship and failure to meet industry published specifications and/or the result of installation error. In addition to warranty returns, we also permit our customers to return new, undamaged products to us within customer-specific limits (which are generally limited to a specified percentage of their annual purchases from us) in the event that they have overstocked their inventories. At the time products are sold, we accrue a liability for product warranties and overstock returns as a percentage of sales based upon estimates established using historical information on the nature, frequency and average cost of the claim and the probability of the customer return. At the same time, we record an estimate of anticipated customer returns as unreturned customer inventory. Significant judgments and estimates are made in connection with establishing the sales returns and other allowances in any accounting period. Revision to these estimates is made when necessary, based upon changes in these factors. We regularly study trends of such claims.

Selling, General and Administration Expenses

Selling, general and administration expenses include shipping costs and advertising, which are expensed as incurred. Shipping and handling charges, as well as freight to customers, are included in distribution expenses as part of selling, general and administration expenses.

Accounting for Income Taxes

Income taxes are calculated using the asset and liability method. Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, as measured by the current enacted tax rates.

We maintain valuation allowances when it is more likely than not that all or a portion of a deferred asset will not be realized. In determining whether a valuation allowance is warranted, we consider all positive and negative evidence and all sources of taxable income such as prior earnings history, expected future earnings, carryback and carryforward periods and tax strategies to estimate if sufficient future taxable income will be generated to realize the deferred tax asset. The assessment of the adequacy of our valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or we adjust these estimates in future periods for current trends or expected changes in our estimating

assumptions, we may need to modify the level of valuation allowance which could materially impact our business, financial condition and results of operations.

Tax benefits are recognized for an uncertain tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances and when new information becomes available. Such adjustments are recognized entirely in the period in which they are identified.

Asbestos Litigation

In evaluating our potential asbestos-related liability, we have considered various factors including, among other things, an actuarial study of the asbestos related liabilities performed by an independent actuarial firm, our settlement amounts and whether there are any co-defendants, the jurisdiction in which lawsuits are filed, and the status and results of such claims. As is our accounting policy, we consider the advice of actuarial consultants with experience in assessing asbestos-related liabilities to estimate our potential claim liability; and perform an actuarial evaluation in the third quarter of each year and whenever events or changes in circumstances indicate that additional provisions may be necessary. The methodology used to project asbestos-related liabilities and costs in our actuarial study considered: (i) historical data available from publicly available studies; (ii) an analysis of our recent claims history to estimate likely filing rates into the future; (iii) an analysis of our currently pending claims; (iv) an analysis of our settlements and awards of asbestos-related damages to date; and (v) an analysis of closed claims with pay ratios and lag patterns in order to develop average future settlement values. Based on the information contained in the actuarial study and all other available information considered by us, we have concluded that no amount within the range of settlement payments and awards of asbestos-related damages was more likely than any other and, therefore, in assessing our asbestos liability we compare the low end of the range to our recorded liability to determine if an adjustment is required. Future legal costs are expensed as incurred and reported in earnings (loss) from discontinued operations in the accompanying statement of operations.

We plan to perform an annual actuarial evaluation during the third quarter of each year for the foreseeable future and whenever events or changes in circumstances indicate that additional provisions may be necessary. Given the uncertainties associated with projecting such matters into the future and other factors outside our control, we can give no assurance that additional provisions will not be required. We will continue to monitor events and changes in circumstances surrounding these potential liabilities in determining whether to perform additional actuarial evaluations and whether additional provisions may be necessary. At the present time, however, we do not believe that any additional provisions would be reasonably likely to have a material adverse effect on our liquidity or consolidated financial position.

Loss Contingencies

We have loss contingencies, for such matters as legal claims and legal proceedings. Establishing loss reserves for these matters requires estimates, judgment of risk exposure and ultimate liability. We record provisions when the liability is considered probable and reasonably estimable. Significant judgment is required for both the determination of probability and the determination as to whether an exposure can be reasonably estimated. We maintain an ongoing monitoring and identification process to assess how the activities are progressing against the accrued estimated costs. As additional information becomes available, we reassess our potential liability related to these matters. Adjustments to the liabilities are recorded in the statement of operations in the period when additional information becomes available. Such revisions of the potential liabilities could have a material adverse effect on our business, financial condition or results of operations.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash investments, accounts receivable and derivative financial instruments used to reduce our market risk for changes in interest rates on our variable rate borrowings. We place our cash investments with high quality financial institutions and limit the amount of credit exposure to any one institution. Derivative financial instruments used to reduce our market risk for changes in interest rates on our variable rate borrowings are entered into with high quality financial institutions, with their credit worthiness reviewed on a quarterly basis. Although we are directly affected by developments in the vehicle parts industry, management does not believe significant credit risk exists.

With respect to accounts receivable, such receivables are primarily from warehouse distributors and major retailers in the automotive aftermarket industry located in the U.S. We perform ongoing credit evaluations of our customers' financial conditions and we obtain credit insurance on accounts receivable from certain customers primarily based in Europe.

In 2025, three customers each accounted for more than 10% of our consolidated net sales at 25.2%, 18.6% and 10.5%, respectively. Net sales from each of the customers were reported in our Vehicle Control and Temperature Control operating segments. The loss of one or more of these customers or, a significant reduction in purchases of our products from any one of them, could have a materially adverse impact on our business, financial condition and results of operations. In addition, any consolidation among our key customers may further increase our customer concentration risk.

Recently Adopted Accounting Pronouncements

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 270): Improvements to Income Tax Disclosures.* This accounting standards update improves transparency and decision making usefulness of income tax disclosures primarily with the expansion of the:

a. annual income effective tax rate reconciliation to include disclosure of (i) eight specific categories of rate reconciling items; (ii) additional information for reconciling items that meet or exceed a quantitative threshold; and (iii) expand the required disclosures to include reconciling percentages as well as reported amounts; and

b. annual disclosures of income taxes paid to include the disaggregation by federal, state and foreign jurisdictions.

The ASU is effective for annual reporting periods beginning after December 15, 2024, and as such we have expanded our disclosures in Note 19, "Income Taxes" of the notes to our consolidated financial statements with full retrospective application to all prior periods presented.

Segment Reporting

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* This accounting standards update improves segment disclosure requirements, primarily through expanding the disclosures to include significant segment expenses incurred by the business. To achieve these disclosures the following items are required by ASU 2023-07: (i) significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss; (ii) the amount and description of the composition of other segment items to reconcile to segment profit and loss; and (iii) the CODM's title and position and how the CODM uses the reported segment measures to allocate resources. Additionally, ASU 2023-07 requires interim disclosures of all reportable segment profit or loss and assets previously required annually by Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023 and as such we have expanded our disclosures in Note 21, "Industry Segment and Geographic Data," of the notes to our consolidated financial statements and recast comparative periods.

Standards that are not yet adopted as of December 31, 2025

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40).* This accounting standards update seeks to provide investors and users of the financial statements with clearer information regarding companies' cost structures by disaggregating expense line items in the income statement. ASU 2024-03 requires tabular disclosure in the notes to the financial statements, at each interim and annual reporting period, of certain types of expenses (including purchases of inventory, employee compensation, depreciation and intangible asset amortization) that are already included in commonly presented expense captions on the income statement within continuing operations, and qualitative description of remaining amounts not separately disaggregated quantitatively. Furthermore, the guidance requires disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, which for us is January 1, 2027 and January 1, 2028, respectively. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted.

This new standard, once adopted, will require us to disclose expenses in a more detailed and granular way than we do in these consolidated financial statements. We are currently evaluating the full impact of adopting ASU 2024-03 on our consolidated financial statements, disclosures, processes and controls. We will adopt the guidance when it becomes effective.

Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity

In May 2025, the FASB issued ASU 2025-03, *Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (subtopic 805-10-55).* This accounting standards update seeks to improve the requirements for identifying the accounting acquirer in transactions effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity ("VIE"), enhance the comparability of financial statements and result in more closely aligned accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. Under the current guidance, if the legal acquiree is a VIE, the primary beneficiary of the VIE is always the accounting acquirer. The revised guidance requires an entity to assess the factors in Topic 805, Business Combinations, to determine the accounting acquirer in an acquisition transaction primarily effected by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business.

The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods and applies prospectively to any acquisition transaction that occurs after the initial application date. The ASU is not expected to have a material impact on the Company's consolidated financial statements.

Targeted Improvements to the Accounting for Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.* This accounting standards update removes references to software development project stages and clarifies that an entity is required to start capitalizing software costs when both of the following occur: (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. The update provides the following two factors to consider in determining if the second criterion has been met:

- The software being developed has technological innovations or novel, unique, or unproven functions or features, and the uncertainty related to those technological innovations, functions, or features, has not been resolved through coding and testing.
- The significant performance requirements (for example, functions or features) have not been identified or continue to be substantially revised.

The update specifies that the disclosures in *Subtopic 360-10, Property, Plant, and Equipment—Overall*, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements. Additionally, the amendments clarify that the intangible asset disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs.

The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods and can be applied prospectively, retrospectively or using a modified transition approach. Early adoption is permitted as of the beginning of an annual reporting period. We will adopt the guidance when it becomes effective. We are currently evaluating the effects of adopting this standard and do not anticipate the impact to be material.

Hedge Accounting Improvements

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*, which introduces five targeted improvements to better align hedge accounting with the economics of entities' risk management activities. The update will be effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. We do not expect this update to have a material effect on our consolidated financial statements and related disclosures.

We have reviewed all other recently issued accounting pronouncements and concluded they were either not applicable or not expected to have a material impact on the Company's consolidated financial statements.

United States Tax Law

In July 2025, the President signed into law budget reconciliation bill H.R.1, commonly referred to as the One Big Beautiful Bill Act ("OBBBA") introducing tax reform measures that included changes to tax deductions for businesses, international tax rules, and foreign tax credit limitations that become effective in 2025 and 2026. As of enactment, these changes did not materially affect our deferred tax assets and liabilities or related valuation allowances. The impact on our income tax expense, effective income tax rate and cash tax payments for the year ended December 31, 2025 was not material. We will continue to evaluate the full impact of the legislation as additional guidance becomes available.

2. Business Combinations

Acquisition of Nissens Automotive

On November 1, 2024, we acquired all the issued and outstanding shares of European automotive aftermarket parts supplier, AX V Nissens III ApS (now known as SMP Nissens III ApS) and its direct and indirect subsidiaries ("Nissens Automotive") for €366.8 million (approximately $397.1 million), the purchase price consideration, from Nordic private equity firm, Axcel V K/S, and the Nissen family. The acquired Nissens Automotive business was paid for with cash funded by borrowing from our revolving credit facility and term loans, under the 2024 Credit Agreement. The acquisition of Nissens Automotive, a leading European supplier of thermal management and engine efficiency products for the automotive aftermarket, aligns with our strategy to become an aftermarket leader in North America and Europe across our key product categories. Through this acquisition, we will take advantage of collaboration for growth through cross-selling opportunities as well as bi-directional synergies with significant savings potential. The acquired Nissens Automotive business is a reportable operating segment.

We determined the fair value of acquired intangible assets using the multi-period excess earnings method and the relief-from-royalty method under the income approach for customer relationships and trade names, respectively. These methods generally forecast expected future net cash flows discretely associated with each of the identified intangible assets and adjust the forecasts to present value by applying a discount rate intended to reflect risk factors associated with the cash flows and the time value of money.

In addition to the consideration transferred to complete the transaction, we incurred closing and other acquisition related costs of $0.5 million and $8 million recorded as selling, general and administrative costs within the statement of operations during the years ended December 31, 2025 and 2024, respectively.

The following table summarizes the allocation of the acquisition purchase consideration to the identifiable assets acquired and liabilities assumed based on their fair values (in thousands):

Total purchase consideration[a]		$	397,111
Cash and cash equivalents	24,620		
Accounts receivable	48,460		
Inventories	88,337		
Unreturned customer inventories	1,820		
Prepaid expenses and other current assets	1,033		
Property, plant and equipment	29,048		
Operating lease right-of-use assets	8,625		
Customer relationships intangibles[c]	150,400		
Other intangibles[c]	78,871		
Other assets	407		
Total assets acquired	431,621		
Current portion of term loan and other debt	1,749		
Accounts payable	34,568		
Sundry payables and accrued expenses	19,836		
Accrued customer returns	3,360		
Accrued rebates	24,732		
Payroll and commissions	3,294		
Long-term debt	14,423		
Noncurrent operating lease liabilities	5,501		
Other accrued liabilities	1,371		
Deferred tax liabilities	37,870		
Total liabilities assumed	146,704		
Net assets acquired			284,917
Goodwill[b]		$	112,194

(a) Total purchase consideration consists of cash only.

(b) Goodwill is deductible for tax purposes

(c) Intangible assets comprise of capitalized computer software of $2.2 million and the following (in thousands):

		Gross Carrying Amount	Weighted-Average Useful Life (in Years)
Customer relationships	$	150,400	16
Trade names - Nissens and AVA		75,600	Indefinite
Trade names - Highway		1,100	15
	$	227,100	

Unaudited Supplemental Pro Forma Financial Information

The following unaudited supplemental pro forma information presents the combined results of operations for the years ended December 31, 2024 and 2023, respectively, as if the Nissens Automotive acquisition was completed on January 1, 2023. The pro forma financial information presented below is for illustrative purposes and is not indicative of the operating results that would have been realized if the acquisition had been completed on January 1, 2023, nor is it indicative of future operating results (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net sales	$ 1,704,858	$ 1,615,110
Net earnings attributable to SMP	39,907	18,870

The unaudited supplemental pro forma financial information includes adjustments for (i) amortization and depreciation totaling $3.4 million and $4.1 million for the years ended December 31, 2024 and 2023, respectively, that would have been recognized for the acquired intangible assets and the fair value adjustment of property, plant and equipment; (ii) amortization expense for deferred financing costs of $14.5 million and $18.2 million for the years ended December 31, 2024 and 2023, respectively and (iii) the estimated income tax benefit on the unaudited pro forma financial adjustments.

The unaudited supplemental pro forma financial information assumes that the following were incurred during the year ended December 31, 2023: (i) $9.4 million for amortization of the inventory fair-value adjustment, (ii) $1.6 million for acquisition related transaction costs, (iii) $1.8 million for employee retention bonus expense and (iv) the related estimated income tax benefits. The pro forma financial information does not reflect any expected revenue or cost synergies.

3. Restructuring Expenses

Separation Program

In 2024 we offered a voluntary retirement incentive package of severance and other benefit enhancements to eligible employees in the United States and Canada as part of our commitment to optimizing our cost structure and providing professional development opportunities to our employees. Later in 2024 we expanded the program to include involuntary separations. The voluntary offer period ended on June 14, 2024. Costs primarily comprise of compensation expense and enhanced medical benefits, and are charged to restructuring and integration expenses in our statement of operations as a one-time termination benefit. Voluntary retirement incentive costs were recognized when the employee accepted the offer or are being recognized over their remaining period of service based on the agreed retirement date. Involuntary separation costs were recognized when the respective criteria were met and expenses were recorded either during the third quarter of 2024 or over the remaining service period for the affected employees. We anticipate that the program will be substantially complete by the end of 2027. Additional restructuring costs related to the initiative are expected to be immaterial. The total restructuring expenses recorded to date are $7.7 million.

Activity related to the separation program workforce reduction consists of the following (in thousands):

Exit activity liability at December 31, 2023	$ —
Restructuring expenses:	
Amounts provided for during 2024 [a]	7,116
Cash payments	(2,485)
Stock-based compensation	150
Foreign currency translation	(5)
Exit activity liability at December 31, 2024	$ 4,776
Restructuring expenses:	
Amounts provided for during 2025 [b]	586
Cash payments	(4,796)
Foreign currency translation	7
Exit activity liability at December 31, 2025	$ 573

(a) Consists of $3.8 million in our Vehicle Control segment, $0.8 million in our Temperature Control segment, $0.8 million in our Engineered Solutions segment, and $1.7 million of unallocated corporate expenses.

(b) Consists of $0.4 million in our Vehicle Control segment and $0.2 million in our Temperature Control segment.

Cost Reduction Initiative

In 2022, to further our ongoing efforts to improve operating efficiencies and reduce costs, we announced plans for a reduction in our sales force, and initiated plans to relocate certain product lines from our Independence, Kansas manufacturing facility and from our St. Thomas, Canada manufacturing facility to our manufacturing facilities in Reynosa, Mexico. In 2025, we extended the program for plans to relocate additional product lines from certain plants in the United States and Canada to our existing manufacturing facilities in Mexico. We anticipate that the initiative will be substantially completed by the end of 2026. Additional restructuring costs related to the initiative are expected to be immaterial. The total restructuring expenses recorded to date are $6.6 million.

Activity related to the cost reduction initiative consists of the following (in thousands):

	Workforce Reduction	Other Exit Costs	Total
Exit activity liability at December 31, 2023	$ 1,729	$ —	$ 1,729
Restructuring expenses:			
Amounts provided for during 2024[(a)]	163	389	552
Cash payments	(1,632)	(389)	(2,021)
Foreign currency translation	(28)	—	(28)
Exit activity liability at December 31, 2024	$ 232	$ —	$ 232
Restructuring expenses:			
Amounts provided for during 2025[(b)]	396	1,598	1,994
Cash payments	(422)	(1,598)	(2,020)
Exit activity liability at December 31, 2025	$ 206	$ —	$ 206

(a) Consists of $0.4 million in our Vehicle Control segment, $0.1 million in our Temperature Control segment and an immaterial amount in our Engineered Solutions segment

(b) Consists of $1.9 million in our Vehicle Control segment and $0.1 million in our Engineered Solutions segment.

Restructuring and integration activities are included within "sundry payables and accrued expenses" and "other current liabilities" in the consolidated balance sheet.

4. Sale of Receivables

We are party to several supply chain financing arrangements, in which we may sell certain of our customers' trade accounts receivable to such customers' financial institutions. We sell our undivided interests in certain of these receivables at our discretion when we determine that the cost of these arrangements is less than the cost of servicing our receivables with existing debt. Under the terms of the agreements, we retain no rights or interest, have no obligations with respect to the sold receivables, and do not service the receivables after the sale. As such, these transactions are accounted for as a sale.

Pursuant to these agreements, we sold $978.6 million and $884.7 million of receivables for the years ended December 31, 2025 and 2024, respectively. Receivables presented at financial institutions and not yet collected as of December 31, 2025 and December 31, 2024 were approximately $1.3 million and $5.8 million, respectively, and remained in our accounts receivable balance for those periods. All receivables sold were reflected as a reduction of accounts receivable in the consolidated balance sheet at the time of sale. A charge in the amount of $45.3 million, $48.5 million and $46 million related to the sale of receivables is included in selling, general and administrative expenses in our consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, respectively.

To the extent that these arrangements are terminated, our financial condition, results of operations, cash flows and liquidity could be adversely affected by extended payment terms, delays or failures in collecting trade accounts receivables. The utility of the supply chain financing arrangements also depends upon a benchmark reference rate for the purpose of determining the discount rate applicable to each arrangement. If the benchmark reference rate increases significantly, we may be negatively impacted as we may not be able to pass these added costs on to our customers, which could have a material and adverse effect upon our financial condition, results of operations and cash flows.

5. Inventories

(in thousands)	December 31, 2025	December 31, 2024
Finished goods	$ 458,420	$ 394,852
Work-in-process	23,190	22,053
Raw materials	230,541	208,008
Subtotal	712,151	624,913
Unreturned customer inventories	15,771	16,163
Total inventories	$ 727,922	$ 641,076

6. Property, Plant and Equipment

(In thousands)	Estimated Useful Life (in years)	December 31, 2025	December 31, 2024
Land		$ 8,433	$ 7,724
Buildings and improvements	10 to 33.5	67,702	60,632
Machinery and equipment	5 to 12	216,375	186,902
Tools, dies and auxiliary equipment	3 to 8	88,018	78,934
Furniture and fixtures	3 to 12	39,449	37,400
Leasehold improvements[a]		24,485	18,991
Construction-in-progress		44,383	51,416
Total property, plant and equipment		488,845	441,999
Less accumulated depreciation		300,283	273,264
Total property, plant and equipment, net		$ 188,562	$ 168,735

(a) Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease. Costs related to maintenance and repairs which do not prolong the assets useful lives are expensed as incurred.

Property, plant and equipment are recorded at historical cost and are depreciated using the straight-line method of depreciation over the estimated useful lives. Depreciation expense was $24.3 million in 2025, $20.6 million in 2024 and $19.7 million in 2023.

7. Leases

We have operating and finance leases for our manufacturing facilities, warehouses, office space, automobiles, and certain equipment. Our leases have remaining lease terms of up to nine years, some of which may include one or more five-year renewal options. We have not included any of the renewal options in our operating lease payments, as we concluded that it is not reasonably certain that we will exercise any of these renewal options. Leases with an initial term of twelve months or less are not recorded on the balance sheet. Operating lease expense is recognized on a straight-line basis over the lease term. Finance leases are not material.

The following tables provide quantitative disclosures related to our operating leases and includes all operating leases acquired from the date of the acquisition (in thousands, except where otherwise indicated):

	Year Ended December 31,	
Balance Sheet Information	2025	2024
Assets		
Operating lease right-of-use assets	$ 105,178	$ 109,899
Liabilities		
Sundry payables and accrued expenses	$ 21,990	$ 19,992
Noncurrent operating lease liabilities	93,381	98,214
Total operating lease liabilities	$ 115,371	$ 118,206
Weighted Average Remaining Lease Term	6.9 years	7.7 years
Weighted Average Discount Rate	5.1%	5.0%

	Year Ended December 31,	
	2025	2024
Lease Expense		
Operating lease expense	$ 24,701	$ 19,993
Variable and other lease expense[(a)]	7,240	3,907
Total lease costs	$ 31,941	$ 23,900

(a) Relates to non-lease components such as maintenance, property taxes, etc., and operating lease expense for leases with an initial term of 12 months or less which are not material.

	Year Ended December 31,	
	2025	2024
Supplemental Cash Flow Information		
Cash paid for the amounts included in the measurement of lease liabilities	$ 22,719	$ 18,365
Right-of-use assets obtained in exchange for new lease obligations[(a)]	$ 11,141	$ 17,873

(a) The year ended December 31, 2025 primarily includes $5.7 million of right-of-use assets related to the lease modification and extension for our manufacturing facility in Reynosa, Mexico and $2.8 million of right-of-use assets related to our new warehouse in Niopolomice, Poland. The year ended December 31, 2024 primarily includes $4.7 million of right-of-use assets related to the lease modification and extension for our manufacturing facility in Bialystok, Poland and $10.8 million of right-of-use assets related to the new lease agreement for our manufacturing facility in Reynosa, Mexico.

Minimum Lease Payments

At December 31, 2025, we are obligated to make the following minimum operating lease payments through 2034 (in thousands):

2026	$ 22,830
2027	20,316
2028	16,937
2029	15,887
2030	16,539
Thereafter	45,885
Total lease payments	138,394
Less: Interest	(23,023)
Present value of lease liabilities	$ 115,371

8. Goodwill and Other Intangible Assets

We completed our annual impairment test of goodwill and indefinite-lived intangible assets as of December 31, 2025. As allowed under the guidance, we elected to perform quantitative impairment tests of goodwill related to our Nissens Automotive and Engineered Solutions operating segments and our Nissens tradename of December 31, 2025. We performed qualitative impairment assessments for goodwill related to all our other operating segments and other intangible assets and concluded that it was not more likely than not that the fair value of any of our reporting units was less than carrying value, therefore no quantitative impairment tests were required. Based on the results of the tests, there was no goodwill impairment as of December 31, 2025.

While we concluded that we did not have a goodwill impairment charge as of December 31, 2025, and we do not believe that future impairments are probable, we will need to maintain the current ongoing performance levels at each of our reporting units in future periods to sustain their goodwill and indefinite-lived intangible assets carrying values.

Goodwill

Changes in the carrying values of goodwill by reporting unit during the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Vehicle Control [(a)]	Temperature Control	Engineered Solutions	Nissens Automotive	Total
Goodwill as of December 31, 2023	$ 90,806	$ 12,730	$ 31,193	$ —	$ 134,729
Acquisition of Nissens Automotive	—	—	—	112,194	112,194
Foreign currency translation	(384)	(62)	(144)	(4,915)	(5,505)
Goodwill as of December 31, 2024	90,422	12,668	31,049	107,279	241,418
Foreign currency translation	630	109	234	13,768	14,741
Goodwill as of December 31, 2025	$ 91,052	$ 12,777	$ 31,283	$ 121,047	$ 256,159

(a) Goodwill balance is net of accumulated impairment losses of $38.5 million for December 31, 2025, 2024 and 2023.

Acquired Intangible Assets

Acquired identifiable intangible assets consist of (in thousands):

	December 31,					
	2025			2024		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Customer relationships	$ 323,312	$ (111,256)	$ 212,056	$ 303,547	$ (93,117)	$ 210,430
Trademarks and trade names[(a)]	91,666	(5,284)	86,382	82,220	(4,995)	77,225
Patents and developed technology	14,123	(4,816)	9,307	14,123	(3,924)	10,199
Other	4,280	(4,280)	—	4,268	(4,268)	—
Total	$ 433,381	$ (125,636)	$ 307,745	$ 404,158	$ (106,304)	$ 297,854

(a) Trademarks and trade names include $84.2 million of indefinite lived intangible assets which are not amortized.

Total amortization expense for acquired intangible assets was $18.4 million, $10.0 million and $8.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Based on the current estimated useful lives assigned to our intangible assets, amortization expense is estimated to be $18.8 million in 2026, $18.8 million in 2027, $18.8 million in 2028, $17.5 million in 2029 and $149.7 million million in the aggregate for the years 2030 through 2041.

For information related to identified intangible assets acquired in the Nissens acquisition, see Note 2, "Business Acquisitions and Investments," of the notes to our consolidated financial statements.

Other Intangible Assets

Other intangible assets include computer software of $23.2 million and $21.4 million, at December 31, 2025 and 2024, respectively, less accumulated amortization of $19.8 million and $18.3 million as of December 31, 2025 and 2024, respectively. Computer software is amortized over its estimated useful life of 3 to 10 years. Amortization expense for computer software was $1.2 million, $0.8 million and $0.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

9. Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates accounted for under the equity method were $26.3 million and $24.8 million at December 31, 2025 and 2024, respectively which includes $22.3 million and $20.0 million at December 31, 2025 and 2024, respectively, related to our 50% owned joint venture interest in Foshan FGD SMP Automotive Compressor Co. Ltd. with our joint venture partner Foshan Guangdong Automotive Air Conditioning Co. Ltd.. During the years ended December 31, 2025 and 2024, we made purchases from the joint venture of approximately $89.2 million and $60.0 million, respectively.

10. Other Assets

	December 31,			
(in thousands)		2025		2024
Deferred compensation	$	27,511	$	26,333
Noncurrent portion of interest rate swap		2,086		3,991
Deferred financing costs, net		1,233		1,702
Other		1,210		1,113
Total other assets, net	$	32,040	$	33,139

Deferred compensation consists of assets used to manage market risk arising from our nonqualified defined contribution plan liability.

11. Credit Facilities and Long-Term Debt

Total debt outstanding is summarized as follows (in thousands):

	December 31,			
		2025		2024
2024 Credit Agreement[(a)]				
Multi-currency revolver	$	298,426		244,171
U.S. dollar term loan[(b)]		188,771		198,287
Euro term loan[(b)]		110,855		102,908
Other		20,663		16,948
Total debt	$	618,715	$	562,314
Current maturities of debt		51,988	$	27,117
Long-term debt		566,727		535,197
Total debt	$	618,715	$	562,314

(a) Weighted average interest rate, adjusted for the impact of interest rate swap agreements, was 4.8% and 5.6% at December 31, 2025 and 2024, respectively. Interest rates primarily consist of Term SOFR for borrowings in U.S. dollars and the Euro Interbank Offered Rate ("EURIBOR") for borrowings in euros. The average daily alternative base rate swingline loan balance was $1.5 million and $0.7 million during the years ended December 31, 2025 and 2024, respectively.

(b) Amounts are shown net of unamortized deferred financing costs of $1.9 million and $2.7 million at December 31, 2025 and 2024, respectively.

Term Loans and Revolving Credit Facilities

In May 2024 and July 2024, the Company amended it's then-existing Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders ("2022 Credit Agreement"), to transition from the Canadian Dollar Offered Rate to the Canadian Overnight Repo Rate Average for benchmark borrowings denominated in Canadian dollars and to provide for a new $125 million term loan and the use of funds available under the revolving credit facility to finance the acquisition of Nissens Automotive and related transaction costs. For additional information on our agreement to acquire Nissens Automotive see Note 2, "Business Combinations."

In September 2024, the Company refinanced its existing 2022 Credit Agreement with a new five-year Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders ("2024 Credit Agreement"). The 2024 Credit Agreement matures on September 16, 2029 and provides for an approximately $750 million credit facility, comprised of (i) a $430 million multi-currency revolving credit facility ("global tranche"); (ii) a $10 million multi-currency revolving credit facility, available to one or more wholly-owned Danish subsidiaries of the Company ("Danish tranche"); (iii) a $200 million term loan facility in U.S. dollars; and (iv) a 100 million euros term loan facility. The revolving credit facility has a $25 million sublimit for the issuance of letters of credit, and a $30 million sublimit for the borrowing of swingline loans.

Borrowings under the 2024 Credit Agreement were used to repay all outstanding borrowings under the 2022 Credit Agreement and to finance the Company's acquisition of Nissens Automotive and related transaction costs, and will be used for general corporate purposes of the Company and its subsidiaries. The term loans amortize in quarterly installments of 1.25% in each of the first two years following the funding, 1.875% for the next year, and 2.50% in each quarter thereafter. The Company may request up to two one-year extensions of the maturity date.

The Company may, subject to customary conditions, increase the global tranche or obtain incremental term loans in an aggregate amount not to exceed (x) the greater of (i) $168 million and (ii) 100% of consolidated EBITDA for the four fiscal quarters ended most recently before such date, plus (y) any voluntary prepayment of term loans, plus (z) any amount that, after giving effect to the increase, the pro forma First Lien Net Leverage Ratio (as defined in the 2024 Credit Agreement) does not exceed 2.75 to 1.00. The Company may also, subject to customary conditions, request to increase the Danish tranche by up to $5 million.

Borrowings bear interest at the applicable interest rate index selected by the Company based on the particular currency borrowed plus a credit spread adjustment depending on the index, and a margin ranging from 1.25% to 2.25% per annum based on the total net leverage ratio of the Company and its restricted subsidiaries. The Company may select interest periods of one, three or six months depending on the index. Interest is payable at the end of the selected interest period, but no less frequently than quarterly.

The Company may prepay the borrowings, in whole or in part, at any time without premium or penalty, subject to certain conditions.

The Company's obligations under the 2024 Credit Agreement are guaranteed by its material domestic subsidiaries (each, a "Guarantor"), and secured by a first priority perfected security interest in substantially all of the existing and future personal property of the Company and each Guarantor, subject to certain exceptions. The collateral security described above also secures certain banking services obligations and interest rate swaps and currency or other hedging obligations of the Company owing to any of the then existing lenders or any affiliates thereof.

Outstanding borrowings, net of unamortized deferred financing costs, and letters of credit under the 2024 Credit Agreement consist of the following (in millions):

	December 31, 2025	December 31, 2024
Current maturities of debt	$ 45.3	$ 25.2
Long-term debt	552.8	520.1
Total outstanding borrowings	$ 598.1	$ 545.4
Letters of credit	$ 4.6	$ 2.5

The 2024 Credit Agreement contains customary covenants limiting, among other things, the incurrence of additional indebtedness, the creation of liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other payments in respect of equity interests, acquisitions, investments, loans and guarantees, subject, in each case, to customary exceptions, thresholds and baskets. The 2024 Credit Agreement also contains customary events of default.

Polish Overdraft Facility

In 2023, our Polish subsidiary, SMP Poland sp. z.o.o., amended its overdraft facility with HSBC Continental Europe (Spolka Akcyjna) Oddzial w Polsce to provide for borrowings of up to Polish zloty 30 million (approximately $8.3 million) if borrowings are solely in Polish zloty, or up to 85% of the Polish zloty 30 million limit (approximately $7.1 million) if borrowings are in euros and/or U.S. dollars. The overdraft facility automatically renews every three months until June 2027, subject to cancellation by either party, at its sole discretion, at least 30 days prior to the commencement of the three-month renewal period. Borrowings under the amended overdraft facility bear interest at a rate equal to (i) the one month Warsaw Interbank Offered Rate ("WIBOR") + 1.0% for borrowings in Polish zloty, (ii) the one month EURIBOR + 1.0% for borrowings in Euros, and (iii) the Mid-Point of the Fed Target Range + 1.25% for borrowings in U.S dollars. Borrowings under the overdraft facility are guaranteed by Standard Motor Products, Inc., the ultimate parent company. There were $3.6 million borrowings outstanding under the overdraft facility at December 31, 2025 and none at December 31, 2024.

Maturities of Debt

As of December 31, 2025, maturities of debt through 2037, assuming no prepayments, are as follows (in thousands):

	Multi-Currency Revolver	U.S. Dollar Term Loan	Euro Term Loan	Other Debt	Total
2026	—	9,606	5,651	6,731	21,988
2027	—	14,655	8,614	1,279	24,548
2028	—	19,703	11,576	1,207	32,486
2029	298,426	144,807	85,014	1,242	529,489
2030	—	—	—	1,279	1,279
Thereafter	—	—	—	8,925	8,925
Total	298,426	188,771	110,855	20,663	618,715
Less: current maturities	(30,000)	(9,606)	(5,651)	(6,731)	(51,988)
Long-term debt	268,426	179,165	105,204	13,932	566,727

Deferred Financing Costs

Deferred financing costs related to our term loan and revolving credit facilities were $3.6 million and $4.8 million as of December 31, 2025 and 2024, respectively. In connection with the July 2024 amendment to our 2022 Credit Agreement and the 2024 Credit Agreement, we deferred financing costs of $5.1 million that will be amortized over the term of the borrowings, and expensed $1.4 million of pre-existing unamortized financing costs to interest expense in our consolidated statement of operations. Deferred financing costs as of December 31, 2025, assuming no prepayments, are being amortized in the amounts of $1.1 million in 2026, $1.0 million in 2027, $0.9 million in 2028, and $0.6 million in 2029.

Letters of Credit

As of December 31, 2025 and 2024, we had outstanding letters of credit aggregating approximately $4.6 million and $2.5 million, respectively. These letters of credit are primarily provided as security for reimbursements to insurance companies and for import bonds placed with U.S. Customs.

12. Accumulated Other Comprehensive Income Attributable to SMP

Accumulated other comprehensive income attributable to SMP consists of the following (in thousands):

	Foreign Currency Translation	Cash Flow Hedges (a)	Postretirement Benefit Plans	Total
Balance at December 31, 2023	$ (8,897)	$ 2,899	$ 24	$ (5,974)
Other comprehensive income before reclassifications	(23,385) (b)	2,893	—	(20,492)
Amounts reclassified from accumulated other comprehensive income	—	(2,524)	(18)	(2,542)
Net other comprehensive income (loss)	(23,385)	369	(18)	(23,034)
Tax amounts	2,513	656	7	3,176
Balance at December 31, 2024	$ (29,769)	$ 3,924	$ 13	$ (25,832)
Other comprehensive income before reclassifications	38,997 (c)	(4,210)	—	34,787
Amounts reclassified from accumulated other comprehensive income	—	1,506	(16)	1,490
Net other comprehensive income (loss)	38,997	(2,704)	(16)	36,277
Tax amounts	6,703	703	6	7,412
Balance at December 31, 2025	$ 15,931	$ 1,923	$ 3	$ 17,857

(a) Includes unrecognized losses relating to the change in fair value of cash flow interest rate hedges of $2.7 million and $1.4 million and cash settlement receipts of $1.5 million ($1.1 million net of tax) and $2.5 million ($1.9 million, net of tax) in the years ended December 31, 2025 and 2024, respectively.

(b) Primarily reflects the depreciation of the Danish kroner and Mexican peso.

(c) Primarily reflects the appreciation of the Danish kroner.

13. Stockholders' Equity

In 2022, our Board of Directors authorized the purchase of up to $30 million of our common stock under a stock repurchase program. Stock will be purchased under the program from time to time, in the open market or through private transactions, as market conditions warrant. To date, there have been 321,229 shares purchased for a total cost of $10.4 million, all of which occurred in 2024. There were no purchases of our common stock in 2025.

14. Stock-Based Compensation Plans

Our stock-based compensation program is designed to attract and retain employees while also aligning employees' interests with the interests of our shareholders. In addition, members of our Board of Directors participate in our stock-based compensation program in connection with their service on our board.

In May 2025 our Shareholders approved the Standard Motor Products, Inc. 2025 Omnibus Incentive Plan (the "Plan") which supersedes the 2016 Omnibus Incentive Plan, as amended (the "2016 Plan"). The Plan will terminate in May 2035, unless terminated sooner as provided for within the Plan. The Plan permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash-based awards, and other stock-based awards. The maximum number of shares that may be issued under the Plan is 1,050,000, subject to adjustment as provided under the Plan. At December 31, 2025, there were 773,511 shares of common stock available for future grants.

Awards previously granted under the 2006 and 2016 Omnibus Incentive Plans remain outstanding, while shares not yet granted under these plans are not available for future issuance.

We account for our stock-based compensation plans using grant-date fair value, net of estimated forfeitures, to measure the cost of employee services received in exchange for an award of equity instruments. The grant-date fair value of the award is recognized as an expense on a straight-line basis over the requisite service periods in our consolidated statements of operations. The service period is the period of time that the grantee must provide services before the award vests.

The service period is generally three years for standard restricted shares and performance-based restricted shares. Standard restricted shares granted in 2025 generally vest in equal amounts annually over three years. Standard restricted shares granted prior to 2025 and performance-based restricted shares generally cliff vest after three years. The service period for long-term retention restricted shares varies based on the age of the executive as the awards vest ratably at 25% when an executive reaches the ages of 60 and 63, with the remainder vesting when an executive reaches the age of 65. Awards to employees eligible for retirement prior to the award becoming fully vested are amortized to expense over the period up to the date the employee becomes eligible to retire and is no longer required to provide service to earn the award. Restricted shares granted to directors cliff vest after one year.

The number of performance-based shares issued to eligible employees upon vesting at the end of a three-year measuring period is based upon the achievement of performance targets. Each period we evaluate the probability of achieving the applicable targets, and adjust our expense accordingly.

Before a restricted share becomes fully vested or a performance share is issued, the awardees cannot transfer, pledge, hypothecate or encumber such shares. Prior to the time a restricted share is fully vested, the awardees have all other rights of a stockholder, including the right to vote, but do not receive dividends. Prior to the time a performance share is issued, the awardees have no rights as a stockholder. All shares and rights are subject to forfeiture if certain employment conditions are not met.

The fair value of awards is measured at the stock market price on the date of grant, reduced by the present value of dividends expected to be paid on the shares during the requisite service period discounted at a risk-free interest rate based on U.S. Treasury rates. A further discount for the lack of marketability reduces the fair value of grants issued to certain key executives and directors subject to a one or two year post vesting holding period.

The following table shows stock-based compensation expense, which is primarily recorded in selling, general and administrative expenses in the consolidated statements of operations (in millions):

	Year Ended December 31,		
	2025	2024	2023
Stock-based compensation expense	$ 7.5	$ 5.8	$ 6.2
Income tax benefits related to stock-based compensation	2.1	1.5	1.4
Stock-based compensation expense, net of tax	$ 5.4	$ 4.3	$ 4.8

As of December 31, 2025, there was $16.1 million of unrecognized stock-based compensation expense, net of estimated forfeitures that is expected to be recognized over a weighted-average period of 3.4 years for employees and 0.3 years for directors.

Our restricted and performance-based share activity was as follows for the years ended December 31, 2025 and 2024:

	Shares	Weighted Average Grant Date Fair Value per Share	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2024	929,024	$ 26.82	
Granted	277,018	32.44	
Vested	(200,480)	27.75	
Performance Shares Target Adjustment	(27,087)	28.19	
Forfeited	(13,303)	26.90	
Balance at December 31, 2025	965,172	$ 28.28	$ 35,567

The weighted-average grant date fair value of restricted shares granted during the years ended December 31, 2025, 2024 and 2023 was $9.0 million, $6.7 million, and $6.2 million, respectively. The fair value of shares vested during the years ended December 31, 2025, 2024 and 2023 was $7.3 million, $6.1 million and $8.9 million, respectively.

15. Employee Benefits

We maintain various defined contribution plans, which include profit sharing, and provide retirement benefits for substantially all of our employees. Contributions to the plans, which are typically paid in cash to the plans in March of the following year, are as follows (in thousands):

Year ended December 31,	U.S. Defined Contribution
2025	$ 7,338
2024	10,314
2023	10,510

We maintain a defined contribution Supplemental Executive Retirement Plan for key employees. Under the plan, these employees may elect to defer a portion of their compensation and, in addition, we may at our discretion make contributions to the plan on behalf of the employees. In March 2025 and 2024, contributions of $0.3 million and $0.6 million were made related to calendar years 2024 and 2023, respectively. As of December 31, 2025, we have recorded an obligation of $0.5 million for 2025.

We have an Employee Stock Ownership Plan and Trust ("ESOP") for employees who are not covered by a collective bargaining agreement. In connection therewith, we maintain an employee benefits trust to which we contribute shares of treasury stock. We are authorized to instruct the trustees to distribute such shares toward the satisfaction of our future obligations under the plan. The shares held in trust are not considered outstanding for purposes of calculating earnings per share until they are committed to be released. The trustees will vote the shares in accordance with their fiduciary duties. During 2025, we contributed 87,300 shares to the trust from our treasury and released 87,300 shares from the trust leaving 200 shares remaining in the trust as of December 31, 2025. The provision for expense in connection with the ESOP was approximately $2.7 million in 2025, $2.8 million in 2024 and $3.0 million in 2023.

16. Other Non-Operating Income, Net

The components of other non-operating income, net are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Interest and dividend income	$ 1,310	$ 871	$ 517
Equity income from joint ventures	3,556	4,274	2,070
Gain (loss) on foreign exchange	362	1,228	(776)
Other non-operating income, net	127	504	515
Total other non-operating income, net	$ 5,355	$ 6,877	$ 2,326

17. Derivative Instruments

As part of our risk management strategy, we occasionally use derivative instruments, including interest rate swaps, forward foreign exchange contracts and non-derivative instruments such as foreign currency denominated debt, to reduce our market risk for changes in interest rates and to manage foreign exchange rate risk. The objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts and non-derivative instruments used to hedge them, thereby reducing volatility of earnings or protecting the fair value of assets and liabilities.

Derivative instruments may be designated as fair value hedges, cash flow hedges or hedges of the foreign currency exposure of a net investment in a foreign operation ("net investment hedges") or they may not be designated as hedging instruments. Derivative instruments are recognized at fair value on a gross basis in other current and long-term assets, and other current and long-term liabilities in the consolidated balance sheets. The change in fair value of the derivative instruments is recognized in the consolidated statements of operations or consolidated statements of comprehensive income

depending upon the type of hedge as further discussed below. Cash flows from derivative instruments are classified with the activities that correspond to the underlying hedged items in the consolidated statements of cash flows.

Due to the use of derivative instruments, we are exposed to the risk that our counterparties will fail to meet their contractual obligations. To mitigate counterparty credit risk, we have a policy of only entering into derivative contracts with carefully selected major financial institutions based on their credit ratings and other factors, and periodically reassess their creditworthiness. We do not offset derivative assets against liabilities in master netting agreements and there were no receivables or payables recognized on receipt or payment of cash collateral at December 31, 2025 and 2024.

The interest rate swaps effectively convert a portion of our variable rate borrowings under our existing facilities to a fixed rate based upon a determined notional amount. The forward foreign exchange contracts fix expected future cash flows in U.S. dollar terms on certain transactions and foreign currency denominated debt is used to partially offset the effects of changes in foreign currency exchange rates on our investments in certain foreign subsidiaries. We do not enter into derivative instruments for trading or speculative purposes.

The notional amounts of financial instruments used to hedge the above risks are as follows (in millions):

	December 31,	
	2025	2024
Interest rate swaps	$ 213	$ 204
Non-derivative debt instruments	$ 192	$ 203

Cash Flow Hedges

Interest rate swap agreements designated as cash flow hedges of interest payments mature in May 2029 and March 2030. Under the terms of the interest rate swap agreements, we will receive monthly variable interest payments based on one month Term SOFR and one month EURIBOR, respectively, and will pay interest based on a fixed rate of 2.683% per annum and 2.11% per annum, respectively.

The fair value of interest rate swap agreements designated as cash flow hedges of interest rate risk are as follows (in thousands):

	December 31,	
	2025	2024
Derivative assets	$ 2,587	$ 5,409
Derivative liabilities	$ —	$ 101

Gains/losses are deferred and recorded in accumulated other comprehensive income, net of income taxes, in the consolidated balance sheets and reclassified to interest expense in the consolidated statements of operations when the hedged interest payments on the underlying borrowing are recognized in interest expense. We expect to reclassify a net gain of $0.5 million from accumulated other comprehensive income in the next twelve months. We perform quarterly hedge effectiveness assessments and anticipate that the interest rate swaps will be highly effective. If it becomes probable that the hedged interest payment(s) will not occur, we immediately recognize the related deferred hedging gains/losses in earnings. There were no such reclassifications during the year ended December 31, 2025.

Net Investment Hedge

Euro-denominated debt is designated as a hedge of our net investment in Nissens Automotive's foreign operations whose functional currency is Danish kroner. Provided the net investment hedge is highly effective, gains/losses are recorded as a currency translation adjustment in accumulated other comprehensive income in the consolidated balance sheet. The gains/losses will subsequently be reclassified into earnings when the hedged net investment is either sold or substantially liquidated. We recognized a loss of $25.8 million and a gain of $9.7 million as a currency translation adjustment in other comprehensive income in the years ended December 31, 2025 and 2024 respectively. No gains or losses related to the net investment hedge were recognized in earnings in 2025.

Non-Designated Derivatives

In 2024, we realized losses of $2.5 million related to forward foreign exchange contracts that were used to economically hedge forecasted foreign currency transactions primarily related to our acquisition of Nissens Automotive. The losses were recorded in selling, general and administrative expenses in the consolidated statement of operations. There are no forward foreign exchange contracts outstanding at December 31, 2025 and 2024, respectively.

18. Fair Value Measurements

We follow a three-level fair value hierarchy that prioritizes the inputs to measure fair value. This hierarchy requires entities to maximize the use of "observable inputs" and minimize the use of "unobservable inputs." The three levels of inputs used to measure fair value are as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect assumptions that market participants would use in pricing an asset or liability.

The following is a summary of the estimated fair values, carrying amounts, and classification under the fair value hierarchy of our financial instruments recorded at fair value (in thousands):

	Fair Value Hierarchy Level	December 31, 2025		December 31, 2024	
		Fair Value	Carrying Amount	Fair Value	Carrying Amount
Deferred compensation	1	27,511	27,511	26,333	26,333
Short-term investments	2	—	—	6,956	6,956
Cash flow hedge interest rate swaps	2	2,587	2,587	5,409	5,409

The fair value of the underlying assets held by the deferred compensation plan are based on the quoted market prices of the underlying funds which are held by registered investment companies. The fair value of our cash flow interest rate swap agreements are obtained from independent third parties, are based upon market quotes, and represents the net amount required to terminate the interest rate swap, taking into consideration market rates and counterparty credit risk.

The carrying value of our short-term borrowings and long-term debt under our credit facilities of $618.7 million and $562.3 million at December 31, 2025 and 2024, respectively, approximates fair value as the variable interest rates in the facilities reflect current market rates, which are considered level 2 inputs.

19. Income Taxes

Earnings from continuing operations before income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Domestic	$ 105,356	$ 71,742	$ 60,780
Foreign	5,167	2,247	20,936
Total	$ 110,523	$ 73,989	$ 81,716

The provision (benefit) for income taxes attributable to continuing operations consists of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current tax expense (benefit)			
Domestic federal	$ 15,650	$ 17,426	$ 13,832
Domestic state and local	1,951	2,335	1,590
Foreign	22,439	11,254	9,224
Total current tax expense	40,040	31,015	24,646
Deferred tax expense (benefit)			
Domestic federal	(3,919)	(7,848)	(4,926)
Domestic state and local	(1,031)	(1,688)	(843)
Foreign	(4,473)	(2,094)	(509)
Total deferred tax expense	(9,423)	(11,630)	(6,278)
Total income tax expense (benefit)			
Domestic federal	11,731	9,578	8,906
Domestic state and local	920	647	747
Foreign	17,966	9,160	8,715
Total income tax expense	$ 30,617	$ 19,385	$ 18,368

Reconciliations between taxes at the U.S. federal income tax rate and taxes at our effective income tax rate on earnings from continuing operations before income taxes are as follows (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
	Amount	Rate	Amount	Rate	Amount	Rate
U.S. federal statutory tax	$ 23,210	21.0 %	$ 15,538	21.0 %	$ 17,160	21.0 %
Effect of cross-border tax laws						
Global intangible low taxed income (GILTI) [(a)]	—	—	2,986	4.0	3,070	3.7
U.S. taxation of Mexican disregarded entities	1,972	1.8	1,871	2.5	1,881	2.3
Other	(50)	—	(326)	(0.4)	(743)	(0.9)
Tax credits						
Foreign tax credits	(3,452)	(3.1)	(5,297)	(7.1)	(5,356)	(6.6)
Changes in valuation allowances	2,360	2.1	770	1.0	865	1.1
Nontaxable or nondeductible items						
Nondeductible acquisition costs	—	—	795	1.1	—	—
Permanent difference true-up	(256)	(0.2)	(395)	(0.5)	(1,330)	(1.6)
Other	193	0.2	(118)	(0.2)	29	—
Other adjustments	14	—	(122)	(0.2)	(131)	(0.2)
Domestic state and local income taxes, net of federal income tax effect [(b)]	3,057	2.8	1,922	2.6	2,086	2.6
Foreign tax effects						
Canada						
Provincial	1,794	1.6	1,305	1.8	1,028	1.3
Other	(442)	(0.4)	(710)	(1.0)	(607)	(0.7)
Mexico	1,173	1.0	1,465	2.0	1,097	1.3
Other foreign jurisdictions	1,045	0.9	(299)	(0.4)	(681)	(0.8)
Effective tax rate	$ 30,617	27.7 %	$ 19,385	26.2 %	$ 18,368	22.5 %

(a) We intend to elect the GILTI high tax exception when we file our income tax return for the year ended December 31, 2025. This election excludes from GILTI the income of a controlled foreign corporation that incurs a foreign tax at a rate greater than 90% of the U.S. corporate rate. Accordingly, the amount of global intangible low taxed income reflected above is zero.

(b) The states that comprise more than 50% of the tax effect in this category for 2025 include Texas, Tennessee, California, and Illinois. Texas, Tennessee, Kansas, New York, Illinois, and California for 2024, and Texas, California, Kansas, New York, and Illinois for 2023.

The following is a summary of the components of the net deferred tax assets and liabilities recognized in the accompanying consolidated balance sheets (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Inventories	$ 12,624	$ 9,087
Allowance for customer returns	16,298	17,854
Accrued asbestos liabilities	31,579	24,032
Accrued salaries and benefits	13,861	13,564
Tax credit and net operating loss carryforwards	7,689	5,690
Allowance for expected credit losses	4,631	3,586
Other	4,351	10
	91,033	73,823
Valuation allowance	(7,270)	(4,849)
Total deferred tax assets	83,763	68,974
Deferred tax liabilities:		
Intangible assets acquired, net of amortization	44,319	43,755
Depreciation	7,486	6,669
Other	6,574	5,351
Total deferred tax liabilities	58,379	55,775
Net deferred tax assets	$ 25,384	$ 13,199

In assessing the realizability of the deferred tax assets, we consider whether it is more likely than not that some portion or the entire deferred tax asset will be realized. Ultimately, the realization of the deferred tax asset is dependent upon the generation of sufficient taxable income in those periods in which temporary differences become deductible and/or net operating loss carryforwards can be utilized. We consider the level of historical taxable income, scheduled reversal of temporary differences, carryback and carryforward periods, tax planning strategies and projected future taxable income in determining whether a valuation allowance is warranted. We also consider cumulative losses in recent years as well as the impact of one-time events in assessing our pre-tax earnings. Assumptions regarding future taxable income require significant judgment. Our assumptions are consistent with estimates and plans used to manage our business.

The valuation allowance of $7.3 million as of December 31, 2025 is intended to provide for uncertainty regarding the ultimate realization of our U.S. foreign tax credit carryovers of $7.0 million that will expire in varying amounts by 2035, and foreign net operating losses subject to valuation allowance of $0.3 million. Based on these considerations, we believe it is more likely than not that we would realize the benefit of the net deferred tax asset of $25.4 million as of December 31, 2025, which is net of the remaining valuation allowance.

As related to the taxation of our foreign subsidiaries, we aggregate our foreign earnings and profits, and utilize allowable deductions and available foreign tax credits in computing our U.S. tax. Notwithstanding the U.S. taxation of these amounts, we intend to continue to invest most of these earnings indefinitely outside of the U.S., and do not expect to incur any significant additional taxes related to such amounts.

We recognize in our financial statements only those tax positions that meet the more-likely-than-not recognition threshold. We establish tax reserves for uncertain tax positions that do not meet this threshold. During the years ended December 31, 2025, 2024 and 2023, we did not establish a liability for uncertain tax positions.

We are subject to taxation in the U.S. and various state, local and foreign jurisdictions. As of December 31, 2025, the Company is no longer subject to U.S. Federal tax examinations for years before 2022. We remain subject to examination by state and local tax authorities for tax years 2021 through 2024. Foreign jurisdictions have statutes of limitations generally ranging from 2 to 6 years. Years still open to examination by foreign tax authorities in major jurisdictions include

Canada (2021 onward), Poland (2020 onward) and Denmark (2020 onward). We do not presently anticipate that our unrecognized tax benefits will significantly increase or decrease over the next 12 months; however, actual developments in this area could differ from those currently expected.

The following is a summary of our cash taxes paid (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Domestic federal	$ 2,185	$ 2,008	$ 4,978
Domestic state and local	1,834	681	1,068
Foreign			
Canada - federal	2,586	1,918	1,675
Canada - provincial	1,834	1,335	1,135
China	2,126	1,427	862
Denmark	6,665	3,859	—
Mexico	4,761	5,507	4,198
Poland	879	1,559	1,104
Other	1,963	1,547	999
Total	$ 24,833	$ 19,841	$ 16,019

20. Earnings Per Share

We present two calculations of earnings per common share. "Basic" earnings per common share equals net earnings attributable to SMP divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net earnings attributable to SMP divided by the sum of weighted average common shares outstanding during the period plus potentially dilutive common shares. Potentially dilutive common shares that are anti-dilutive are excluded from net earnings per common share.

The following are reconciliations of the net earnings attributable to SMP and the shares used in calculating basic and dilutive net earnings per common share attributable to SMP (in thousands, except share and per share data):

	Year Ended December 31,		
	2025	2024	2023
Net earnings (loss) attributable to SMP			
Continuing operations	79,033	53,628	63,144
Discontinued operations	(37,698)	(26,128)	(28,996)
Net earnings attributable to SMP	$ 41,335	$ 27,500	$ 34,148
Basic net earnings (loss) per common share attributable to SMP			
Continuing operations	$ 3.59	$ 2.46	$ 2.91
Discontinued operations	$ (1.71)	$ (1.20)	$ (1.34)
Diluted net earnings (loss) per common share attributable to SMP			
Continuing operations	$ 3.52	$ 2.41	$ 2.85
Discontinued operations	$ (1.68)	$ (1.17)	$ (1.31)
Weighted average number of common shares, basic	21,986,301	21,801,141	21,716,177
Dilutive effect of restricted stock and performance-based stock	497,290	435,919	445,164
Weighted average number of common shares, diluted	22,483,591	22,237,060	22,161,341

The shares listed below were not included in the computation of diluted net earnings per common share attributable to SMP because to do so would have been anti-dilutive for the periods presented or because they were excluded under the treasury method (in thousands):

	2025	2024	2023
Restricted and performance shares	293	285	280

21. Industry Segment and Geographic Data

Our business is organized into four operating segments, Vehicle Control, Temperature Control, Engineered Solutions and Nissens Automotive, each of which focuses on a specific line of business. Our automotive aftermarket business is comprised of three operating segments, Vehicle Control, Temperature Control and Nissens Automotive, while our Engineered Solutions operating segment offers a broad array of conventional and future-oriented technologies.

The Vehicle Control operating segment includes sales from ignition emissions and fuel delivery, electrical and safety, and wire sets and other product categories to automotive aftermarket customers.

The Temperature Control operating segment includes sales from air conditioning system components and other thermal product categories to automotive aftermarket customers primarily in the United States, and is poised to benefit from the broader adoption of more complex air conditioning systems that will provide passenger comfort regardless of the vehicle's powertrain.

The Nissens Automotive operating segment includes sales of engine cooling, air conditioning system components and engine efficiency products to automotive aftermarket customers primarily in Europe.

The Engineered Solutions operating segment includes sales of custom-engineered solutions to vehicle and equipment manufacturers in highly diversified global end-markets such as commercial and light vehicles, construction, agriculture, power sports and marine.

We identify our operating segments based on how our chief operating decision maker ("CODM"), our President and Chief Executive Officer, allocates resources, assesses performance and makes decisions. The CODM uses operating income (loss) to allocate resources (including employees, property, and financial or capital resources) for each segment during the annual budget and forecasting process. The CODM considers budget-to-actual and year-over-year variances on a monthly basis for the significant measure when making decisions about allocating capital and personnel to the segments. The CODM also uses segment gross profit for evaluating product pricing and operating income (loss) to assess the performance for each segment by comparing the results with one another. In addition to these measures, the CODM tracks expenses at a disaggregated level to understand the drivers of total operating expenses. These include selling, general and administrative expenses, distribution expenses, supply chain financing expenses, restructuring and integration expenses, and any other special expense items. In tracking these expenses separately, the CODM is able to identify opportunities for adjusting how the business uses funds to achieve greater profitability.

The accounting policies of each segment are the same as those described in Note 1, "Summary of Significant Accounting Policies".

The following tables contain financial information for each reportable operating segment (in thousands):

Year Ended December 31, 2025	Vehicle Control	Temperature Control	Nissens Automotive	Engineered Solutions	Intersegment sales	Total
Net sales	$ 785,392	$ 426,367	$ 305,377	$ 274,484	$ (462)	$ 1,791,158
Cost of sales	538,287	281,546	184,947	227,432	(462)	1,231,750
Gross profit	247,105	144,821	120,430	47,052	—	559,408
Selling and marketing expenses	43,715	14,657	19,603	8,277	—	86,252
Distribution expenses	66,661	33,843	35,751	5,217	—	141,472
General and administration expenses	40,728	17,905	35,803	20,855	—	115,291
Supply chain financing expenses	27,934	16,741	577	—	—	45,252
Restructuring expenses	2,271	190	—	118	—	2,579
Other expenses	—	—	1,796	1,987	—	3,783
Total segment operating expenses	181,309	83,336	93,530	36,454	—	394,629
Segment operating income (loss)	$ 65,796	$ 61,485	$ 26,900	$ 10,598	$ —	$ 164,779
Unallocated corporate expenses and other						28,272
Other non-operating income, net						5,355
Interest expense						31,339
Earnings from continuing operations before income taxes						$ 110,523

Year Ended December 31, 2024	Vehicle Control	Temperature Control	Nissens Automotive	Engineered Solutions	Intersegment sales	Total
Net sales	$ 762,560	$ 380,088	$ 35,745	$ 285,456	$ —	$ 1,463,849
Cost of sales	518,475	262,296	24,220	235,537	—	1,040,528
Gross profit	244,085	117,792	11,525	49,919	—	423,321
Selling and marketing expenses	45,878	15,938	1,536	8,060	—	71,412
Distribution expenses	57,627	32,858	7,097	5,290	—	102,872
General and administration expenses	36,935	16,763	5,560	20,906	—	80,164
Supply chain financing expenses	32,090	16,449	—	—	—	48,539
Restructuring expenses	4,249	847	—	843	—	5,939
Other expenses	—	—	100	—	—	100
Total segment operating expenses	176,779	82,855	14,293	35,099	—	309,026
Segment operating income (loss)	$ 67,306	$ 34,937	$ (2,768)	$ 14,820	$ —	$ 114,295
Unallocated corporate expenses and other						33,671
Other non-operating income, net						6,877
Interest expense						13,512
Earnings from continuing operations before income taxes						$ 73,989

Year Ended December 31, 2023	Vehicle Control	Temperature Control	Nissens Automotive	Engineered Solutions	Intersegment sales	Total
Net sales	$ 737,932	$ 337,754	$ —	$ 282,586	$ —	$ 1,358,272
Cost of sales	499,717	241,927	—	227,802	—	969,446
Gross profit	238,215	95,827	—	54,784	—	388,826
Selling and marketing expenses	46,223	16,772	—	8,407	—	71,402
Distribution expenses	54,401	30,467	—	4,989	—	89,857
General and administration expenses	34,430	14,664	—	21,186	—	70,280
Supply chain financing expenses	30,558	15,473	—	—	—	46,031
Restructuring expenses	1,276	1,108	—	258	—	2,642
Total segment operating expenses	166,888	78,484	—	34,840	—	280,212
Segment operating income (loss)	$ 71,327	$ 17,343	$ —	$ 19,944	$ —	$ 108,614
Unallocated corporate expenses and other						15,937
Other non-operating income, net						2,326
Interest expense						13,287
Earnings from continuing operations before income taxes						$ 81,716

(in thousands)	Year Ended December 31, 2025	2024	2023
Depreciation and amortization			
Vehicle Control	$ 16,178	$ 14,841	$ 13,877
Temperature Control	3,285	3,307	3,424
Nissens Automotive	12,935	1,943	—
Engineered Solutions	10,088	9,608	9,966
Total operating segment depreciation and amortization	42,486	29,699	27,267
Corporate	1,362	1,714	1,755
Total depreciation and amortization	$ 43,848	$ 31,413	$ 29,022
Capital expenditures			
Vehicle Control	$ 22,571	$ 29,603	$ 13,955
Temperature Control	4,076	2,621	1,899
Nissens Automotive	946	213	—
Engineered Solutions	9,553	9,721	12,095
Total operating segment capital expenditures	37,146	42,158	27,949
Corporate	1,578	1,860	684
Total capital expenditures	$ 38,724	$ 44,018	$ 28,633

(in thousands)	December 31, 2025	December 31, 2024
Investment in unconsolidated affiliates		
Vehicle Control	$ 2,883	$ 2,447
Temperature Control	20,402	20,396
Nissens Automotive	—	—
Engineered Solutions	3,025	1,999
Total operating segment investment in unconsolidated affiliates	26,310	24,842
Corporate	—	—
Total investment in unconsolidated affiliates	$ 26,310	$ 24,842
Total assets		
Vehicle Control	$ 741,732	$ 659,607
Temperature Control	312,884	276,216
Nissens Automotive	531,606	482,773
Engineered Solutions	289,776	285,866
Total operating segment assets	1,875,998	1,704,462
Corporate	119,243	109,664
Total assets	$ 1,995,241	$ 1,814,126

(in thousands)	December 31, 2025	December 31, 2024
Long-lived assets [(a)]		
Denmark	$ 383,393	$ 347,629
United States	372,187	378,557
Asia	67,410	67,406
Europe, excluding Denmark	65,239	59,909
Mexico	27,098	21,173
Canada	4,080	4,329
Total long-lived assets	$ 919,407	$ 879,003

(a) Long-lived assets are attributed to countries based upon the location of the assets.

22. Net Sales

We disaggregate our net sales from contracts with customers by major product group and geographic area within each of our segments, as we believe it best depicts how the nature, amount, timing and uncertainty of our net sales are affected by economic factors.

Major Product Group

The Vehicle Control operating segment generates its revenues from core aftermarket sales of ignition, emissions, and fuel delivery, electrical and safety, and wire sets and other product categories primarily in the United States. The Temperature Control operating segment generates its revenue from aftermarket sales of air conditioning system components and other thermal products. The Nissens Automotive operating segment generates its revenues from aftermarket sales of engine cooling, air conditioning system components and engine efficiency products primarily in Europe. The Engineered Solutions operating segment generates revenues from custom-engineered products to vehicle and equipment manufacturers in highly diversified global end-markets such as commercial and light vehicles, construction, agriculture, power sports and marine.

The following table summarizes consolidated net sales by major product group within each operating segment (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Vehicle Control			
Engine Management (Ignition, Emissions and Fuel Delivery)	$ 486,203	$ 467,460	$ 450,180
Electrical and Safety	241,938	229,361	221,782
Wire Sets and Other	57,251	65,739	65,970
Total Vehicle Control	785,392	762,560	737,932
Temperature Control			
AC System Components	316,781	274,926	237,756
Other Thermal Components	109,586	105,162	99,998
Total Temperature Control	426,367	380,088	337,754
Nissens Automotive			
Air Conditioning	126,727	9,214	—
Engine Cooling	126,389	19,287	—
Engine Efficiency	52,261	7,244	—
Total Nissens Automotive	305,377	35,745	—
Engineered Solutions			
Light Vehicle	84,887	91,548	92,701
Commercial Vehicle	81,239	89,171	79,376
Construction/Agriculture	35,618	35,832	41,665
All Other	72,740	68,905	68,844
Total Engineered Solutions	274,484	285,456	282,586
Intersegment sales	(462)	—	—
Total	$ 1,791,158	$ 1,463,849	$ 1,358,272

Geographic Area

We sell our line of products primarily in the United States, with additional sales in Europe, Canada, Mexico, and other foreign countries. Sales are attributed to countries based upon the location of the customer. Our sales are substantially denominated in U.S. dollars.

The following tables provide disaggregation of net sales information by geographic area within each operating segment (in thousands):

Year Ended December 31, 2025	Vehicle Control	Temperature Control	Nissens Automotive	Engineered Solutions	Intersegment sales	Total
United States	$ 700,098	$ 407,745	$ 16,210	$ 149,110	$ (462)	$ 1,272,701
Europe, excluding Poland	877	102	207,030	48,841	—	256,850
Canada	38,113	16,831	364	33,320	—	88,628
Poland	35	—	70,366	6,578	—	76,979
Mexico	41,248	61	77	10,854	—	52,240
Other foreign	5,021	1,628	11,330	25,781	—	43,760
Total	$ 785,392	$ 426,367	$ 305,377	$ 274,484	$ (462)	$ 1,791,158

Year Ended December 31, 2024	Vehicle Control	Temperature Control	Nissens Automotive	Engineered Solutions	Intersegment sales	Total
United States	$ 677,779	$ 360,858	$ 2,213	$ 154,960	$ —	$ 1,195,810
Europe, excluding Poland	1,091	176	31,748	49,605	—	82,620
Canada	37,683	16,707	82	31,027	—	85,499
Poland	27	—	9	4,077	—	4,113
Mexico	40,555	171	14	9,138	—	49,878
Other foreign	5,425	2,176	1,679	36,649	—	45,929
Total	$ 762,560	$ 380,088	$ 35,745	$ 285,456	$ —	$ 1,463,849

Year Ended December 31, 2023	Vehicle Control	Temperature Control	Nissens Automotive	Engineered Solutions	Intersegment sales	Total
United States	$ 659,570	$ 319,904	$ —	$ 168,878	$ —	$ 1,148,352
Europe, excluding Poland	878	8	—	56,647	—	57,533
Canada	36,088	17,081	—	25,689	—	78,858
Poland	38	—	—	2,619	—	2,657
Mexico	36,350	49	—	6,658	—	43,057
Other foreign	5,008	712	—	22,095	—	27,815
Total	$ 737,932	$ 337,754	$ —	$ 282,586	$ —	$ 1,358,272

23. Commitments and Contingencies

Warranties

We generally warrant our products against certain manufacturing and other defects. These product warranties are provided for specific periods of time depending on the nature of the product. Accruals for estimated product warranty claims are included in accrued customer returns on the consolidated balance sheet.

The following table provides the changes in our product warranties (in thousands):

	December 31, 2025	December 31, 2024
Balance, beginning of period	$ 24,715	$ 21,134
Liabilities accrued for current year sales	127,055	134,831
Settlements of warranty claims	(124,209)	(131,249)
Balance, end of period	$ 27,561	$ 24,715

Change of Control Arrangements

We have a change in control arrangement with one key officer. In the event of a change of control (as defined in the agreement), the executive will receive severance payments and certain other benefits as provided in his agreement.

Asbestos

In 1986, we acquired a brake business, which we subsequently sold in March 1998 and which is accounted for as a discontinued operation in the accompanying consolidated statements of operations. When we originally acquired this brake business, we assumed future liabilities relating to any alleged exposure to asbestos-containing products manufactured by the seller of the acquired brake business. In accordance with the related purchase agreement, we agreed to assume the liabilities for all new claims filed on or after September 2001. Our ultimate exposure will depend upon the number of claims filed against us on or after September 2001, and the amounts paid for settlements, awards of asbestos-related damages, and defense of such claims. At December 31, 2025, approximately 945 cases were outstanding for which we may be responsible for any related liabilities. Since inception in September 2001 through December 31, 2025, the amounts paid for settled claims and awards of asbestos-related damages, including interest, were approximately $105.2 million. We do not have insurance coverage for the indemnity and defense costs associated with the claims we face.

In evaluating our potential asbestos-related liability, we have considered various factors including, among other things, an actuarial study of the asbestos related liabilities performed by an independent actuarial firm, our settlement amounts and whether there are any co-defendants, the jurisdiction in which lawsuits are filed, and the status and results of such claims. As is our accounting policy, we consider the advice of actuarial consultants with experience in assessing asbestos-related liabilities to estimate our potential claim liability; and perform an actuarial evaluation in the third quarter of each year and whenever events or changes in circumstances indicate that additional provisions may be necessary. The methodology used to project asbestos-related liabilities and costs in our actuarial study considered: (i) historical data available from publicly available studies; (ii) an analysis of our recent claims history to estimate likely filing rates into the future; (iii) an analysis of our currently pending claims; (iv) an analysis of our settlements and awards of asbestos-related damages to date; and (v) an analysis of closed claims with pay ratios and lag patterns in order to develop average future settlement values. Based on the information contained in the actuarial study and all other available information considered by us, we have concluded that no amount within the range of settlement payments and awards of asbestos-related damages was more likely than any other and, therefore, in assessing our asbestos liability we compare the low end of the range to our recorded liability to determine if an adjustment is required.

In accordance with our policy to perform an annual actuarial evaluation in the third quarter of each year, an actuarial study was performed as of August 31, 2025. The results of the August 31, 2025 study included an estimate of our undiscounted liability for settlement payments and awards of asbestos-related damages, excluding legal costs, ranging from $127.5 million to $275.9 million for the period through 2065. The change from the prior year study, which was as of August 31, 2024, was a $27.9 million increase for the low end of the range and a $65.1 million increase for the high end of the range. The increase in the estimated undiscounted liability from the prior year study at both the low end and high end of the range reflects our actual experience, our historical data and certain assumptions with respect to events that may occur in the future.

Based upon the results of the August 31, 2025 actuarial study, in September 2025 we increased our asbestos liability to $127.5 million, the low end of the range, and recorded an incremental pre-tax provision of $44.4 million in loss from discontinued operations in the accompanying consolidated statement of operations. Future legal costs, which are expensed as incurred and reported in loss from discontinued operations in the accompanying consolidated statements of operations, are estimated, according to the August 31, 2025 study, to range from $48.5 million to $115.3 million for the period through 2065. Total operating cash outflows related to discontinued operations, which include settlements, awards of asbestos-related damages and legal costs, net of taxes, were $14.0 million, $15.3 million and $11.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

We plan to perform an annual actuarial evaluation during the third quarter of each year for the foreseeable future and whenever events or changes in circumstances indicate that additional provisions may be necessary. Given the uncertainties associated with projecting such matters into the future and other factors outside our control, we can give no assurance that additional provisions will not be required. We will continue to monitor events and changes in circumstances surrounding these potential liabilities in determining whether to perform additional actuarial evaluations and whether additional provisions may be necessary. At the present time, however, we do not believe that any additional provisions would be reasonably likely to have a material adverse effect on our liquidity or consolidated financial position.

Other Litigation

In connection with the aforementioned former brake business, we were subject to a legal proceeding alleging a breach of contract claim of the related purchase agreement. In August 2023, we reached a final settlement in the amount of $10.5 million which was paid in October 2023 and the settlement was fully recorded in loss from discontinued operations in the accompanying consolidated statement of operations in 2023.

We are currently involved in various other legal claims and legal proceedings (some of which may involve substantial amounts), including claims related to commercial disputes, product liability, employment, and environmental. Although these legal claims and legal proceedings are subject to inherent uncertainties, based on our understanding and evaluation of the relevant facts and circumstances, we believe that the ultimate outcome of these matters will not, either individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations. We may at any time determine that settling any of these matters is in our best interests, which settlement may include substantial payments. Although we cannot currently predict the specific amount of any liability that may ultimately arise with respect to any of these matters, we will record provisions when the liability is considered probable and reasonably estimable. Significant judgment is required in both the determination of probability and the determination as to whether an exposure can be reasonably estimated. As additional information becomes available, we reassess our potential liability related to these

matters. Such revisions of the potential liabilities could have a material adverse effect on our business, financial condition or results of operations.

24. Subsequent Event

In 2025 we were subject to tariffs on certain imports into the United States under the International Emergency Economic Powers Act ("IEEPA"). On February 20, 2026, the United States Supreme Court rendered a decision invalidating tariffs imposed under IEEPA. In response to the Supreme Court's decision, the current Administration announced its intention to impose new tariffs under different statutory authority. We are currently evaluating the impact of these actions on our business and will continue to monitor developments as they occur.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded our disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report on Form 10-K. A material weakness in our internal control over financial reporting was identified at our Nissens Automotive operating segment acquired in November 2024. Consequently additional analyses and other procedures were performed to ensure that our consolidated financial statements included in this Annual Report on Form 10-K were prepared in accordance with accounting principles generally accepted in the United States.

Notwithstanding the material weakness described below, management has concluded the consolidated financial statements in this Annual Report on Form 10-K present fairly, in all material respects, the Company's financial position, results of operations and cash flows of the Company for the periods presented in conformity with accounting principles generally accepted in the United States.

(b) Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with accounting principles generally accepted in the United States.

All internal control systems, no matter how well designed, have inherent limitations. Because of these inherent limitations, internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation, and may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control - Integrated Framework (2013). Based on this assessment, our management has concluded that our internal control

over financial reporting was not effective as of December 31, 2025, due to the material weakness at our Nissens Automotive operating segment acquired in November 2024, described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be detected or prevented on a timely basis.

Management identified a material weakness in information technology general controls over certain IT systems that support financial transactions and reporting at our Nissens Automotive operating segment. Information relating to tracking administrative users was not available, and therefore, controls over the review and monitoring of the activity thereof were ineffective. Consequently, process level automated controls and manual controls that rely on the completeness and accuracy of data or reports from the affected IT systems were also deemed ineffective. This material weakness resulted from the untimely identification of risk associated with the information technology environment and insufficient allocation of resources with knowledge and training associated with designing and implementing the controls.

While the control deficiencies created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, we have not identified any errors in our consolidated financial statements due to the control deficiencies.

(c) Attestation Report of Independent Registered Public Accounting Firm.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements included in the Annual Report on Form 10-K and, as part of their audit, has issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting due to the material weakness at our Nissens Automotive operating segment described above, included herein under the caption "Report of Independent Registered Public Accounting Firm−Internal Control Over Financial Reporting" in "Item 8. Financial Statements and Supplementary Data", on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control Over Financial Reporting.

Our management is committed to maintaining a strong internal control environment. Management, with oversight from the Audit Committee of the Board of Directors, has begun taking remedial action and is developing a full plan in response to the material weakness at our Nissens Automotive operating segment described above. This plan will include, among other items, hiring additional experienced personnel, enhanced monitoring, system modifications and enhancements, and where necessary, implementing additional controls and substantive procedures to obtain comfort over the completeness and accuracy of data from the affected IT systems.

Except for the changes associated with the material weakness at our Nissens Automotive operating segment noted above, there have been no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our plans for remediating the material weakness at our Nissens Automotive operating segment, discussed above, will constitute changes in our internal control over financial reporting, when such remediation plans are effectively implemented.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the information in our Definitive Proxy Statement to be filed with the SEC in connection with our 2026 Annual Meeting of Stockholders (the "2026 Proxy

Statement") set forth under the captions "Election of Directors (Proposal No. 1)," "Management Information," "Corporate Governance" and "Compensation, Discussion & Analysis."

The Board of Directors of the Company has adopted a Code of Ethics that applies to all employees, officers and directors of the Company. The Company's Code of Ethics is available at *smpcorp.com under "Our Company – Governance – Charters & Policies."* The Company intends to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Company's Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by disclosing such information on the Company's website, at the address specified above.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information in our 2026 Proxy Statement set forth under captions "Corporate Governance," "Compensation Discussion & Analysis," "Executive Compensation and Related Information" and "Report of the Compensation and Management Development Committee."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the information in our 2026 Proxy Statement set forth under the captions "Executive Compensation and Related Information" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the information in our 2026 Proxy Statement set forth under the captions "Corporate Governance" and "Executive Compensation and Related Information."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's independent registered public accounting firm is KPMG LLP, New York, New York (PCAOB ID 185). All other information required by this Item is incorporated herein by reference to the information in our 2026 Proxy Statement set forth under the captions "Audit and Non-Audit Fees."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) The Index to Consolidated Financial Statements of the Registrant under Item 8 of this Report is incorporated herein by reference as the list of Financial Statements required as part of this Report.

(2) The following financial schedule and related report for the years 2025, 2024 and 2023 is submitted herewith:

Schedule II - Valuation and Qualifying Accounts

All other schedules are omitted because they are not required, not applicable or the information is included in the financial statements or notes thereto.

(3) Exhibits.

The exhibit list in the Exhibit Index is incorporated by reference as the list of exhibits required as part of this Report.

ITEM 16. FORM 10-K SUMMARY

None.

STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number	
2.1	Share Sale and Purchase Agreement, dated as of July 5, 2024, by and among Standard Motor Products, Inc., as Buyer, Axcel V K/S, as Sellers' Representative, and the sellers named therein (incorporated by reference to the Company's Current Report on Form 8-K filed as of July 10, 2024).
3.1	Restated By-Laws, dated as of December 15, 2022 (incorporated by reference to the Company's Current Report on Form 8-K filed as of December 21, 2022).
3.2	Restated Certificate of Incorporation, filed as of August 1, 1990 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2017).
3.3	Certificate of Amendment of the Certificate of Incorporation, filed as of February 27, 1996 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2017).
10.1	Amended and Restated Employee Stock Ownership Plan and Trust of Standard Motor Products, Inc., dated as of December 21, 2018 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).
10.2	2006 Omnibus Incentive Plan of Standard Motor Products, Inc., as amended (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-174330), filed as of May 19, 2011).
10.3	Supplemental Compensation Plan, effective as of October 1, 2001 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.4	Severance Compensation Agreement, dated as of December 12, 2001, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.5	Amendment to the Standard Motor Products, Inc. Supplemental Compensation Plan, effective as of December 1, 2006 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).
10.6	Amendment to Severance Compensation Agreement, dated as of December 15, 2008, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).
10.7	Amended and Restated Supplemental Executive Retirement Plan, dated as of December 31, 2010 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2010).
10.8	Amendment to Severance Compensation Agreement, dated as of March 8, 2011, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2010).
10.10	Standard Motor Products, Inc. Amended and Restated 2016 Omnibus Incentive Plan and forms of related award agreements (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-256362) filed as of May 21, 2021).

STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number	
10.16	Credit Agreement, dated as of September 16, 2024, among Standard Motor Products, Inc., the Foreign Subsidiary Borrowers party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Joint Book Runner and Joint Lead Arranger, Bank of America, N.A., as Syndication Agent, Citizens Bank, N.A., as Documentation Agent and Joint Lead Arranger, BofA Securities, Inc., as Joint Book Runner and Joint Lead Arranger, and the Lenders party thereto (incorporated by reference to the Company's Current Report on Form 8-K filed as of September 17, 2024).
10.17	Standard Motor Products, Inc. 2025 Omnibus Incentive Plan and forms of related award agreements (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-287305), filed on May 15, 2025).
10.18	Form of Performance Share Units Award Agreement – Employees under the Standard Motor Products, Inc. 2025 Omnibus Incentive Plan.
10.19	Form of Standard Restricted Stock Unit Award Agreement – Employees under the Standard Motor Products, Inc. 2025 Omnibus Incentive Plan.
19	Standard Motor Products, Inc. Policy on Insider Trading, dated as of July 29, 2024.
21	List of Subsidiaries of Standard Motor Products, Inc.
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney (see signature page to Annual Report on Form 10-K).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Standard Motor Products, Inc. Clawback Policy, dated as of October 3, 2023 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).
101.INS**	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

** In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to the Original Filing shall be deemed to be "furnished" and not "filed."

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD MOTOR PRODUCTS, INC.
(Registrant)

/s/ Eric P. Sills
Eric P. Sills
Chief Executive Officer and President

/s/ Nathan R. Iles
Nathan R. Iles
Chief Financial Officer

New York, New York
February 26, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric P. Sills and Nathan R. Iles, jointly and severally, as his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

February 26, 2026	/s/ Eric P. Sills Eric P. Sills Chief Executive Officer and President (Principal Executive Officer)
February 26, 2026	/s/ Nathan R. Iles Nathan R. Iles Chief Financial Officer (Principal Financial and Accounting Officer)
February 26, 2026	/s/ James J. Burke James J. Burke Chief Operating Officer and Director
February 26, 2026	/s/ Alejandro C. Capparelli Alejandro C. Capparelli, Director
February 26, 2026	/s/ Pamela Forbes Lieberman Pamela Forbes Lieberman, Director
February 26, 2026	/s/ Patrick S. McClymont Patrick S. McClymont, Director
February 26, 2026	/s/ Joseph W. McDonnell Joseph W. McDonnell, Director
February 26, 2026	/s/ Alisa C. Norris Alisa C. Norris, Director
February 26, 2026	/s/ Pamela S. Puryear, Ph.D. Pamela S. Puryear, Director

STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

Schedule II - Valuation and Qualifying Accounts

Years ended December 31, 2025, 2024 and 2023

(in thousands)

		Additions			
	Balance at beginning of year	Charged to costs and expenses	Other	Deductions	Balance at end of year
Year ended December 31, 2025:					
Allowance for expected credit losses	$ 4,203	$ 4,639	$ —	$ 85	$ 8,757
Allowance for discounts	1,269	12,452	—	12,435	1,286
	$ 5,472	$ 17,091	$ —	$ 12,520	$ 10,043
Allowance for sales returns	$ 46,471	$ 178,320	$ —	$ 175,237	$ 49,554
Year ended December 31, 2024:					
Allowance for expected credit losses	$ 6,884	$ 736	$ —	$ 3,417	$ 4,203
Allowance for discounts	1,161	13,487	—	13,379	1,269
	$ 8,045	$ 14,223	$ —	$ 16,796	$ 5,472
Allowance for sales returns	$ 38,238	$ 184,895	$ 3,360 (a)	$ 180,022	$ 46,471
Year ended December 31, 2023:					
Allowance for expected credit losses	$ 4,129	$ 2,940	$ —	$ 185	$ 6,884
Allowance for discounts	1,246	12,449	—	12,534	1,161
	$ 5,375	$ 15,389	$ —	$ 12,719	$ 8,045
Allowance for sales returns	$ 37,169	$ 162,525	$ —	$ 161,456	$ 38,238

(a) Allowances acquired through acquisition

[This page intentionally left blank.]

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric P. Sills, certify that:

1. I have reviewed this annual report on Form 10-K of Standard Motor Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Eric P. Sills
Eric P. Sills
Chief Executive Officer
and President

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Nathan R. Iles, certify that:

1. I have reviewed this annual report on Form 10-K of Standard Motor Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Nathan R. Iles
Nathan R. Iles
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Standard Motor Products, Inc. (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Eric P. Sills, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Eric P. Sills
Eric P. Sills
Chief Executive Officer
and President

February 26, 2026

* A signed original of this written statement required by Section 906 has been provided to Standard Motor Products, Inc. and will be retained by Standard Motor Products, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Standard Motor Products, Inc. (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nathan R. Iles, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Nathan R. Iles
Nathan R. Iles
Chief Financial Officer

February 26, 2026

* A signed original of this written statement required by Section 906 has been provided to Standard Motor Products, Inc. and will be retained by Standard Motor Products, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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Reconciliation of GAAP and Non-GAAP Measures

(In thousands, except per share amounts)	Twelve Months Ended December 2025	2024
Operating Income		
GAAP Operating Income	$ 136,507	$ 80,624
Restructuring Expenses	2,580	7,668
Acquisition & Integration Expenses	8,583	13,476
Customer Program Wind Down	4,067	—
Other Income, Net	(338)	(75)
Non-GAAP Operating Income	$ 151,399	$ 101,693
Earnings from Continuing Operations Attributable To SMP		
GAAP Earnings (Loss) from Continuing Operations	$ 79,033	$ 53,628
Restructuring Expenses	2,580	7,668
Acquisition & Integration Expenses	8,583	15,245
Customer Program Wind Down	4,067	—
Certain Tax Credits And Production Deductions Finalized In Period	—	(380)
Income Tax Effect Related To Reconciling Items	(3,960)	(5,705)
Non-GAAP Earnings from Continuing Operations	$ 90,303	$ 70,456

	Twelve Months Ended December 31,				
	2025	2024	2023	2022	2021
Diluted Earnings Per Share from Continuing Operations Attributable to SMP					
GAAP Diluted Earnings (Loss) Per Share from Continuing Operations	$ 3.52	$ 2.41	$ 2.85	$ 3.30	$ 4.39
Restructuring Expenses	0.11	0.34	0.12	0.08	0.02
Customer Bankruptcy Charge	—	—	—	0.32	—
Acquisition & Integration Expenses	0.38	0.69	—	—	0.07
Customer Program Wind Down	0.18	—	—	—	—
Certain Tax Credits And Production Deductions Finalized In Period	—	(0.02)	(0.01)	(0.01)	(0.01)
Income Tax Effect Related To Reconciling Items	(0.17)	(0.25)	(0.04)	(0.10)	(0.02)
Non-GAAP Diluted Earnings Per Share from Continuing Operations	$ 4.02	$ 3.17	$ 2.92	$ 3.59	$ 4.45
EBITDA without Special Items					
GAAP Earnings from Continuing Operations Before Taxes	$ 110,523	$ 73,989	$ 81,716	$ 98,332	$ 130,465
Depreciation and Amortization	43,848	31,413	29,022	28,298	27,243
Interest Expense	31,339	13,512	13,287	10,617	2,028
EBITDA	185,710	118,914	124,025	137,247	159,736
Restructuring Expenses	2,580	7,668	2,642	1,891	392
Customer Bankruptcy Charge			—	7,002	—
Acquisition & Integration Expenses	8,583	13,476	—	—	1,711
Customer Program Wind Down	4,067	—	—	—	—
Special Items	15,230	21,144	2,642	8,893	2,103
EBITDA without Special Items	$ 200,940	$ 140,058	$ 126,667	$ 146,140	$ 161,839

Management believes that Non-GAAP earnings from continuing operations and Non-GAAP diluted earnings per share from continuing operations which are attributable to SMP, and Non-GAAP operating income and EBITDA without special items, each of which are Non-GAAP measurements and are adjusted for special items, are meaningful to investors because they provide a view of the company with respect to ongoing operating results. Special items represent significant charges or credits that are important to an understanding of the company's overall operating results in the periods presented. Such Non-GAAP measurements are not recognized in accordance with generally accepted accounting principles and should not be viewed as an alternative to GAAP measures of performance.

BOARD OF DIRECTORS

ERIC P. SILLS Chairman of the Board and Chief Executive Officer of Standard Motor Products, Inc.

ALISA C. NORRIS Former Chief Marketing and Communications Officer of JDRF International

JAMES J. BURKE Chief Operating Officer of Standard Motor Products, Inc.

ALEJANDRO C. CAPPARELLI Vice President and General Manager, Lifecycle Segment Portfolio of Rockwell Automation, Inc.

PAMELA FORBES LIEBERMAN Former Interim Chief Operating Officer of Entertainment Resource, Inc.

PATRICK S. McCLYMONT Chief Financial Officer of Hagerty, Inc.

JOSEPH W. McDONNELL President of the University of Maine at Farmington

PAMELA S. PURYEAR, Ph.D. Former EVP and Global CHRO of Walgreens Boots Alliance, Inc.

CORPORATE OFFICERS

ERIC P. SILLS Chief Executive Officer

JAMES J. BURKE Chief Operating Officer

DALE BURKS Chief Commercial Officer

NATHAN R. ILES Chief Financial Officer

CARMINE J. BROCCOLE Chief Legal Officer and Secretary

RAY NICHOLAS Chief Information Officer and Vice President Information Technology

VICTORIA T. RINGWOOD Chief Human Resources Officer

THOMAS BESSON Chief Transformation Officer

ESTHER PARKER Chief Accounting Officer

ERIN PAWLISH Treasurer



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Standard Motor Products, Inc

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